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TABLE OF CONTENTS 2

As confidentially submitted to the Securities and Exchange Commission on November 6, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

JOUNCE THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	45-4870634 (I.R.S. Employer Identification Number)

1030 Massachusetts Avenue
Cambridge, MA 02138
(857) 259-3840
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Richard Murray, Ph.D.
Chief Executive Officer and President
1030 Massachusetts Avenue
Cambridge, MA 02138
(857) 259-3840
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mitchell S. Bloom, Esq. Ryan S. Sansom, Esq. Caitlin L. Murray, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Anna L. Barry, Ph.D., Esq. Vice President of Legal Jounce Therapeutics, Inc. 1030 Massachusetts Avenue Cambridge, MA 02138 (857) 259-3840	Deanna L. Kirkpatrick, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, par value $0.001 per share	$	$

(1)    Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)   Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated November 6, 2015.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                    Shares

Common Stock

We are offering              shares of our common stock to be sold in this offering. This is our initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price is between $         and $         per share. We intend to apply to list our common stock on the NASDAQ Capital Market under the symbol "JNCE."

We are an emerging growth company under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. These risks are described under the caption "Risk factors" that begins on page 12 of this prospectus.

	Per share	Total

Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$

(1)    We have also agreed to reimburse the underwriters for certain FINRA-related expenses. See "Underwriting" for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to              additional shares on the same terms and conditions set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to investors on                  , 2015.

J.P. Morgan	Cowen and Company
Wells Fargo Securities
Cantor Fitzgerald & Co.

Prospectus dated              , 2015

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                             , 2016, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus summary

Overview

We are an immunotherapy company dedicated to transforming the treatment of cancer by developing therapies that enable the immune system to attack tumors and provide long-lasting benefits to patients. Through the use of our Translational Science Platform, we prioritize targets and identify related biomarkers designed to match the right therapy to the right patients, and our current efforts are focused on the treatment of solid tumors. We believe that our enriched-enrollment clinical trial designs will also lead to shortened development timelines. Our strategy addresses T cells and other cells beyond T cells in the tumor microenvironment, potentially allowing us to fully exploit the promise of immunotherapy in cancer.

•
Targeting T cells:    Our lead product candidate, JTX-2011, is a monoclonal antibody that binds to and activates ICOS, a protein on the surface of certain T cells commonly found in many solid tumors. Our preclinical data demonstrates that by binding to and activating ICOS, JTX-2011 stimulates a significant T cell immune response against solid tumors, and we expect to submit our Investigational New Drug Application, or IND, for JTX-2011 to the Food and Drug Administration, or FDA, by                           . We believe JTX-2011 has the potential to act both as a single agent and in combination with other therapies to offer treatment alternatives to patients who otherwise lack an effective response to existing therapies.

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Beyond T cells:    We are discovering and developing immunotherapies beyond T cell-directed therapeutic approaches and are systematically and comprehensively interrogating cell types within the human tumor microenvironment, or TME, including immune cells and stromal cells. We have a pipeline of early discovery programs that target different cell types within tumors, including immunosuppressive macrophages that create a pro-tumor environment. We believe therapies targeting these macrophages, as well as stromal cells, could complement existing T cell approaches and benefit many patients who do not respond to existing T cell-directed immunotherapies.

Immunotherapies are increasingly recognized as a critical component of cancer therapy and are beginning to fundamentally change the paradigm for treating patients. Fewer than half of all cancer patients respond to single agent immunotherapies in part because of a general lack of predictive biomarkers to identify responsive patient populations. Combination therapies are beginning to yield greater responses than single agent therapies, yet there is still significant unmet medical need among large patient populations across most solid tumor indications.

Our Translational Science Platform utilizes a suite of integrated technologies to comprehensively profile the cellular and molecular characteristics within thousands of human solid tumors, providing critical information about the TME that we believe will allow us to identify and guide new immunotherapies more efficiently through development. We utilize a systematic approach to match targets to defined patient populations that we believe are more likely to benefit from these therapies. Building on our biomarker-driven strategy, we aim to establish companion diagnostics for each of our products to identify the right patients for treatment with our products.

Our JTX-2011 preclinical program has shown anti-tumor effects both as a single agent and in combination with existing immunotherapies such as anti-PD-1 antibodies. Using our Translational Science Platform, we have identified cancer indications that display high percentages of ICOS-expressing T cells and ICOS-related biomarkers within the tumors. Based on this, we have prioritized non-small cell lung cancer, or NSCLC, and head and neck squamous cell cancer, or HNSCC, for evaluation in our upcoming JTX-2011 single agent trials. We expect that individual patient tumors from the selected indications will be evaluated during clinical trial enrollment for ICOS and related biomarkers so that we can enrich our trials with patients that may be more likely to respond to JTX-2011. Because existing immunotherapies such as anti-PD-1/anti-PD-L1 antibodies may induce ICOS upregulation on T cells, we believe that in a combination setting, JTX-2011 will exert anti-tumor activity in a broader group of indications and thus provide benefit to a greater number of patients.

The majority of immunotherapy discovery and development efforts have focused on T cell targeted therapies which have provided long-lasting benefits to some patients, but significant unmet medical need remains. As such, we have focused our early discovery efforts on interrogating other cell types, which we refer to as "beyond T cells." We believe our approach will identify novel immunotherapies that engage different elements of the immune system and stroma and can address the broader unmet medical need across solid tumor indications. Our discovery pipeline consists of multiple programs, including several that target immunosuppressive macrophages, which are highly prevalent in many solid tumor types. We believe that targeting these cells may create options for patients who are less likely to respond to current therapies, as well as enhance responses in patients who have had limited response to current immunotherapies.

Immuno-oncology background

Historically, cancer treatments have focused on either killing or arresting the proliferation of the tumor cells themselves. However, fundamental work pioneered by one of our founders, Dr. James Allison, led to the discovery of immune cell checkpoint therapy. Checkpoints are key immune cell mechanisms that function as either positive or negative steps to fine tune and control the immune response. In the cancer setting, tumor cells have developed strategies for hijacking these immune checkpoints, preventing an immune response to the cancer and allowing the tumor cells to proliferate without any natural interference. Checkpoint immunotherapies have been developed to overcome this by either enhancing immune cell activation (stepping on the gas of the immune system) or blocking immune cell inhibition (releasing the brakes on the immune system) resulting in an amplification of the anti-tumor immune response that can have a long-lasting effect. To date, three immunotherapy products have been approved in various indications, including a combination regimen, and there are many other candidates in preclinical and clinical development targeting immune cells. Current estimates for the 2020 overall immunotherapy market range from $25 to $59 billion across solid and blood-based tumors.

Combination therapy aimed at multiple targets has now become an important element of immunotherapy development efforts with the goal of creating even better, long-lasting responses, and will likely become a cornerstone of our JTX-2011 development program.

Challenges in immuno-oncology

Despite the enthusiasm surrounding immunotherapies and the benefit certain cancer patients have experienced in recent years, substantial challenges remain to maximize the impact of immunotherapy in cancer. To date, identifying the most appropriate indications and most responsive patient populations for a particular immunotherapy has presented significant challenges, including the following:

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Established immunotherapies are only effective in a minority of patients.

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The current approach to immunotherapy target prioritization is not systematic and does not leverage a complete understanding of the TME to best identify high value targets.

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The current emphasis on T cell-directed immunotherapy targets does not harness the entire spectrum of potential immune cell targets leaving fewer therapeutic options for patients whose tumors are poorly infiltrated with T cells.

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Predictive biomarkers are not uniformly used to proactively select responsive patient populations, which drives longer development timelines with higher associated costs.

Our differentiated approach to solving the challenges of immuno-oncology

Jounce was founded on the principle that an in-depth understanding and profiling of the immune system within human tumors can significantly enhance and expedite the development of impactful immunotherapies. Our multifaceted approach to profiling tumors yields a comprehensive understanding of the TME allowing us to efficiently prioritize promising cancer targets and related biomarkers. We believe our efforts match the right therapy to the right patients, enabling an enriched-enrollment clinical trial design which may result in shorter development timelines with lower associated costs.

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Our Translational Science Platform allows us to comprehensively interrogate the TME.

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Our ability to extensively exploit and evaluate cells of the TME, including immune cells and stromal cells, allows us to prioritize targets and develop new immunotherapies.

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Our Translational Science Platform allows us to identify potential predictive biomarkers to match the right therapy to the right patient.

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Our ability to identify optimal immune cell targets and enrich patient populations most likely to respond to our therapies allows for potentially shorter development timelines and lower associated costs.

Jounce's Translational Science Platform

Our Translational Science Platform utilizes a suite of integrated technologies to comprehensively profile the cellular and molecular characteristics within thousands of human solid tumors, providing critical information on the TME that we believe will allow us to identify and guide new immunotherapies more efficiently through development. Our approach to development highlights the following key differentiating features of our Translational Science Platform:

•
Target Identification.    Using our Translational Science Platform, we identify targets and related biomarkers linked to specific cell types. By targeting both adaptive and innate immune cells, as well as stromal cells that support tumor growth, within the TME we can focus on programs that go beyond T cell approaches and create drug candidates with the potential to benefit patients less likely to respond to current immunotherapies. We have also used our Translational Science Platform to identify several targets within the TME, including on immunosuppressive macrophages, one of the innate immune cell types. Several of these macrophage targets have been further validated and we are optimizing potential drug candidates against them.

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Indication Selection and Patient Enrichment.    Using our Translational Science Platform, we prioritize indications based on the levels of specific biomarkers that we have identified as relevant within the applicable tumor. For example, in our JTX-2011 program, we used both IHC and RNA profiling to evaluate the levels of ICOS and related biomarkers in over a thousand tumor samples. NSCLC and HNSCC were prioritized as indications that in general demonstrated higher percentages of ICOS-expressing immune cells and related biomarkers. Individual patient tumors will be evaluated during clinical trial enrollment for ICOS and related biomarkers.

Although immuno-oncology is leading the frontier in new cancer therapies, most of the focus to date has been on T cells. We believe there are significant opportunities to develop immunotherapies that target other cell types within the TME that could result in groundbreaking advances in cancer treatment. As new technologies arise, we plan to continually enhance our Translational Science Platform by looking for additional opportunities to expand our capabilities and deepen our understanding of the TME. Our ultimate goal is to use our Translational Science Platform to comprehensively interrogate the TME to enable us to bring the right therapy to the right patients.

Our product pipeline

We are developing a pipeline of immunotherapies that we believe will provide a meaningful and long-lasting benefit to cancer patients. We plan to develop each of these as both a single agent and in combination with other therapies. The following table depicts our current pipeline:

Program	TME Component	Cell Type	Status	Commercial Rights

JTX-2011 (ICOS)	Adaptive immune	Teffector Tregulatory	IND-enabling	Jounce
MT-1	Innate immune	Macrophage	Discovery	Jounce
Undisclosed	Innate immune	Macrophage	Discovery	Jounce
Undisclosed	Stromal	Stromal	Discovery	Jounce
Undisclosed	Adaptive immune	Teffector	Discovery	Jounce

Lead program JTX-2011: an anti-ICOS monoclonal antibody

Our lead product candidate, JTX-2011, is a monoclonal antibody that binds to and activates ICOS, the Inducible T cell CO-Stimulator, which is a protein on the surface of certain T cells. ICOS is a member of the CD28 family of cell surface proteins, a family that includes PD-1, the target of the approved immunotherapies Keytruda and Opdivo, and CTLA-4, the target of Yervoy, another approved immunotherapy. We believe that ICOS will stimulate an immune response against cancer cells. In human studies aimed at understanding changes in the immune system following exposure to an immunotherapy drug, ICOS was the molecule that showed the most significant change. This and other clinical data led to the concept that ICOS stimulatory activity on T cells was beneficial in the tumor setting. We believe this type of clinically-derived information is important to distinguish and prioritize targets.

We are developing JTX-2011 to treat solid tumors as a single agent and in combination with other therapies. Because existing immunotherapies, such as anti-PD-1/anti-PD-L1 antibodies, may induce ICOS upregulation on T cells, we believe that in a combination setting, JTX-2011 will exert anti-tumor activity in a broader group of indications and thus will provide benefit to a greater number of patients. We also believe that some patients whose tumors are unresponsive to those other agents may have high levels of ICOS and be responsive to a JTX-2011 as a single agent. JTX-2011 is in the late stages of preclinical development and we expect to submit our IND to the FDA by                           . We intend to initiate our multi-arm Phase I clinical trial in                           if our IND is accepted. We expect to include patients with NSCLC and HNSCC in single agent therapy and with NSCLC, HNSCC, triple-negative breast cancer, or TNBC, melanoma, and stomach cancer in combination therapy.

Beyond T cell discovery programs

We believe that the ability to target different cell types, such as innate immune cells, may allow us to 1) pursue tumor types not currently served by therapies which target adaptive immune cells, as well as 2) potentially convert the TME from an immunosuppressive environment to an immune activating environment. We believe our differentiated approach to understanding and interrogating multiple immune cell types positions us to fully exploit the promise of immunotherapy in cancer. Our current discovery efforts are focused on macrophages, an innate immune cell, where there is evidence of the relationship of immunosuppressive macrophages to poor patient prognosis.

Our Translational Science Platform enables us to take an unbiased, bioinformatics-based approach to focus in on a particular cell type within human tumor samples. In so doing, we can identify potential targets on specific cell subsets within a tumor. Using this approach, we identified targets on the immunosuppressive M2 macrophages that, when treated with specific monoclonal antibodies, may be able to influence the composition of macrophages within the TME, converting them from immune suppressing M2 to immune-enhancing, or M1, macrophages.

We have identified a novel, previously unrecognized protein-to-protein binding interaction between two of the targets, Macrophage Target-1, or MT-1, and Macrophage Target Binding Partner-1, or MTBP-1. Monoclonal antibodies have been created to both targets and classified into different functional property categories. Lead antibody candidates to MT-1, including humanized as well as fully human antibodies, are undergoing our selection and optimization process prior to selection of a final development candidate. In addition, by using certain biomarker assays, we are able to identify distinct tumor types within an indication where there are MT-1 high/PD-L1 high tumors and MT-1 high/PD-L1 low tumors. We believe the latter tumor types may provide an opportunity for our anti-MT-1 in a tumor that would be expected to be less responsive to anti-PD-1 therapies. We believe targeting the cells of the innate immune system, such as macrophages, has the potential to expand the utility of cancer immunotherapies.

Our strategy

Our goal is to bring the right immunotherapies to the right patients to provide a long-lasting benefit that ultimately changes the patient's life. To achieve our goal, we are:

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Aggressively developing our lead product candidate JTX-2011 both as a single agent and in combination with other therapies.

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Efficiently building a broad pipeline of immunotherapies targeting defined patient populations through the use of our Translational Science Platform.

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Addressing the unmet medical needs of cancer patients with tumors unresponsive to T cell-directed therapies by emphasizing our discovery efforts on other cell types within the TME.

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Maximizing the value of our pipeline through the evaluation of strategic collaborations.

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Building the leading fully-integrated discovery-to-commercial immuno-oncology company by delivering innovative immunotherapies to cancer patients.

Management

We have assembled a highly experienced team of experts in immunotherapy to help us leverage our Translational Science Platform to drive the development of our early discovery programs and JTX-2011. Our chief executive officer, Dr. Richard Murray, and our chief scientific officer, Dr. Deborah Law, each have successful track records discovering, developing, and commercializing drugs across a range of therapeutic areas including immunotherapy, and have played leadership roles from the preclinical stages through the BLA approval of the product Keytruda. Two of our founders, Dr. James Allison and Dr. Padmanee Sharma of the University of Texas MD Anderson Cancer Center, were initially responsible for the translational science behind ICOS. Dr. James Allison played a fundamental role in ushering in the era of checkpoint therapy in general, and was recently awarded the Lasker prize in medicine. Dr. Thomas Gajewski of the University of Chicago, Dr. Drew Pardoll of Johns Hopkins University, and Dr. Louis Weiner of Georgetown University, our founders, and Dr. Robert Schreiber of Washington University School of Medicine also serve as advisors to the company.

Risks associated with our business

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled "Risk factors" immediately following this prospectus summary. These risks include, among others, that:

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We are very early in our development efforts. Our product candidate, JTX-2011, is still in preclinical development. If we are unable to advance JTX-2011 or any other future product candidates to clinical development, or obtain marketing approval and ultimately commercialize any product candidates, or experience significant delays in doing so, our business will be materially harmed.

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We rely on our Translational Science Platform to identify and develop effective product candidates. Our competitive position could be materially harmed if our competitors develop a platform similar to our Translational Science Platform and develop rival product candidates.

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JTX-2011 has not yet been dosed in any patients, and JTX-2011 and any other future product candidate we develop may cause undesirable side effects or have other properties when used alone or in combination with other approved pharmaceutical products or investigational new drugs that could halt their clinical development, prevent their marketing approval, limit their commercial potential or result in significant negative consequences.

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We expect to develop JTX-2011 and potentially future product candidates in combination with other drugs. If we are unable to enter into a strategic collaboration for, or if we are unable to purchase on commercially reasonable terms, an approved cancer drug to use in combination with our product candidates, we may be unable to develop, or obtain approval for, JTX-2011 and potentially future product candidates in combination with other drugs.

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We may require companion diagnostics for JTX-2011 and any other product candidates we develop. If we are unable to successfully develop such companion diagnostics, or experience significant delays in doing so, we may not realize the full commercial potential of JTX-2011 or any other future product candidates.

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If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

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We will require substantial additional financing to achieve our goals. We are a preclinical biopharmaceutical company with a limited operating history. We have incurred net losses in every year since our inception and we anticipate that we will continue to incur substantial and increasing net losses in the foreseeable future.

Implications of being an emerging growth company

We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

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only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's discussion and analysis of financial condition and results of operations" disclosure;

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reduced disclosure about our executive compensation arrangements;

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no non-binding advisory votes on executive compensation or golden parachute arrangements;

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exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

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exemption from Public Company Accounting Oversight Board rules requiring mandatory audit firm rotations or a supplement to the auditor's report on financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. We have irrevocably elected to "opt out" of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Company and other information

We were incorporated under the laws of the State of Delaware in March 2012. Our principal executive office is located at 1030 Massachusetts Avenue, Cambridge, MA 02138, and our telephone number is (857) 259-3840. Our website address is http://jouncetx.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

We own various U.S. federal trademark applications and unregistered trademarks, including our company name. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. Unless otherwise stated, all references to "us," "our," "JNCE," "we," the "Company" and similar designations refer to Jounce Therapeutics, Inc.

The offering

Common stock offered by us	shares.
Common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).
Underwriters' option to purchase additional shares
We have granted a 30-day option to the underwriters to purchase up to an aggregate of additional shares of common stock from us at the public offering price, less underwriting discounts and commissions on the same terms as set forth in this prospectus.
Use of proceeds
We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We anticipate that we will use the net proceeds from this offering to advance our lead product candidate, JTX-2011, through clinical proof of concept, to advance and expand our research and development pipeline, and for working capital and other general corporate purposes. For a more complete description of our intended use of the proceeds from this offering, see "Use of proceeds."
Risk factors	You should carefully read the "Risk factors" section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.
Proposed NASDAQ Capital Market symbol	"JNCE"

The number of shares of our common stock to be outstanding after this offering is based on 81,207,471 shares of our common stock outstanding as of October 31, 2015, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of October 31, 2015 into an aggregate of 71,778,761 shares upon the completion of this offering and excludes:

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8,499,506 shares of common stock issuable upon the exercise of stock options outstanding as of October 31, 2015 at a weighted average exercise price of $0.33 per share;

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3,041,386 shares of common stock reserved for future issuance as of October 31, 2015 under our 2013 Stock Option and Grant Plan, or the 2013 Plan, which will become available for issuance under our 2015 Stock Option and Grant Plan, or the 2015 Plan, upon effectiveness of the 2015 Plan;

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              additional shares of common stock reserved for future issuance under our 2015 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part; and

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              additional shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, or 2015 ESPP, which will become effective in connection with the completion of this offering.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

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the automatic conversion of all of our outstanding shares of convertible preferred stock into 71,778,761 shares of common stock upon the completion of this offering;

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no exercise of outstanding options after October 31, 2015;

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the filing of our amended and restated certificate of incorporation upon the closing of this offering and the effectiveness of our amended and restated bylaws upon the effectiveness of the registration statement of which this prospectus is a part;

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a 1-for-              reverse split of our common stock effected on              ; and

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no exercise by the underwriters of their option to purchase up to              additional shares of common stock in this offering.

Summary financial data

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the "Selected financial data" and "Management's discussion and analysis of financial condition and results of operations" sections of this prospectus. We have derived the statement of operations data for the years ended December 31, 2013 and 2014 from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2014 and 2015 and the balance sheet data as of June 30, 2015 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial information in those statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of results that may be expected in the future, and results for the six months ended June 30, 2015 are not necessarily indicative of the results to be expected for the full year ending December 31, 2015.

	Year ended December 31,		Six months ended June 30,
(in thousands, except share and per share data)
	2013	2014	2014	2015

Statements of Operations Data:
Operating expenses:
Research and development	$6,595	$11,243	$5,104	$8,581
General and administrative	4,382	4,969	2,185	3,107

Total operating expenses	10,977	16,212	7,289	11,688

Operating loss	(10,977)	(16,212)	(7,289)	(11,688)
Other income (expense), net	(1,149)	5,696	2,949	1,860

Net loss	$(12,126)	$(10,516)	$(4,340)	$(9,828)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(5.79)	$(2.96)	$(1.39)	$(2.61)

Weighted-average common shares outstanding, basic and diluted(1)	2,248,051	4,370,650	3,842,417	5,607,703

Pro forma net loss per share attributable to common shareholders, basic and diluted (unaudited)(1)		$(0.52)		$(0.20)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)		31,069,281		58,400,007

(1)    See Note 2 to our financial statements appearing at the end of this prospectus for further details on the calculation of net loss per share, basic and diluted, attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts and unaudited pro forma information.

	As of June 30, 2015
(in thousands)	Actual	Pro forma(2)	Pro forma as adjusted(3)

Balance Sheet Data:
Cash and cash equivalents	$61,066	$61,066
Working capital(1)	58,972	58,972
Total assets	67,520	67,520
Convertible preferred stock	102,961	—
Total stockholders' (deficit) equity	$(40,639)	$62,322

(1)    We define working capital as current assets less current liabilities. See our financial statements for further details regarding our current assets and current liabilities.

(2)    Pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 71,778,761 shares of our common stock upon the completion of this offering.

(3)    The pro forma as adjusted balance sheet data give further effect to the sale by us of              shares of our common stock offered in this offering, at the initial public offering price of $              per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $               million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and stockholders' equity by approximately $               million, assuming the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Risks related to product development and regulatory process

We are very early in our development efforts. Our product candidate, JTX-2011, is still in preclinical development. If we are unable to advance JTX-2011 or any other future product candidates to clinical development, or obtain marketing approval and ultimately commercialize any product candidates or experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts, and our product candidate, JTX-2011, is still in preclinical development. We have invested substantially all of our efforts and financial resources in the identification of targets and preclinical development of monoclonal antibodies, or mAbs, including the development of our lead product candidate, JTX-2011. Our other efforts have been invested in early stage, preclinical programs. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of JTX-2011 or any other future product candidates, which may never occur. We currently generate no revenues from sales of any products, and we may never be able to develop or commercialize a marketable product. JTX-2011 and any other future product candidates will require additional preclinical and clinical development, management of clinical, preclinical and manufacturing activities, marketing approval in the United States, obtaining sufficient manufacturing supply for both clinical development and commercial production, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenues from product sales. In addition, our product development programs contemplate the development of companion diagnostics, which are assays or tests to identify an appropriate patient population. Companion diagnostics are subject to regulation as medical devices and, if there are no adequate companion diagnostics currently on the market for our product candidates, we may elect to advance a companion diagnostic and that companion diagnostic would have to be approved or cleared for marketing by the Food and Drug Administration, or FDA, or comparable foreign regulatory agencies before we could commercialize it. The success of JTX-2011 and any other future product candidates will depend on several factors, including the following:

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successful completion of preclinical studies;

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acceptance of Investigational New Drug applications, or INDs, for our planned clinical trials or future clinical trials;

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successful enrollment and completion of clinical trials;

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successful development of companion diagnostics for use with JTX-2011 or any other future product candidates, if applicable;

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receipt of marketing approvals from applicable regulatory authorities;

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establishing agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if our product candidate is approved;

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obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

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launching commercial sales of JTX-2011 or any other future product candidates, if and when approved, whether alone or in collaboration with others;

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acceptance of the product candidate or any other future product candidates, if and when approved, by patients, the medical community and third-party payors;

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effectively competing with other therapies;

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obtaining and maintaining healthcare coverage and adequate reimbursement;

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enforcing and defending intellectual property rights and claims; and

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maintaining a continued acceptable safety profile of the product candidates following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize JTX-2011 or any other future product candidates, which would materially harm our business. If we do not receive marketing approvals for JTX-2011 or any other future product candidates, we may not be able to continue our operations.

We rely on our Translational Science Platform to identify and develop effective product candidates. Our competitive position could be materially harmed if our competitors develop a platform similar to our Translational Science Platform and develop rival product candidates.

We rely on unpatented know-how, inventions and other proprietary information, to maintain our competitive position. We consider know-how to be our primary intellectual property with respect to our Translational Science Platform. Know-how can be difficult to protect. In particular, we anticipate that with respect to this platform, this know-how may over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of skilled personnel.

We cannot rule out that our competitors may have or obtain the knowledge necessary to analyze and characterize tumors for the purpose of identifying and developing products that could compete with JTX-2011 or any future product candidates we develop. Our competitors may also have significantly greater financial, product development, technical, and human resources and access to other human tumors than we do and may have significantly greater experience in using translational science methodology to identify and develop product candidates.

We may not be able to prohibit our competitors from using translational science methods to develop product candidates, including such methods that are the same as or similar to our own. If our competitors use translational science methods to identify and develop products that compete with JTX-2011 or any future product candidates we develop, our ability to develop and market a promising product or product candidate may diminish substantially, which could have a material adverse effect on our business prospects, financial condition, and results of operations.

Clinical product development involves a lengthy and expensive process, with an uncertain outcome. We will incur additional costs in connection with, and may experience delays, in completing, or ultimately be unable to complete, the development and commercialization of JTX-2011, any other future product candidates, and any companion diagnostics.

Our lead product candidate is in preclinical development and its risk of failure is high. It is impossible to predict when or if JTX-2011 and any other future product candidates will prove effective and safe in humans or will receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of JTX-2011 or any other future product candidates, we must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of JTX-2011 and any other future product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates. Our preclinical studies and future clinical trials may not be successful.

We plan to commence a Phase I clinical trial of JTX-2011 as a treatment of solid tumors, and enrollment in certain cohorts will be enriched for patients based on their having discernable levels of ICOS or related biomarkers within their tumors. Commencement of the clinical trial is subject to finalization of the trial design based on ongoing discussions with the FDA and comparable foreign regulatory authorities. We expect the FDA to provide us with formal written feedback in              regarding the clinical trial design for JTX-2011. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or comparable foreign regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trials or change their position on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete more preclinical studies or provide additional data before beginning clinical trials. In the event we are required to satisfy FDA requests, the start of our clinical trials for JTX-2011 may be delayed. Successful completion of our clinical trials is a prerequisite to submitting a Biologics License Application, or BLA, to the FDA and a Marketing Authorization Application, or MAA, in Europe for JTX-2011 and any other future product candidates and, consequently, the ultimate approval and commercial marketing of JTX-2011 and our other future product candidates. We do not know whether any of our clinical trials will begin or be completed on schedule, if at all.

We may experience delays in completing our preclinical studies and initiating or completing clinical trials, and we may experience numerous unforeseen events during, or as a result of, any potential future clinical trials that could delay or prevent our ability to receive marketing approval or commercialize JTX-2011 and any other future product candidates, including:

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regulators or institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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clinical trials of JTX-2011 and any other future product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon product development programs;

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the number of patients required for clinical trials of JTX-2011 and any other future product candidates may be larger than we anticipate;

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it may be difficult to enroll a sufficient number of patients with a predictive biomarker or enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

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our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

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we may elect to, or regulators or IRBs or ethics committees may require that we or our investigators, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unreasonable and significant health risks;

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the cost of clinical trials of JTX-2011 and any other future product candidates may be greater than we anticipate;

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the supply or quality of materials for JTX-2011 and any other future product candidates or other materials necessary to conduct clinical trials of JTX-2011 and any other future product candidates may be insufficient or inadequate;

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the size of the patient population required to validate our JTX-2011 predictive biomarker strategy may be larger than we anticipate;

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JTX-2011 and any other future product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs or ethics committees to suspend or terminate the trials, or reports may arise from preclinical or clinical testing of other similar cancer therapies that raise safety or efficacy concerns about JTX-2011 and any other future product candidates; and

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the FDA or other regulatory authorities may require us to submit additional data or impose other requirements before permitting us to initiate a clinical trial.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval of JTX-2011 and any other future product candidates. Further, the FDA may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

If we are required to conduct additional clinical trials or other testing of JTX-2011 and any other future product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of JTX-2011 and any other future product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

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be delayed in obtaining marketing approval for JTX-2011 and any other future product candidates;

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not obtain marketing approval at all;

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obtain approval for indications or patient populations that are not as broad as intended or desired;

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be subject to post-marketing testing requirements; or

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have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any of our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize JTX-2011 and any other future product candidates, or allow our competitors to bring products to market before we do, and impair our ability to successfully commercialize JTX-2011 and any other future product candidates and may harm our business and results of operations. Any delays in our preclinical or future clinical development programs may harm our business, financial condition and prospects significantly.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise be adversely affected.

Once we receive approval to commence a clinical trial, the timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

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the patient eligibility criteria defined in the protocol;

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our ability to enroll sufficient number of patients with a predictive biomarker;

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the size of the patient population required for analysis of the trial's primary endpoints;

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the proximity of patients to study sites;

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the design of the trial;

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our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians' and patients' perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

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our ability to obtain and maintain patient consents for participation in our clinical trials and, where appropriate, biopsies for future patient enrichment efforts; and

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the risk that patients enrolled in clinical trials will drop out of the trials before completion or, because they are late-stage cancer patients, will not survive the full terms of the clinical trials.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as JTX-2011 and any other future product candidates. This competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such sites. Moreover, because JTX-2011 and any other future product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy, rather than enroll patients in any future clinical trial.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of JTX-2011 and any other future product candidates.

JTX-2011 has not yet been dosed in any patients, and JTX-2011 and any other future product candidate we develop may cause undesirable side effects or have other properties when used alone or in combination with other approved pharmaceutical products or investigational new drugs that could halt their clinical development, prevent their marketing approval, limit their commercial potential or result in significant negative consequences.

Undesirable or clinically unmanageable side effects could occur and cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

For example, in the context of immunotherapies, in a Phase I clinical trial of TeGenero AG's product candidate TGN1412, when healthy volunteer subjects received the immunotherapy product candidate, they experienced cytokine release syndrome resulting in acute renal failure and acute respiratory distress syndrome requiring interventions such as dialysis and critical care support. Following this experience, regulatory agencies now ask for evaluation of immunomodulatory antibodies with a number of in vitro assays with human cells. While we have already evaluated JTX-2011 in these in vitro tests, the risk profile in humans has yet to be assessed.

In another immunotherapy trial, liver toxicity was observed when ipilimumab and vemurafinib were given in combination, causing the trial to be terminated early. It remains possible that new or more severe toxicities could be seen if JTX-2011 is used in combination with other agents. Such toxicities, if observed, could affect or limit labeling, result in delay or denial of approval, or limit the overall market scope for JTX-2011.

If unacceptable toxicities arise in the development of JTX-2011 and any other future product candidates, we or a future collaborator could suspend or terminate our trials, or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of JTX-2011 and any other future product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, particularly outside of our existing or future collaborators as toxicities resulting from cancer immunotherapies are not normally encountered in the general patient population and by medical personnel. We expect to have to train medical personnel using JTX-2011 to understand the side effect profile of JTX-2011 for both our planned clinical trials and upon any commercialization of any JTX-2011-based products. Inadequate training in recognizing or managing the potential side effects of JTX-2011 could result in patient deaths. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.

Although JTX-2011 and any other future product candidates will undergo safety testing to the extent possible and, where applicable, under such conditions discussed with health authorities, not all adverse effects of drugs can be predicted or anticipated. Immunotherapy, and its method of action of harnessing the body's immune system is powerful and could lead to serious side effects that we only discover in clinical trials. Unforeseen side effects from JTX-2011 and any other future product candidates could arise either during clinical development or, if such side effects are more rare, after JTX-2011 and any other future product candidates have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. Our product candidate is still in preclinical development. Harnessing T cells to kill tumors is risky and may have unintended consequences. So far, we have not previously demonstrated that JTX-2011 is safe in humans, and we cannot predict if future clinical trials will do so. If JTX-2011 and any other future product candidates we develop fail to demonstrate safety and efficacy in clinical trials or do not gain marketing approval, we will not be able to generate revenue and our business will be harmed.

We may seek a Breakthrough Therapy Designation by the FDA for JTX-2011 and any other future product candidates, and we may be unsuccessful. If we are successful, the designation may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that JTX-2011 and any other future product candidates will receive marketing approval.

We may seek a Breakthrough Therapy Designation for JTX-2011 and any other future product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe JTX-2011 and any other future product candidates meet the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if JTX-2011 or any other future product candidates qualify as breakthrough therapies, the FDA may later decide that the drugs no longer meet the conditions for qualification.

We may seek a Fast Track Designation by the FDA for JTX-2011 or any other future product candidates, and we may be unsuccessful. If we are successful, the designation may not actually lead to a faster development or regulatory review or approval process.

We may seek Fast Track Designation for some of our product candidates, including JTX-2011. If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

We may seek Orphan Drug Designation for JTX-2011 and any other future product candidates, and we may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity.

As part of our business strategy, we may seek Orphan Drug Designation for JTX-2011 and any other future product candidates, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in Europe, the European Commission grants Orphan Drug Designation after receiving the opinion of the European Medicines Agency's, or EMA, Committee for Orphan Medicinal Products on an Orphan Drug Designation application. Orphan Drug Designation is intended to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in Europe and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in Europe would be sufficient to justify the necessary investment in developing the drug. In Europe, Orphan Drug Designation entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.

Generally, if a drug with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for Orphan Drug Designation or if the drug is sufficiently profitable such that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for a drug, that exclusivity may not effectively protect the drug from competition because different drugs can be approved for the same condition and the same drugs can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we may seek Orphan Drug Designation for applicable indications for JTX-2011 and any other future product candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations.

The marketing approval process is expensive, time consuming and uncertain and may prevent us or any of our existing or future collaboration partners from obtaining approvals for the commercialization of JTX-2011 and any other future product candidates.

Among other things, the research, testing, manufacturing, labeling, approval, selling, import and export, marketing and distribution of drug products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities in other countries, where regulations differ from country to country. Neither we nor any existing or future collaboration partner is permitted to market JTX-2011 and any other future products in the United States until we receive approval of a BLA from the FDA. We have never submitted an application for, or received, marketing approval. Obtaining approval of a BLA can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and other applicable U.S. and comparable foreign regulatory requirements may subject us to administrative or judicially imposed sanctions, including the following:

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untitled and warning letters;

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civil or criminal penalties and fines;

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injunctions;

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suspension or withdrawal of marketing approval;

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suspension of any ongoing clinical trials;

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product recalls;

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refusal to accept or approve BLAs or supplements thereto filed by us;

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restrictions on operations, including costly new manufacturing requirements; or

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seizure or detention of our products or import bans.

Prior to receiving approval to commercialize JTX-2011 and any other products in the United States or abroad, we and any of our existing or future collaboration partners must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA and comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we and any of our existing or future collaboration partners believe the preclinical or clinical data for JTX-2011 and any other future product candidates is promising, such data may not be sufficient to support approval by the FDA and comparable foreign regulatory authorities. Administering JTX-2011 and any other future product candidates to humans may produce undesirable side effects, which could interrupt, delay or cause suspension of clinical trials of JTX-2011 and any other future product candidates and result in the FDA or other regulatory authorities denying approval of JTX-2011 and any other future product candidates for any or all targeted indications.

Marketing approval of a BLA is not guaranteed, and the approval process is expensive and may take several years. The FDA also has substantial discretion in the approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon or repeat clinical trials, or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for FDA approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular product candidate. The FDA can delay, limit or deny approval of a product candidate for many reasons, including, but not limited to, the following:

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a product candidate may not be deemed safe or effective;

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FDA officials may not find the data from preclinical studies and clinical trials sufficient;

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the FDA might not deem our or our third-party manufacturers' processes or facilities adequate for approval of our marketing applications; or

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the FDA may change its approval policies or adopt new regulations.

If JTX-2011 and any other future product candidates fail to demonstrate safety and efficacy in clinical trials or do not gain marketing approval, our business will be harmed.

Even if we complete the necessary clinical trials, we cannot predict when or if we will obtain marketing approval to commercialize a product or the approval may be for a more narrow indication than we expect.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if JTX-2011 or any of our other future product candidates demonstrate safety and efficacy in clinical trials, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain marketing approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials and the review process. Regulatory agencies also may approve a product candidate for fewer or more limited indications than requested, in certain jurisdictions may not approve the price we intend to charge for JTX-2011 or any other future products, may impose significant limitations in the form of narrow indications, warnings, precautions or contra-indications with respect to conditions of use or may grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of JTX-2011 and any future products. Any of the foregoing scenarios could materially harm the commercial prospects for JTX-2011 and any future products.

Obtaining and maintaining marketing approval of JTX-2011 or any other future product candidates in one jurisdiction does not mean that we will be successful in obtaining marketing approval of that product candidate in other jurisdictions.

Obtaining and maintaining marketing approval of JTX-2011 and any other future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain marketing approval in any other jurisdiction, while a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the marketing approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign marketing approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of JTX-2011 and any other future product candidates will be harmed. If we obtain approval of JTX-2011 and any other future product candidates and ultimately commercialize JTX-2011 and any other future product candidates in foreign markets, we would be subject to separate risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and the reduced protection of intellectual property rights in some foreign countries.

Our failure to successfully identify, acquire, develop and commercialize additional products or product candidates could impair our ability to grow.

Although a substantial amount of our efforts will focus on the clinical testing and potential approval of our most advanced product candidate, JTX-2011, a key element of our long-term growth strategy is to acquire, develop and/or market additional products and product candidates. Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

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our Translational Science Platform may not be successful in identifying additional product candidates;

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we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;

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JTX-2011 and any other future product candidates may not succeed in preclinical or clinical testing;

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a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

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competitors may develop alternatives that render JTX-2011 and any other future product candidates obsolete or less attractive;

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product candidates we develop may nevertheless be covered by third-party patents or other exclusive rights;

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the market for a product candidate may change during our program so that the continued development of that product candidate is no longer reasonable;

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a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

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a product candidate may not be accepted as safe and effective by patients, the medical community, or third-party payors, if applicable.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, or we may not be able to identify, discover, develop, or commercialize additional product candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations.

Because our internal research capabilities are limited, we may be dependent upon pharmaceutical and biotechnology companies, academic scientists, and other researchers to sell or license products or technology to us. The success of this strategy depends partly upon our ability to identify, select, and acquire promising pharmaceutical product candidates and products. The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing and sales resources, may compete with us for the license or acquisition of product candidates and approved products. We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses, and technologies and integrate them into our current infrastructure.

Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. Any product candidate that we acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and comparable foreign regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot provide assurance that any products that we develop or approved products that we acquire will be manufactured profitably or achieve market acceptance.

If we fail to develop additional product candidates, our commercial opportunity will be limited.

We expect to initially develop our lead product candidate, JTX-2011. However, one of our strategies is to pursue clinical development of additional product candidates. Developing, obtaining marketing approval for, and commercializing additional product candidates will require substantial additional funding beyond the net proceeds of this offering and are prone to the risks of failure inherent in medical product development. We cannot assure you that we will be able to successfully advance any of these additional product candidates through the development process.

Even if we obtain FDA approval to market additional product candidates for the treatment of cancer, we cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize additional product candidates, our commercial opportunity will be limited.

Even if we receive marketing approval of JTX-2011 or any other future product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products, if approved.

Any marketing approvals that we receive for JTX-2011 and any other future product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or the conditions of approval, or contain requirements for potentially costly post-market testing and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a risk evaluation and mitigation strategy, or REMS, as a condition of approval of JTX-2011 and any other future product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves JTX-2011 and any other future product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import and export and recordkeeping for JTX-2011 and any other future product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practice, or cGMP, and good clinical practice, or GCP, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with JTX-2011 and any other future product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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restrictions on the marketing or manufacturing of JTX-2011 and any other future product candidates, withdrawal of the product from the market, or product recalls;

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fines, untitled and warning letters, or holds on clinical trials;

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refusal by the FDA to approve pending applications or supplements to approved applications we filed or suspension or revocation of license approvals;

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product seizure or detention, or refusal to permit the import or export of JTX-2011 and any other future product candidates; and

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injunctions or the imposition of civil or criminal penalties.

The FDA's and other regulatory authorities' policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of JTX-2011 and any other future product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Even if JTX-2011 and any other future product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If JTX-2011 and any other future product candidates receive marketing approval, whether as a single agent or in combination with other therapies, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, and others in the medical community. For example, current approved immunotherapies, and other cancer treatments like chemotherapy and radiation therapy, are well established in the medical community, and doctors may continue to rely on these therapies. If JTX-2011 and any other future product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of JTX-2011 and any future products, if approved for commercial sale, will depend on a number of factors, including:

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efficacy and potential advantages compared to alternative treatments;

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the ability to offer our products, if approved, for sale at competitive prices;

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convenience and ease of administration compared to alternative treatments;

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the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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the strength of marketing and distribution support;

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sufficient third-party coverage or reimbursement, including of combination therapies;

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adoption of a companion diagnostic; and

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the prevalence and severity of any side effects.

Risks related to manufacturing, commercialization and reliance on third parties

The market opportunities for JTX-2011 and any other products, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Cancer therapies are sometimes characterized as first line, second line, or third line, and the FDA often approves new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second-and third-line therapies are administered to patients when prior therapy is not effective. We expect to initially seek approval of JTX-2011 and any other future product candidates as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that JTX-2011 and any other future product candidates, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers who have received one or more prior treatments, and who have the potential to benefit from treatment with JTX-2011 and any other future product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, and market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for JTX-2011 and any other future product candidates may be limited or may not be amenable to treatment with JTX-2011 and any other products, if and when approved. Even if we obtain significant market share for JTX-2011 and any other products, if and when approved, because the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first or second line therapy.

We expect to rely on third parties to conduct our clinical trials for JTX-2011 and any other future product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize JTX-2011 and any other future product candidates and our business could be substantially harmed.

We do not have the ability to independently conduct clinical trials. We expect to rely on medical institutions, clinical investigators, contract laboratories, and other third parties, such as CROs, to conduct or otherwise support clinical trials for JTX-2011 and any other future product candidates. We expect to rely heavily on these parties for execution of clinical trials for JTX-2011 and any other future product candidates and control only certain aspects of their activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We and our CROs will be required to comply with regulations and requirements, including GCP, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any drugs in clinical development. The FDA enforces GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with product candidates produced under cGMP regulations. Our failure or the failure of our CROs to comply with these regulations may require us to repeat clinical trials, which would delay the marketing approval process and could also subject us to enforcement action. We also are required to register certain ongoing clinical trials and provide certain information, including information relating to the trial's protocol, on a government-sponsored database, ClinicalTrials.gov, within specific timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Although we intend to design the clinical trials for JTX-2011 and any other future product candidates, CROs will conduct all of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future clinical trials will also result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

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have staffing difficulties;

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fail to comply with contractual obligations;

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experience regulatory compliance issues;

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undergo changes in priorities or become financially distressed; or

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form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If the CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, marketing approval and commercialization of JTX-2011 and any other future product candidates may be delayed, we may not be able to obtain marketing approval and commercialize JTX-2011 and any other future product candidates, or our development program may be materially and irreversibly harmed. If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain are compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain marketing approval for or successfully commercialize JTX-2011 and any other future product candidates. As a result, we believe that our financial results and the commercial prospects for JTX-2011 and any other future product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than JTX-2011 or any other future product candidates, our commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive and subject to rapid and significant technological change. We are currently developing therapeutics that will compete with other products and therapies that currently exist or are being developed such as GlaxoSmithKline plc's anti-ICOS program. Products we may develop in the future are also likely to face competition from other products and therapies, some of which we may not currently be aware. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, product development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining marketing approvals, recruiting patients and in manufacturing pharmaceutical products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or marketing approval or discovering, developing and commercializing products in our field before we do.

There are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, as well as biologics approaches to address cancer. These treatments are often combined with one another in an attempt to maximize the response rate.

Our competitors fall primarily into the following groups of treatment:

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Traditional cancer therapies, including chemotherapy;

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Approved immunotherapy antibodies, anti-CTLA-4 (Yervoy, marketed by Bristol-Myers Squibb Company) and anti-PD-1 antibodies (Opdivo and Keytruda, marketed by Bristol-Myers Squibb Company and Merck & Co., respectively);

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Anti-PD-L1 immunotherapy antibodies in clinical trials, including those being developed by Genentech Inc. (MPDL3280A/atezolizumab), Merck KGaA and Pfizer, Inc. (avelumab), and MedImmune, Inc. (durvalumab);

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Agonist immunotherapy antibodies in clinical development, including: anti-GITR antibodies being developed by Merck & Co., Inc. (MK-4166) and GITR Inc. (TRX518); an anti-CD137 antibody being developed by Pfizer, Inc. (PF 05082566); anti-OX40 antibodies being developed by MedImmune, Inc. (MEDI6469), Genentech, Inc. (MOXR0916) and GlaxoSmithKline plc (GSK 3174998); and an anti-CD27 antibody being developed by Celldex Therapeutics, Inc. (varlilumab);

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Other therapies targeting ICOS (no agonist immunotherapy antibodies are in clinical development to date, but GlaxoSmithKline plc has announced an anti-ICOS program (GSK 3359609) for which they expect to begin a Phase I clinical trial in the first quarter of 2016); and

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Therapies targeting macrophages, including: antagonists of CSF1R being developed by Plexxikon Inc. (PLX3397) and anti-CSF1R antibodies being developed by Five Prime Therapeutics, Inc. (FPA008), Roche Holding AG (RO5509554), and Eli Lily & Co. (IMC-CS4); and an anti-M-CSF antibody being developed by Pfizer, Inc. (PD-0360324)).

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain FDA, European Commission or other marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if JTX-2011 and any other future product candidates achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness.

In addition, our ability to compete in the future may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law also created a new regulatory scheme authorizing the FDA to approve biosimilars. Under the Health Care Reform Law, a manufacturer may submit an application for licensure of a biologic product that is "biosimilar to" or "interchangeable with" a previously approved biological product or "reference product," without the need to submit a full package of preclinical and clinical data. Under this new statutory scheme, an application for a biosimilar product may not be submitted to the FDA until four years following approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. Furthermore, recent legislation, including as recent as President Obama's 2016 budget, has proposed that the 12-year exclusivity period for each reference product be reduced to seven years.

Smaller and other early stage companies may also prove to be significant competitors. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and personnel resources, we are placing significant focus on the development of our product candidate JTX-2011. As a result, we may forgo or delay pursuit of opportunities with other future product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and other future product candidates for specific indications may not yield any commercially viable future product candidates. If we do not accurately evaluate the commercial potential or target market for a particular future product candidate, we may relinquish valuable rights to that future product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such future product candidates.

Because we rely on third-party manufacturing and supply partners, including a single supplier for some of our materials, our supply of research and development, preclinical and clinical development materials may become limited or interrupted or may not be of satisfactory quantity or quality.

We rely on third-party contract manufacturers to manufacture our preclinical and clinical trial product supplies. We do not own manufacturing facilities for producing such supplies. There can be no assurance that our preclinical and clinical development product supplies will not be limited, interrupted, or of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of our manufacturer could require significant effort and expertise because there may be a limited number of qualified replacements.

The manufacturing process for a product candidate is subject to FDA and comparable foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory requirements, such as cGMP. In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture JTX-2011 or any other future product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture JTX-2011 and any other future product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

We expect to continue to rely on third-party manufacturers if we receive marketing approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for JTX-2011 or any other future product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize JTX-2011 or any other future product candidates successfully. Our or a third party's failure to execute on our manufacturing requirements and comply with cGMP could adversely affect our business in a number of ways, including:

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an inability to initiate or continue clinical trials of JTX-2011 or any other future product candidates under development;

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delay in submitting regulatory applications, or receiving marketing approvals, for JTX-2011 or any other future product candidates;

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loss of the cooperation of an existing or future collaborator;

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subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

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requirements to cease distribution or to recall batches of JTX-2011 and any other future product candidates; and

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in the event of approval to market and commercialize JTX-2011 or any other future product candidates, an inability to meet commercial demands for our product or any other future product candidates.

Certain raw materials necessary for the manufacture of our JTX-2011 product candidate under our current manufacturing process, such as growth media, resins and filters, are available from a single supplier. We do not have agreements in place that guarantee our supply or the price of these raw materials. Any significant delay in the acquisition or decrease in the availability of these raw materials could considerably delay the manufacture of JTX-2011 and any other future product candidates, which could adversely impact the timing of any planned trials or the marketing approval of that product candidate.

Third-party manufacturers and any third-party collaborators may be unable to successfully scale-up manufacturing of JTX-2011 or any other future product candidates in sufficient quality and quantity, which would delay or prevent us from developing JTX-2011 or any other future product candidates and commercializing approved products, if any.

In order to conduct clinical trials of JTX-2011 and any other future product candidates, we will need to work with third-party manufacturers to manufacture them in large quantities. Our manufacturing partners or our third-party collaborators may be unable to successfully increase the manufacturing capacity of JTX-2011 and any other future product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If our manufacturing partners or collaborators are unable to successfully scale up the manufacture of JTX-2011 or any other future product candidates in sufficient quality and quantity, the development, testing, and clinical trials of that product candidate may be delayed or infeasible, and marketing approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

We are subject to manufacturing risks that could substantially increase our costs and limit supply of our products.

The process of manufacturing our product or any other future product candidates is complex, highly regulated and subject to several risks, including those listed below.

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We do not have experience manufacturing drug products or drug substances. We plan to use external manufacturers, either through third-party manufacturers or collaborators, or both, for manufacturing JTX-2011 for our Phase I study of JTX-2011. We will also need commercial scale manufacturing of JTX-2011, if and when approved, which would involve scaling-up our process, for later trials and commercial application. We may not succeed in the scaling up of our process. We may need a larger scale manufacturing process for JTX-2011 than what we have planned, depending on the dose and regimen that will be determined in our Phase I study. Any changes in our manufacturing processes as a result of scaling up may result in the need to obtain additional marketing approvals. Difficulties in achieving commercial-scale production or the need for additional marketing approvals as a result of scaling up could delay the development and marketing approval of JTX-2011 and any other future product candidates and ultimately affect our success.

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The process of manufacturing biologics, such as JTX-2011 and any other future product candidates, is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in JTX-2011 and any other future product candidates or in the manufacturing facilities in which JTX-2011 and any other future product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

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The manufacturing facilities in which JTX-2011 and any other future product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors.

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Any adverse developments affecting manufacturing operations for JTX-2011 and any other future product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives.

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JTX-2011 and any other future product candidates that have been produced and are stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected product candidates to no longer be suitable for their intended use in clinical trials or other development activities. If the defective product candidates cannot be replaced in a timely fashion, we may incur significant delays in our development programs that could adversely affect the value of such product candidates.

We may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such collaborations, alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to JTX-2011 and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for JTX-2011 and any other future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view JTX-2011 and any other future product candidates as having the requisite potential to demonstrate safety and efficacy.

Further, collaborations involving JTX-2011 and any other future product candidates, such as our existing or future collaborations with third-party research institutions, are subject to numerous risks, which may include the following:

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collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

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collaborators may not pursue development and commercialization of JTX-2011 or any other future product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

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a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

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collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

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disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of JTX-2011 and any other future product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

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collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

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collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, if we enter into collaboration agreements and strategic partnerships or license our products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to JTX-2011 and any other future product candidates could delay the development and commercialization of JTX-2011 and any other future product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition, and results of operations.

We expect to develop JTX-2011 and potentially future product candidates in combination with other drugs. If we are unable to enter into a strategic collaboration for, or if we are unable to purchase on commercially reasonable terms, an approved cancer drug to use in combination with our product candidates, we may be unable to develop, or obtain approval for, JTX-2011 and potentially future product candidates in combination with other drugs.

We intend to develop JTX-2011 and future product candidates in combination with one or more currently approved cancer drugs. If the FDA or similar regulatory authorities outside of the United States revoke approval of any drugs we use in combination with JTX-2011 or any other future product candidates, we will not be able to market any products in combination with such revoked drugs. We may also evaluate JTX-2011 or any other future product candidates in combination with one or more other cancer drugs that have not yet been approved for marketing by the FDA or similar regulatory authorities outside of the United States. We will not be able to market and sell JTX-2011 or any other future product candidates in combination with any such unapproved cancer drugs that do not ultimately obtain marketing approval.

If safety or efficacy issues arise with any of these drugs, we could experience significant regulatory delays, and the FDA or similar regulatory authorities outside of the United States may require us to redesign or terminate the applicable clinical trials. If the drugs we use are replaced as the standard of care for the indications we choose for JTX-2011 or any other future product candidates, the FDA or similar regulatory authorities outside of the United States may require us to conduct additional clinical trials. In addition, if manufacturing or other issues result in a shortage of supply of the drugs with which we determine to combine with JTX-2011 or any other future product candidates, we may not be able to complete clinical development of JTX-2011 or any other future product candidates on our current timeline or at all.

Even if JTX-2011 or any other future product candidates were to receive marketing approval or be commercialized for use in combination with other existing drugs, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the drug used in combination with JTX-2011 or any other future product candidates or that safety, efficacy, manufacturing or supply issues could arise with these existing drugs. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our other product candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with JTX-2011 or any other future product candidates, we may be unable to obtain approval of or market JTX-2011 or any other future product candidates.

We may form or seek strategic collaborations to evaluate and, if approved, market JTX-2011 in combination with another approved cancer drug. If we are unable to enter into a strategic collaboration on commercially reasonable terms or fail to realize the benefits of any such collaboration, we may be required to purchase an approved cancer drug to use in combination with JTX-2011. The failure to enter into a successful collaboration or the expense of purchasing an approved cancer drug may delay our development timelines, increase our costs and jeopardize our ability to develop JTX-2011 as a commercially viable drug.

We may develop companion diagnostics for JTX-2011 and any other product candidates we develop. If we are unable to successfully develop such companion diagnostics, or experience significant delays in doing so, we may not realize the full commercial potential of JTX-2011 or any other future product candidates.

Because we are focused on patient enrichment strategies, in which predictive biomarkers may be used to identify the right patients for our product candidates, we believe that our success may depend, in part, on our ability to develop companion diagnostics, which are assays or tests to identify an appropriate patient population for our product candidates. There has been limited success to date industrywide in developing these types of companion diagnostics. To be successful, we need to address a number of scientific, technical and logistical challenges. We have not yet initiated development of companion diagnostics. We have little experience in the development of diagnostics and may not be successful in developing appropriate diagnostics to pair with any of our product candidates that receive marketing approval. Companion diagnostics are subject to regulation by the FDA and similar regulatory authorities outside the United States as medical devices and require separate regulatory approval or clearance prior to commercialization. Given our limited experience in developing diagnostics, we expect to rely in part or in whole on third parties for their design and manufacture. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostics for JTX-2011 and any other future product candidates, or experience delays in doing so:

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the development of JTX-2011 and any other future product candidates may be adversely affected if we are unable to appropriately select patients for enrollment in our clinical trials;

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JTX-2011 and any other future product candidates may not receive marketing approval if safe and effective use of a product candidate depends on an in vitro diagnostic and such diagnostic is not commercially available or otherwise approved or cleared by the appropriate regulatory authority; and

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we may not realize the full commercial potential of JTX-2011 and any other future product candidates that receive marketing approval if, among other reasons, we are unable to appropriately identify, or it takes us longer to identify, patients who are likely to benefit from therapy with our products, if approved.

If any of these events were to occur, our business would be harmed, possibly materially.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of JTX-2011 and any other future product candidates.

We face an inherent risk of product liability as a result of the clinical testing of JTX-2011 and any other future product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if JTX-2011 or any other future product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of JTX-2011 or any other future product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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decreased demand for JTX-2011 and any other future product candidates;

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injury to our reputation;

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withdrawal of clinical trial participants;

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initiation of investigations by regulators;

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costs to defend the related litigation;

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a diversion of management's time and our resources;

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substantial monetary awards to trial participants or patients;

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product recalls, withdrawals or labeling, marketing or promotional restrictions;

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loss of revenue;

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exhaustion of any available insurance and our capital resources;

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the inability to commercialize any product candidate; and

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a decline in our share price.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with corporate collaborators.

Insurance coverage is increasingly expensive. We may not be able to maintain insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise, if at all. Our insurance policy contains various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Even if we are able to commercialize any product candidates, such products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern marketing approvals, pricing and reimbursement for new products vary widely from country to country. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product candidate, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product candidate in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if JTX-2011 or any other future product candidates obtain marketing approval.

Our ability to commercialize any product candidates, whether as a single agent or combination therapy, successfully also will depend in part on the extent to which coverage and reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular products. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved drugs that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize drugs and our overall financial condition.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries in Europe, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products, if approved, is unavailable or more limited in scope or amount than we anticipate, or if pricing is set at even lower levels than we anticipate, our business could be harmed, possibly materially.

Adverse events in the field of immuno-oncology could damage public perception of JTX-2011 and any other future product candidates and negatively affect our business.

The commercial success of our products will depend in part on public acceptance of the use of cancer immunotherapies. Adverse events in clinical trials of JTX-2011 or any other future product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of immuno-oncology that may occur in the future, including in connection with competitor therapies such as GlaxoSmithKline plc's ICOS-targeting therapy, could result in a decrease in demand for JTX-2011 or any other products that we may develop. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, whether related to our therapies or those of our competitors, our products may not be accepted by the general public or the medical community.

Future adverse events in immuno-oncology or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our products. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for JTX-2011 and any other future product candidates.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Health Care Reform Law, was passed, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2024 unless additional congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Middle Class Tax Relief and Job Creation Act of 2012 required that the Centers for Medicare & Medicaid Services, the agency responsible for administering the Medicare program, or CMS, reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for JTX-2011 and any other future product candidates or companion diagnostics or additional pricing pressures.

Our future relationships with customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which we sell, market and distribute any products for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation by the U.S. federal and state governments and by governments in foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

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federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third-party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating these statutes without actual knowledge of the statutes or specific intent to violate them;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization;

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the federal legislation commonly referred to as the Physician Payments Sunshine Act, created under the Health Care Reform Law, and its implementing regulations, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

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federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of our business activities could be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time- and resource-consuming and can divert management's attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in federal and state healthcare programs and the curtailment or restricting of our operations, any of which could harm our ability to operate our business and our financial results. In addition, the approval and commercialization of JTX-2011 and any other future product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Risks related to our financial position and need for additional capital

We have incurred net losses in every year since our inception and anticipate that we will continue to incur substantial and increasing net losses in the foreseeable future.

We are a preclinical biopharmaceutical company with a limited operating history, and we are very early on in our development efforts. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain marketing approval and become commercially viable. We have financed our operations primarily through the sale of equity securities and convertible debt securities. Since our inception, most of our resources have been dedicated to the preclinical and planned clinical development of JTX-2011 and other discovery programs. The size of our future net losses will depend, in part, on our future expenses and our ability to generate revenue, if any. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. For the years ended December 31, 2013 and 2014, we reported a net loss of $12.1 million and $10.5 million, respectively. At June 30, 2015, we had an accumulated deficit of $40.6 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek marketing approvals for, our product candidate and any additional product candidates we may develop.

Even if we succeed in receiving marketing approval for and commercialize our product candidate, we will continue to incur substantial research and development and other expenditures to develop and market additional potential products. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders' equity and working capital.

We have never generated any revenue from product sales and our ability to generate revenue from product sales and become profitable depends significantly on our success on a number of factors.

We have no products approved for commercial sale, have not generated any revenue from product sales, and do not anticipate generating any revenue from product sales until some time after we have received marketing approval for the commercial sale of a product candidate, if ever. Our ability to generate revenue and achieve profitability depends significantly on our success in many factors, including:

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completing research regarding, and preclinical and clinical development of, our product candidate and any other programs and product candidates;

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obtaining marketing approvals for JTX-2011 and any future product candidates for which we complete clinical studies;

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developing a sustainable and scalable manufacturing process for JTX-2011 and any future product candidates, including establishing and maintaining commercially viable supply and manufacturing relationships with third parties;

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launching and commercializing JTX-2011 and any other future product candidates for which we obtain marketing approvals, either directly or with a collaborator or distributor;

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obtaining market acceptance of JTX-2011 and any future product candidates as viable treatment options;

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addressing any competing technological and market developments;

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identifying, assessing, acquiring and developing new product candidates;

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negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

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obtaining, maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

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attracting, hiring, and retaining qualified personnel.

Even if our product candidate or any future product candidates that we develop are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA or other regulatory agencies, domestic or foreign, to change our manufacturing processes or assays, or to perform clinical, nonclinical, or other types of studies in addition to those that we currently anticipate. If we are successful in obtaining marketing approvals to market JTX-2011 or any other future product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain marketing approval, the accepted price for the product, the ability to get reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our addressable disease patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably accepted patient population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are not able to generate revenue from the sale of any approved products, we may never become profitable.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. At June 30, 2015, our cash and cash equivalents were $61.1 million. We expect to continue to spend substantial amounts to continue the clinical development of JTX-2011 and any future product candidates. If we are able to gain marketing approval of JTX-2011 and any other future product candidates, we will require significant additional amounts of cash in order to launch and commercialize JTX-2011 and any other future product candidates. In addition, other unanticipated costs may arise. Because the design and outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of JTX-2011 and any other future product candidates.

Our future capital requirements depend on many factors, including:

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the scope, progress, results and costs of researching and developing JTX-2011 and any other future product candidates, and conducting preclinical studies and clinical trials;

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the timing of, and the costs involved in, obtaining marketing approvals for JTX-2011 and any other future product candidates if clinical trials are successful;

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the cost of commercialization activities for JTX-2011 and any other future product candidates, if JTX-2011 or any other future product candidates are approved for sale, including marketing, sales and distribution costs;

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the cost of manufacturing JTX-2011 and any other future product candidates for clinical trials in preparation for marketing approval and in preparation for commercialization;

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our ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements;

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the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

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the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

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the emergence of competing cancer therapies and other adverse market developments; and

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the requirement for and cost of developing companion diagnostics.

We do not have any committed external source of funds or other support for our development efforts. Until we can generate sufficient product and royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements.

If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to JTX-2011 and any other future product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings the terms of these securities may include liquidation or other preferences that adversely affect our stockholders' rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain adequate financing on favorable terms when needed, we may have to delay, reduce the scope of or suspend one or more of our clinical trials or research and development programs or our commercialization efforts.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or JTX-2011 and any other future product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to grant rights to develop and market JTX-2011 and any other future product candidates that we would otherwise prefer to develop and market ourselves.

Risks related to intellectual property

If we are unable to obtain, maintain and protect our intellectual property rights for JTX-2011 and any other future product candidates or if our intellectual property rights are inadequate, our competitive position could be harmed.

Our commercial success will depend in part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to JTX-2011 and any other future product candidates. We rely on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties, all of which offer only limited protection. We seek to protect our proprietary position by filing and prosecuting patent applications in the United States and abroad related to JTX-2011, any other future product candidates, and any future novel technologies that are important to our business.

The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our licensed patents and any patents we own in the future are highly uncertain. The steps we or our licensors have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside of the United States.

Further, the examination process may require us or our licensors to narrow the claims for our pending patent applications, which may limit the scope of patent protection that may be obtained if these applications issue. The scope of a patent may also be reinterpreted after issuance. The rights already granted under any of our licensed patents and those that may be granted under our future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. If we or our licensors are unable to obtain and maintain patent protection for JTX-2011 or any other future product candidates, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize products similar or superior to ours, and our ability to successfully commercialize JTX-2011, any other future product candidates and future technologies may be adversely affected. It is also possible that we or our licensors fail to identify patentable aspects of inventions made in the course of our development and commercialization activities before it is too late to obtain patent protection on them.

In addition, the patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, collaborators, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. It is also possible that we will fail to identify patentable aspects of our research and development efforts in time to obtain patent protection.

With respect to JTX-2011 patent rights, we own five provisional patent applications and we do not own any issued patents or pending non-provisional patent applications. These provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications. If we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we intend to timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any of our future patent applications for JTX-2011 or any other future product candidates will result in the issuance of patents that effectively protect JTX-2011 and any other future product candidates, or if any of our issued patents or if any of our licensor's issued patents will effectively prevent others from commercializing competitive products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all until they are issued as a patent. Therefore, we or our licensors cannot be certain that we were the first to make the inventions claimed in our licensed patents, patents we own in the future, or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

Our pending applications cannot be enforced against third parties practicing the inventions claimed in such applications unless and until a patent issues from such applications. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents that we license from third parties or own in the future may be challenged in the courts or patent offices in the United States and abroad, including through opposition proceedings, derivation proceedings, inter partes review, interference proceedings or litigation. Such proceedings may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit our ability to stop others from using or commercializing similar or identical products, or limit the duration of the patent protection for JTX-2011 and any other future product candidates. Protecting against the unauthorized use of our or our licensor's patented inventions, trademarks and other intellectual property rights is expensive, time consuming, difficult and in some cases may not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult. If we are unable to obtain, maintain, and protect our intellectual property our competitive advantage could be harmed, and it could result in a material adverse effect on our business, financial condition, and the results of operations and prospects.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of our trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, collaborators and other third parties who have access to our trade secrets. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. In addition, in the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions.

Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information including a breach of our confidentiality agreements. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time consuming, and the outcome is unpredictable. In addition, some courts in and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. The disclosure of our trade secrets or the independent development of our trade secrets by a competitor or other third party would impair our competitive position and may materially harm our business, financial condition, results of operations and prospects.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

Our commercial success depends on our ability and the ability of our current or future collaborators to develop, manufacture, market and sell JTX-2011 and any other future product candidates, and to use our related proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and any other future product candidates, including interference, proceedings, post-grant review, inter partes review and derivation proceedings before the U.S. Patent and Trademark Office, or USPTO. Third parties may assert infringement or other intellectual property claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third-party's intellectual property rights, and we are unsuccessful in demonstrating that such intellectual property rights are invalid or unenforceable, we could be required to obtain a license from such third party to continue developing, manufacturing and commercializing JTX-2011 and any other future product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We also could be forced, including by court order, to cease developing, manufacturing, and commercializing JTX-2011 or any other future product candidates. In addition, in any such proceeding or litigation, we could be found liable for significant monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a patent or other intellectual property right. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar material adverse effect on our business.

In addition, we are testing JTX-2011 and other future product candidates with other products that are covered by patents held by other companies or institutions. In the event that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement of the third-party patents covering the product candidate or product recommended for administration with JTX-2011 and any other future product candidates. In such a case, we could be required to obtain a license from the other company or institution to use the required or desired package labeling, which may not be available on commercially reasonable terms, or at all.

If we breach any of our license agreements, it could have a material adverse effect on our commercialization efforts for JTX-2011 and any other future product candidates.

Our commercial success depends on our ability, and at times, the ability of our licensors and current or future collaborators to develop, manufacture, market, and sell JTX-2011 and any other future product candidates, and use our licensors proprietary technologies without infringing the property rights of third parties. For example, we have entered into an exclusive license agreement with Sloan-Kettering Institute for Cancer Research, Memorial Sloan-Kettering Cancer Center and Memorial Hospital for Cancer, or MSKCC, and The University of Texas M.D. Anderson Cancer Center, or UTMDACC, related to our JTX-2011, and we may enter into additional licenses in the future. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all our licenses.

In addition, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from third parties. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize JTX-2011 and any other future product candidates that are the subject of such licensed rights could be adversely affected. Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties.

Certain of our license agreements also require us to meet development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products. If we fail to comply with the obligations under our license agreements, including payment terms and diligence terms, our licensors may have the right to terminate our agreements, in which event we may not be able to develop, manufacture, market or sell the products covered by our agreements or may face other penalties under our agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of our license agreements or reduction or elimination of our rights under them may result in our having to negotiate a new or reinstated agreement, which may not be available to us on equally favorable terms, or at all, which may mean we are unable to develop or commercialize the affected product candidate or cause us to lose our rights under this agreement, including our rights to intellectual property or technology important to our development programs.

In addition, disputes may arise regarding intellectual property subject to a licensing agreement, including:

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the scope of rights granted under the license agreement and other interpretation-related issues;

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the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

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the sublicensing of patent and other rights under future collaborative development relationships;

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our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

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the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

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the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Further, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in obtaining necessary rights to JTX-2011 and any other future product candidates we may develop through acquisitions and in-licenses.

We currently have rights to intellectual property, through licenses from third parties, to develop JTX-2011. Because JTX-2011 and any other future product candidates may require the use of proprietary rights held by third parties, the growth of our business likely will depend, in part, on our ability to acquire, in-license or use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for JTX-2011 and other future product candidates. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development or commercialization of the relevant program or product candidate or may be required to expend significant time and resources to redesign our technology, JTX-2011, or other future product candidates or method for manufacturing them, all of which may not be feasible on a technical or commercial basis. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time, and JTX-2011 and any other future product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Currently, we license patents and patent applications that relate to certain uses of JTX-2011, which expire between 2030 and 2036, subject to any patent term adjustments or extensions that may be available. We expect to seek patent term adjustments or extensions of patent terms in the United States for our licensed patents and any patents we own in the future and, if available, in other countries where that may be available when we are prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may not be granted an extension because of, for example, failure to exercise due diligence during the testing phase or regulatory review process, failure to apply within applicable deadlines, failure to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case, which could result in a material adverse effect on our business, financial condition, results of operation and prospects.

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, established legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as "interchangeable" based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

We intend to seek market exclusivity for our biological product candidate that is subject to its own BLA for 12 years in the United States, 10 years in Europe and other durations in other markets. However, the term of the patents that cover such product candidates may not extend beyond the applicable market exclusivity awarded by a particular country. For example, in the United States, if all of the patents that cover our particular biologic product expire before the 12-year market exclusivity expires, a third party could submit a marketing application for a biosimilar product four years after approval of our biologic product, and the FDA could immediately review the application and approve the biosimilar product for marketing 12 years after approval of our biologic. Alternatively, a third party could submit a BLA for a similar or identical product any time after approval of our biologic product, and the FDA could immediately review and approve the similar or identical product for marketing and the third party could begin marketing the similar or identical product upon expiry of all of the patents that cover our particular biologic product.

Additionally, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider JTX-2011 and any other future product candidates to be reference products for competing products, potentially creating the opportunity for generic and biosimilar competition sooner than anticipated. The extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on JTX-2011 and all other future product candidates throughout the world would be prohibitively expensive, and our or our licensors' intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws and practices of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we and our licensors may not be able to prevent third parties from practicing our and our licensors' inventions in all countries outside the United States, or from selling or importing products made using our and our licensors' inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and may export otherwise infringing products to territories where we or our licensors have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our or our licensor's patents or marketing of competing products in violation of our intellectual property and proprietary rights generally in those countries. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our and our licensors' patents at risk of being invalidated or interpreted narrowly and our and our licensors' patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors. We or our licensors may not prevail in any lawsuits that we or our licensors initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property we develop or license.

In addition, the laws of certain foreign countries may not protect our rights to the same extent as the laws of the United States, and those foreign laws may also be subject to change. For example, methods of treatment and manufacturing processes may not be patentable in certain jurisdictions, and the requirements for patentability may differ in certain countries. Furthermore, generic and/or biosimilar product manufacturers or other competitors may challenge the scope, validity, enforceability of our or our licensors' patents, requiring us or our licensors to engage in complex, lengthy and costly litigation or proceedings.

Moreover, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. Many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business and results of operations may be adversely affected.

Generic or biosimilar product manufacturers may develop, seek approval for, and launch biosimilar versions or generic versions, respectively, of our products. The FDA has published four draft guidance documents on biosimilar product development. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biosimilar and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. If JTX-2011 and any other future product candidates are approved by the FDA, the approval of a biologic product biosimilar to one of our products could have a material impact on our business. In particular, a biosimilar could be significantly less costly to bring to market and priced significantly lower than our products, if approved by the FDA. See "Business—Other regulatory matters—U.S. patent-term restoration and marketing exclusivity" for a more detailed description of the BPCIA.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payments and other similar provisions during the patent application process and to maintain patents after they are issued. For example, periodic maintenance fees, renewal fees, annuity fees and various other government fees on issued patents and patent applications often must be paid to the USPTO and foreign patent agencies over the lifetime of our licensed patents or any patents we own in the future. In certain circumstances, we rely on our licensing partners to take the necessary action to comply with these requirements with respect to our licensed intellectual property. While an unintentional lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to obtain and maintain the patents and patent applications covering our products or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to JTX-2011 and any other future product candidates, which would have a material adverse effect on our business.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect JTX-2011 and any other future product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or the Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of our business.

Competitors may infringe our licensed patents or any patent we own in the future or misappropriate or otherwise violate our intellectual property rights. We may also be required to defend against claims of infringement and our licensed patents and any patents we own in the future may become involved in priority disputes. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. Also, third parties may initiate legal proceedings against us or our licensors to assert that we are infringing their intellectual property rights or to challenge the validity or scope of our owned or licensed intellectual property rights. These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to conduct intellectual property related litigations or proceedings than we can. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments in any such proceedings. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Any of the foregoing may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our intellectual property rights may be subject to government march-in rights.

The research resulting in certain of our in-licensed patent rights was funded in part by the U.S. government. As a result, the government has certain rights or march-in rights, to such patent rights and technology, and, if in the future we own or license additional rights funded by the government, such rights may also be subject to government march-in rights. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. In addition, our rights to such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operation, or prospects.

We may be subject to claims by third parties asserting that our licensors, employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees and our licensors' employees, including our senior management, are currently or previously were employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, including each member of our senior management, executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. Any of the foregoing may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed confidential information of third parties or are in breach of non-competition or non-solicitation agreements with our competitors.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to JTX-2011 and any other future product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate such technologies or features would have a material adverse effect on our business, and may prevent us from successfully commercializing JTX-2011 and any other future product candidates. In addition, we may lose valuable intellectual property rights or personnel as a result of such claims. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize JTX-2011 and any other future product candidates, which would have an adverse effect on our business, results of operations and financial condition.

Issued patents covering JTX-2011 and any other future product candidates could be found invalid or unenforceable if challenged in court or before the USPTO or comparable foreign authority.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering one of JTX-2011 or any other future product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be, among other things, an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be, among other things, an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post-grant review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in revocation, cancellation or amendment to our patents in such a way that they no longer cover and protect JTX-2011 and any other future product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. For example, with respect to the validity of our licensed patents or any patents we obtain in the future, we cannot be certain that there is no invalidating prior art of which we, our or our licensor's patent counsel, and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on JTX-2011 and any other future product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Risks related to employee matters, managing our growth and other risks related to our business

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell JTX-2011 and any other future product candidates, we may not be able to generate product revenue.

We currently have no sales, marketing, or distribution capabilities and have no experience in marketing products. If JTX-2011 or any of our future product candidates receive appropriate regulatory approval, we intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we will pursue collaborative arrangements regarding the sales and marketing of our products; however, we cannot assure you that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized JTX-2011 and any other future product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of JTX-2011 and any other future product candidates.

We cannot assure you that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or elsewhere.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

At October 31, 2015, we had 50 full-time employees, including 37 employees engaged in research and development. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

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identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our internal development efforts effectively, including the clinical and FDA review process for JTX-2011 and any other future product candidates, while complying with our contractual obligations to contractors and other third parties; and

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improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize JTX-2011 and any other future product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including substantially all aspects of marketing approval, clinical management, and manufacturing. We cannot assure you that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of JTX-2011 and any other future product candidates or otherwise advance our business. We cannot assure you that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize JTX-2011 and any other future product candidates and, accordingly, may not achieve our research, development and commercialization goals.

We are highly dependent on our key personnel, and if we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, particularly our chief executive officer, Richard Murray, and our scientific and medical personnel. The loss of the services of any of our executive officers, key employees, and scientific and medical advisors, and our inability to find suitable replacements, could result in delays in product development and harm our business.

We conduct our operations at our facility in Cambridge, Massachusetts, in a region that is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel is intense and the turnover rate can be high, which may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. We expect that we will need to recruit talent from outside of our region, and doing so may be costly and difficult.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided restricted stock and stock option grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain "key man" insurance policies on the lives of all of these individuals or the lives of any of our other employees.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our future CROs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. While we have not to our knowledge experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of JTX-2011 and any other future product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of JTX-2011 and any other future product candidates could be delayed.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Earthquakes or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business.

Our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA and comparable foreign regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt, prior to the completion of this offering, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

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increased operating expenses and cash requirements;

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the assumption of additional indebtedness or contingent liabilities;

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the issuance of our equity securities;

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assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

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the diversion of our management's attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

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retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

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risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and

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our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. We cannot assure you that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

At June 30, 2015, we had $61.1 million of cash and cash equivalents. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents since June 30, 2015, we cannot assure you that further deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or our ability to meet our financing objectives. Furthermore, our stock price may decline due, in part, to the volatility of the stock market and the general economic downturn.

Risks related to our common stock and this offering

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in the ownership of its equity over a three year period), the corporation's ability to use its pre-change net operating loss carryforwards and certain other pre-change tax attributes to offset its post-change income may be limited. We may have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside the Company's control. As of December 31, 2014, we had federal net operating loss carryforwards of approximately $27.7 million, and our ability to utilize those net operating loss carryforwards could be limited by an "ownership change" as described above, which could result in increased tax liability to the Company.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

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the success of competitive products or technologies;

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results of clinical trials of JTX-2011 and any other future product candidates or those of our competitors;

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regulatory or legal developments in the United States and other countries;

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developments or disputes concerning patent applications, issued patents or other proprietary rights;

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the recruitment or departure of key personnel;

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the level of expenses related to JTX-2011 and any other future product candidates or clinical development programs;

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the results of our efforts to discover, develop, acquire or in-license additional product candidates or drugs;

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actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

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variations in our financial results or those of companies that are perceived to be similar to us;

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changes in the structure of healthcare payment systems;

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market conditions in the pharmaceutical and biotechnology sectors;

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general economic, industry and market conditions; and

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the other factors described in this "Risk factors" section.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although our common stock has been approved for listing on the NASDAQ Capital Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. Assuming an initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, purchasers of common stock in this offering will experience immediate dilution of $              per share in net tangible book value of the common stock. In addition, investors purchasing common stock in this offering will contribute              % of the total amount invested by stockholders since inception but will only own              % of the shares of common stock outstanding. In the past, we issued options and other securities to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See "Dilution" for a more detailed description of the dilution to new investors in the offering.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements, that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700.0 million as of the prior November 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company" which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

Our executive officers, directors, principal stockholders and their affiliates will continue to exercise significant influence over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this offering, and disregarding any shares of common stock that they purchase in this offering, the existing holdings of our executive officers, directors, principal stockholders and their affiliates, including investment funds affiliated with Third Rock Ventures and entities affiliated with Fidelity, will represent beneficial ownership, in the aggregate, of approximately              % of our outstanding common stock, assuming no exercise of the underwriters' option to acquire additional common stock in this offering and assuming we issue the number of shares of common stock as set forth on the cover page of this prospectus. As a result, these stockholders, if they act together, will be able to influence our management and affairs and the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These stockholders acquired their shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering, and these stockholders may have interests, with respect to their common stock, that are different from those of investors in this offering and the concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. In addition, this concentration of ownership might adversely affect the market price of our common stock by:

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delaying, deferring or preventing a change of control of us;

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impeding a merger, consolidation, takeover or other business combination involving us; or

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discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

See "Principal stockholders" in this prospectus for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders and their affiliates.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, which will require, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and NASDAQ to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as "say on pay" and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation, but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline. Based upon the number of shares of common stock, on an as-converted basis, outstanding as of October 31, 2015, upon the completion of this offering, we will have outstanding a total of              shares of common stock, assuming no exercise of the underwriters' option to purchase an additional              shares. Of these shares, as of the date of this prospectus, approximately              shares of our common stock, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, assuming that current stockholders do not purchase shares in this offering. The representatives of the underwriters, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of October 31, 2015, up to an additional              shares of common stock will be eligible for sale in the public market, approximately               % of which shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

Upon completion of this offering,              shares of common stock that are either subject to outstanding options, reserved for future issuance under our equity incentive plans or subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

After this offering, the holders of approximately              shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market price of our common stock.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into license or collaboration agreements with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of our revenue. Accordingly, our revenue may depend on development funding and the achievement of development and clinical milestones under current and any potential future license and collaboration agreements and sales of our products, if approved. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next.

In addition, we measure compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award as determined by our board of directors, and recognize the cost as an expense over the employee's requisite service period. As the variables that we use as a basis for valuing these awards change over time, including, after the closing of this offering, our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

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the timing and cost of, and level of investment in, research and development activities relating to our current and any future product candidates, which will change from time to time;

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our ability to enroll patients in clinical trials and the timing of enrollment;

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the cost of manufacturing our current and any future product candidates, which may vary depending on FDA guidelines and requirements, the quantity of production and the terms of our agreements with manufacturers;

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expenditures that we will or may incur to acquire or develop additional product candidates and technologies;

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the timing and outcomes of clinical studies for JTX-2011 and any other future product candidates or competing product candidates;

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competition from existing and potential future products that compete with JTX-2011 and any other future product candidates, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

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any delays in regulatory review or approval of JTX-2011 or any other future product candidates;

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the level of demand for JTX-2011 and any other future product candidates, if approved, which may fluctuate significantly and be difficult to predict;

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the risk/benefit profile, cost and reimbursement policies with respect to our products candidates, if approved, and existing and potential future products that compete with JTX-2011 and any other future product candidates;

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our ability to commercialize JTX-2011 and any other future product candidates, if approved, inside and outside of the United States, either independently or working with third parties;

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our ability to establish and maintain collaborations, licensing or other arrangements;

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our ability to adequately support future growth;

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potential unforeseen business disruptions that increase our costs or expenses;

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future accounting pronouncements or changes in our accounting policies; and

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the changing and volatile global economic environment.

The cumulative effect of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue and/or earnings guidance we may provide.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which, in turn, could cause our stock price to decline.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering to advance JTX-2011 clinical trials through clinical proof of concept, to advance and expand our research and development pipeline, and for working capital and other general corporate purposes, which will include the hiring of additional personnel, capital expenditures, and the costs of operating as a public company. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue convertible preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws, to be in effect upon the completion of this offering, provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our bylaws. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs, which could have a material adverse effect on our business, financial condition or results of operations.

Special note regarding forward-looking statements and market data

This prospectus, including the sections entitled "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and "Business," contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

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the timing, progress, and results of preclinical studies and clinical trials for JTX-2011 and any future product candidates we may develop, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

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the timing, scope, or likelihood of regulatory filings and approvals, including timing of our BLA filing for, and final FDA approval of, JTX-2011;

•
the timing, scope, or likelihood of foreign regulatory filings and approvals;

•
our ability to use our Translational Science Platform to identify de novo targets for additional product candidates and to match immunotherapies to select patient subsets;

•
our ability to develop and advance any future product candidates into, and successfully complete, clinical studies;

•
our ability to develop combination therapies, whether on our own or in collaboration with third parties, for JTX-2011;

•
our expectations regarding the size of the patient populations for JTX-2011, if approved for commercial use, and any additional product candidates we may develop;

•
our commercialization and marketing capabilities and strategy;

•
the pricing and reimbursement of JTX-2011 and any additional product candidates we may develop, if approved;

•
the implementation of our business model and our strategic plans for our business, JTX-2011 and any additional product candidates we may develop, and our technology;

•
the rate and degree of market acceptance and clinical utility of JTX-2011 and any additional product candidates we may develop;

•
the potential benefits of and our ability to establish or maintain future collaborations or strategic relationships or obtain additional funding;

•
our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

•
our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering JTX-2011 and any additional product candidates we may develop, and our ability not to infringe, misappropriate or otherwise violate any third party intellectual property rights;

•
our competitive position, and developments and projections relating to our competitors and our industry;

•
our expectations related to the use of proceeds from this offering;

•
our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•
the impact of laws and regulations; and

•
our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk factors" and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled "Risk factors" and elsewhere in this prospectus. Some data are also based on our good faith estimates.

Use of proceeds

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $          million, or $          million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds to us from this offering by $          million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $          million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase the net proceeds to us from this offering by $          million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a 1,000,000 share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease the net proceeds to us from this offering by $          million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We are undertaking this offering in order to access the public capital markets and to increase our liquidity. We anticipate that we will use the net proceeds received by us in this offering, together with our existing cash and cash equivalents, as follows:

•
approximately $               million to advance JTX-2011 through clinical proof of concept, including costs of clinical material and clinical trials both as a single agent and in combination with other therapies;

•
approximately $               million to continue to advance and expand our research and development pipeline, including both internal and external costs for IND enabling studies and early discovery efforts, including our macrophage programs and other beyond T cell activities; and

•
use the remainder for working capital and other general corporate purposes, which will include hiring of additional personnel, capital expenditures and the costs of operating as a public company.

Based on our current plans, we believe our cash and cash equivalents, together with the net proceeds to us from this offering, will be sufficient to fund our operations for at least                       .

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from preclinical studies or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for JTX-2011 or any future product candidates or business development opportunities we may engage in for our programs and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending these uses, we intend to invest the net proceeds in high-quality, investment-grade, short-term fixed income instruments, which include corporate, financial institution, federal agency or U.S. government obligations.

Dividend policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects, then applicable contractual restrictions and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2015:

•
on an actual basis;

•
on a pro forma basis to give effect to:

  •
  the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 71,778,761 shares of common stock upon the completion of this offering; and

  •
  the filing and effectiveness of our amended and restated certificate of incorporation; and

•
on a pro forma as adjusted basis to give further effect to our issuance and sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following table together with "Selected financial data," "Management's discussion and analysis of financial condition and results of operations," "Description of capital stock," and the financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2015
(in thousands, except share and per share data) (unaudited)	Actual	Pro forma	Pro forma as adjusted(1)

Cash and cash equivalents	$61,066	$61,066

Convertible preferred stock (Series A), $0.001 par value: 47,000,000 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	$47,112	$—
Convertible preferred stock (Series B), $0.001 par value: 24,778,761 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	55,849	—
Contingently redeemable common stock	268	268
Stockholders' equity (deficit):
Common stock, $0.001 par value: 94,000,000 shares authorized; 9,411,150 shares issued and 5,934,403 shares outstanding, actual; 81,189,911 shares issued and 77,713,164 shares outstanding, pro forma; shares authorized; shares issued and outstanding, pro forma as adjusted	6	78
Additional paid-in capital	—	99,215
Accumulated deficit	(40,645)	(36,971)

Total stockholders' equity (deficit)	(40,639)	62,322

Total capitalization	$62,590	$62,590

(1)    A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization on a pro forma as adjusted basis by approximately $          million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization on a pro forma as adjusted basis by approximately $          million, assuming the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The actual, pro forma and pro forma as adjusted information set forth in the table excludes:

•
5,448,996 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2015, at a weighted average exercise price of $0.15 per share;

•
4,609,454 shares of common stock reserved for future issuance under our 2013 Plan, which will become available for issuance under our 2015 Plan;

•
                     additional shares of common stock reserved for future issuance under our 2015 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part; and

•
                     additional shares of common stock reserved for future issuance under our 2015 ESPP, which will become effective in connection with the completion of this offering.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of June 30, 2015 was $(         ) million, or $(         ) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and convertible preferred stock, which is not included within our stockholders' equity (deficit). Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of June 30, 2015.

Our pro forma net tangible book value (deficit) as of June 30, 2015 was $(         ) million, or $         per share of our common stock. Pro forma net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 71,778,761 shares of common stock upon the completion of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2015, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 71,778,761 shares of our common stock upon the completion of this offering.

After giving further effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2015 would have been approximately $          million, or approximately $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $         to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of approximately $         to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2015	$
Increase per share attributable to the sale of Series B convertible preferred stock and the conversion of all outstanding shares of convertible preferred stock

Pro forma net tangible book value (deficit) per share as of June 30, 2015	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing shares in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution to new investors purchasing common stock in this offering by $         per share, assuming the number of

shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by $         and decrease the dilution per share to new investors participating in this offering by $         , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $         and increase the dilution per share to new investors participating in this offering by $         , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares of common stock in this offering in full at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share after this offering would be $          per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis, as of June 30, 2015, the number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Total consideration
	Shares purchased						Average price per share
	Number	Percent		Amount	Percent

Existing stockholders			%	$		%	$
New Investors							$

Total		100%		$	100%

The table above assumes no exercise of the underwriters' option to purchase additional shares in this offering. If the underwriters' option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to         % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to         % of the total number of shares outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $          million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by         percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by          percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $          million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by           percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by         percentage points, assuming no change in the assumed initial public offering price.

The tables above do not include:

•
5,448,996 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2015, at a weighted average exercise price of $0.15 per share;

•
4,069,454 shares of common stock reserved for future issuance as of June 30, 2015, under our 2013 Plan, which will become available for issuance under our 2015 Plan upon the effectiveness of the 2015 Plan;

•
                     additional shares of common stock reserved for future issuance under our 2015 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part; and

•
                     additional shares of common stock reserved for future issuance under our 2015 ESPP, which will become effective in connection with the completion of this offering.

To the extent that outstanding options and warrants are exercised or shares are issued under our 2015 Plan or 2015 ESPP, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

Selected financial data

You should read the following selected financial data below together with our financial statements and the related notes appearing at the end of this prospectus and the "Management's discussion and analysis of financial condition and results of operations" section of this prospectus. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes appearing at the end of this prospectus. We have derived the statement of operations data for the years ended December 31, 2013 and 2014 and the balance sheet data as of December 31, 2013 and 2014 from our audited financial statements appearing at the end of this prospectus. The statement of operations data for the six months ended June 30, 2014 and 2015 and the balance sheet data as of June 30, 2015 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of results that should be expected in the future, and results for the six months ended June 30, 2015 are not necessarily indicative of the results to be expected for the full year ending December 31, 2015.

	Year ended December 31,		Six months ended June 30,
(in thousands, except share and per share data)
	2013	2014	2014	2015

Statements of Operations Data:
Operating expenses:
Research and development	$6,595	$11,243	$5,104	$8,581
General and administrative	4,382	4,969	2,185	3,107

Total operating expenses	10,977	16,212	7,289	11,688

Operating loss	(10,977)	(16,212)	(7,289)	(11,688)
Other income (expense), net	(1,149)	5,696	2,949	1,860

Net loss	$(12,126)	$(10,516)	$(4,340)	$(9,828)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(5.79)	$(2.96)	$(1.39)	$(2.61)

Weighted-average common shares outstanding, basic and diluted(1)	2,248,051	4,370,650	3,842,417	5,607,703

Pro forma net loss per share attributable to common shareholders, basic and diluted (unaudited)(1)		$(0.52)		$(0.20)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)		31,069,281		58,400,007

(1)    See Statement of Operations and Note 2 to our financial statements for further details on the calculation of net loss per share, basic and diluted, attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts and unaudited pro forma information.

	December 31,
			June 30, 2015
(in thousands)	2013	2014

Balance Sheet Data:
Cash and cash equivalents	$2,950	$2,338	$61,066
Working capital(1)	1,189	403	58,972
Total assets	9,917	7,515	67,520
Convertible preferred stock	12,599	27,313	102,961
Total stockholders' deficit	$(15,311)	$(28,000)	$(40,639)

(1)    We define working capital as current assets less current liabilities. See our financial statements for further details regarding our current assets and current liabilities.

Management's discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of financial condition and operating results together with the section captioned "Selected financial data" and our financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section of the prospectus captioned "Risk factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are an immunotherapy company dedicated to transforming the treatment of cancer by developing therapies that enable the immune system to attack tumors and provide long-lasting benefits to patients. Through the use of our Translational Science Platform, we prioritize targets and identify related biomarkers designed to match the right therapy to the right patients and our current efforts are focused on the treatment of solid tumors. We believe that our enriched-enrollment clinical trial designs will also lead to shortened development timelines. Our strategy addresses T cells and other cells beyond T cells in the tumor microenvironment, potentially allowing us to fully exploit the promise of immunotherapy in cancer.

•
Targeting T cells:    Our lead product candidate, JTX-2011, is a monoclonal antibody that binds to and activates ICOS, a protein on the surface of certain T cells commonly found in many solid tumors. Our preclinical data demonstrates that by binding to and activating ICOS, JTX-2011 stimulates a significant T cell immune response against solid tumors, and we expect to submit our Investigational New Drug Application, or IND, for JTX-2011 to the Food and Drug Administration, or FDA, by                           . We believe JTX-2011 has the potential to act as both a single agent and in combination with other therapies to offer treatment alternatives to patients who otherwise lack an effective response to existing therapies.

•
Beyond T cells:    We are discovering and developing immunotherapies beyond T cell-directed therapeutic approaches and are systematically and comprehensively interrogating cell types within the human tumor microenvironment, or TME, including immune cells and stromal cells. We have a pipeline of early discovery programs that target different cell types within tumors, including immunosuppressive macrophages that create a pro-tumor environment. We believe therapies targeting these macrophages, as well as stromal cells, could complement existing T cell approaches and benefit many patients who do not respond to existing T cell-directed immunotherapies.

Our Translational Science Platform utilizes a suite of integrated technologies to comprehensively profile the cellular and molecular characteristics within thousands of human solid tumors, providing critical information about the TME that we believe will allow us to identify and guide new immunotherapies more efficiently through development. We utilize a systematic approach to match targets to defined patient populations that we believe are more likely to benefit from these therapies. Building on our biomarker-driven strategy, we aim to establish companion diagnostics for each of our products to identify the right patients for treatment with our products.

Since inception, our operations have focused on organizing and staffing our company, business planning, raising capital, developing our Translational Science Platform and conducting research and preclinical studies. We do not have any products approved for sale. To date, we have not generated any revenue. We have funded our operations primarily through private placements of our convertible preferred stock. We are subject to a number of risks comparable to those of other similar companies, including dependence on key individuals; the need to develop commercially viable products; competition from other companies, many of which are larger and better capitalized; and the need to obtain adequate additional financing to fund the development of its products. From inception through June 30, 2015, we raised an aggregate of $103.0 million of gross proceeds to fund our operations. In the future, we may generate revenue from product sales or collaboration agreements, strategic alliances and licensing arrangements. If we enter into collaboration agreements, strategic alliances or generate product sales, we expect that any revenue we generate will fluctuate from quarter to quarter and year to year as a result of the timing and amount of license fees, milestones, reimbursement of costs incurred and other payments and product sales, to the extent any are successfully commercialized. If we fail to complete the development of our product candidates in a timely manner or obtain regulatory approval of them, our ability to generate future revenue, and our results of operations and financial position, would be materially adversely affected.

Due to our significant research and development expenditures, we have generated substantial operating losses in each period since inception. We have incurred an accumulated deficit of $40.6 million through June 30, 2015. We expect to incur substantial additional losses in the future as we expand our research and development activities. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

•
Complete our IND enabling studies on our lead product candidate, JTX-2011;

•
Advance JTX-2011 into clinical studies as both a single agent and in combination with other therapies;

•
Continue to develop and enhance our Translational Science Platform;

•
Advance our early stage pipeline of immunotherapy programs into later stages of development;

•
Continue to discover and develop new immunotherapy drug candidates;

•
Increase our research and administrative headcount commensurate with our stage of development;

•
Develop companion diagnostics as needed for each of our development programs; and

•
Incur additional costs associated with operating as a public company upon the closing of this offering.

Critical accounting policies and significant judgments and estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Research and development expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

We record our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expenses. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Fair value measurements—tranche rights

Included in the terms of the Series A Preferred Stock Purchase Agreement were certain rights, which we refer to collectively as Tranche Rights, granted to the investors of Series A convertible preferred stock, or Series A preferred stock, issued in February 2013, including the holders of the convertible notes who exchanged their convertible notes. The Tranche Rights obligated the investors in Series A convertible preferred stock to purchase, and us to sell, an additional 10,000,000 shares of Series A convertible preferred stock at $1.00 per share contingent upon the initiation of certain research and development programs and initiation of translational science, which we refer to as Tranche Right I. In addition, the investors were obligated to purchase, and we were obligated to sell, an additional 20,000,000 shares of Series A preferred stock upon the achievement of certain research milestones, which we refer to as Tranche Right II. In addition, the Tranche Rights provided the investors with the ability to purchase these additional shares at their option at any time. The Tranche Rights were transferrable by the investors, subject to approval by the Board.

We concluded that the Tranche Rights met the definition of a freestanding financial instrument, as the Tranche Rights were legally detachable and separately exercisable from the Series A preferred stock. Therefore, we allocated the net proceeds between the Tranche Rights and the Series A preferred stock.

Since the Series A preferred stock was contingently redeemable upon the occurrence of a deemed liquidation event, the Tranche Rights are classified as an asset or liability and were initially recorded at fair value. The Tranche Rights are measured at fair value at each reporting period. Since the Tranche Rights were subject to fair value accounting, we allocated the proceeds to the Tranche Rights based on the fair value at the date of issuance with the remaining proceeds being allocated to the Series A preferred stock. The estimated fair value of the Tranche Rights was determined using a probability-weighted present value model that considers the probability of closing a tranche, the estimated future value of Series A preferred stock at each closing and the investment required at each closing. Future values are converted to present value using a discount rate appropriate for probability-adjusted cash flows. Changes to these valuation assumptions as well as the Company's stock value on the reporting dates can have a significant impact on the fair value of the Tranche Rights. The Tranche Rights were terminated with the closing of the Series A preferred stock financing in April 2015.

Stock-based compensation

We measure compensation expense for restricted stock and stock options granted to our employees and directors based on the date of grant and recognize the corresponding compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. We have also granted restricted stock awards that vest in conjunction with certain performance conditions to certain key employees and directors. At each reporting date, we are required to evaluate whether the achievement of the performance condition is probable. Compensation expense is recorded over the appropriate service period based on our assessment of accomplishing each performance provision or the occurrence of other events that may have caused the awards to accelerate and vest. We also grant stock-based awards to certain non-employees. Compensation expense for stock-based awards granted to non-employees and directors for non-board-related services is accounted for based on the fair value of such services received or the equity instrument issued, whichever is more reliably measured. The fair value of the non-employee awards is subject to remeasurement at each reporting period until services required under the arrangement are completed, which is the vesting date. We estimate the fair value of the options granted using the Black-Scholes option pricing model.

The Black-Scholes option pricing model requires inputs based on certain subjective assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of a public market for the trading of our common stock and a lack of company-specific historical and implied volatility data, we have based the estimate of expected volatility on the historical volatility of a representative group of publicly traded companies for which historical information was available. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. We use the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for options granted to employees and directors as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. For options granted to non-employees, we utilize the contractual term of the arrangement as the basis for the expected term assumption. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The expected dividend yield is assumed to be zero as we have never paid dividends and do not have current plans to pay any dividends on common stock.

Using the Black-Scholes option pricing model, the weighted average fair value of options granted to employees and directors during the year ended December 31, 2014 and the six months ended June 30, 2015 was $0.13 and $0.20, respectively. There were no options granted during the year ended December 31, 2013.

The fair value of options granted to employees during the year ended December 31, 2014 and the six months ended June 30, 2015 under the 2013 Plan has been calculated on the date of grant using the following weighted average assumptions:

	Year ended December 31, 2014	Six months ended June 30, 2015

Risk-free interest rate	1.9%	1.5%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	6.1	6.1
Expected volatility	70.7%	68.5%

Using the Black-Scholes option pricing model, the weighted average fair value of options granted to non-employees during the year ended December 31, 2014 and the six months ended June 30, 2015 was $0.13 and $0.23, respectively.

The fair value of each option granted to non-employees during the year ended December 31, 2014 and the six months ended June 30, 2015 under the 2013 Plan has been calculated on the date of grant using the following weighted average assumptions:

	Year ended December 31, 2014	Six months ended June 30, 2015

Risk-free interest rate	2.6%	1.9%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	10.0	10.0
Expected volatility	69.5%	69.5%

The following table presents the grant dates, numbers of underlying shares of common stock, the per share purchase prices and exercise prices, the fair values of the underlying common stock as of the grant dates for awards granted between January 1, 2014 and June 30, 2015, along with the fair value per share utilized to calculate stock-based compensation expense:

Date of issuance	Type of award	Number of shares	Exercise price (options) or purchase price (restricted stock) of award per share	Fair value of common stock per share on grant date		Per share estimated fair value of award on grant date

1/28/2014	Restricted Stock	168,500	$0.13	$0.13		$0.13
1/28/2014	Options	390,000	$0.13	$0.13		$0.08
3/28/2014	Options	40,000	$0.13	$0.17	(1)	$0.12
6/27/2014	Options	242,500	$0.13	$0.19	(1)	$0.13
7/14/2014	Options	3,283,500	$0.13	$0.19	(1)	$0.13
9/26/2014	Options	191,500	$0.13	$0.19	(1)	$0.13
1/13/2015	Options	1,350,350	$0.20	$0.29	(1)	$0.20

(1)    The common stock fair value per share on grant date was adjusted in connection with a retrospective fair value assessment for financial reporting purposes, as described below.

We recorded stock-based compensation expense for restricted stock grants and stock options of $0.2 million, $0.3 million, $0.1 million, and $0.4 million for the years ended December 31, 2013 and 2014,

and for the six months ended June 30, 2014 and 2015, respectively. In future periods, we expect stock-based compensation expense to increase, due in part to our existing unrecognized stock-based compensation expense and as we grant additional stock-based awards to continue to attract and retain our employees.

Determination of fair value of common stock on grant dates

We are a private company with no active public market for our common stock. Therefore, we have periodically determined the estimated per share fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our common stock in connection with our accounting for stock options and restricted stock, as the fair value of our common stock will be its trading price on the NASDAQ Capital Market.

For financial reporting purposes, we performed common stock valuations, with the assistance of a third-party valuation specialist, as of November 1, 2013, February 7, 2014, June 30, 2014, November 1, 2014, December 31, 2014, March 31, 2015, and April 17, 2015, which resulted in valuations of our common stock of $0.13, $0.17, $0.19, $0.20, $0.29, $0.41, and $0.64 per share, respectively, as of those dates. The February 7, 2014, June 30, 2014, December 31, 2014, and March 31, 2015 valuations were retrospective. In conducting the valuations, we considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including our best estimate of our business condition, prospects and operating performance at each valuation date. Within the valuations performed, a range of factors, assumptions and methodologies were used.

The significant factors included:

•
the lack of an active public market for our common and our convertible preferred stock;

•
the prices of shares of our convertible preferred stock that we had sold to outside investors in arm's length transactions, and the rights, preferences and privileges of that convertible preferred stock relative to our common stock;

•
our results of operations, financial position and the status of our research and preclinical development efforts;

•
the material risks related to our business;

•
our business strategy;

•
the market performance of publicly traded companies in the life sciences and biotechnology sectors;

•
the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering given prevailing market conditions; and

•
any recent contemporaneous valuation of our common stock prepared in accordance with methodologies outlined in the Practice Aid.

Common stock valuation methods

Our contemporaneous and retrospective valuations were prepared in accordance with the guidelines in the Practice Aid, which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

Our common stock valuations as of November 1, 2013, February 7, 2014, June 30, 2014, November 1, 2014, December 31, 2014, March 31, 2015, and April 17, 2015 were prepared using the back-solve method of the option-pricing method, which we refer to as OPM, which derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security.

The OPM treats the rights of the holders of convertible preferred and common stock as equivalent to call options on the value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of convertible preferred stock, as well as their rights to participation and conversion. Under this method, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference(s) at the time of the liquidity event. The OPM uses the Black-Scholes option pricing model. This model defines securities' fair values as functions of the current fair value of a company and uses assumptions, such as the anticipated timing of a potential liquidity event, the estimated applicable risk-free rate, and the estimated volatility of the equity securities.

The OPM back-solve approach was used to estimate enterprise value under the OPM. The OPM back-solve approach uses the OPM to derive the implied equity value for one type of equity security from a contemporaneous sale transaction involving another type of our equity securities. In the OPM, the assumed volatility factor was based on the historical trading volatility of our publicly-traded peer companies. At each valuation date, a determination was made by us as to the appropriate volatility to be used, considering such factors as the expected time to a liquidity event and our stage of development.

To derive the fair value of the common stock using the OPM, the proceeds to the common stockholders were calculated based on the preferences and priorities of the convertible preferred stock and common stock. We then applied a discount for lack of marketability to the common stock to account for the lack of access to an active public market.

Components of operating results

Operating expenses

Research and development

Research and development expenses represent costs incurred by us for the discovery, development, and manufacture of JTX-2011 and our discovery programs and include: external research and development expenses incurred under arrangements with third parties, academic and non-profit institutions and consultants, salaries and personnel-related costs, including non-cash stock-based compensation, license fees to acquire in-process technology, and other expenses, which include direct and allocated expenses for laboratory, facilities, and other costs.

We use our employee and infrastructure resources across multiple research and development programs directed toward developing our Translational Science Platform and for identifying and developing product candidates. We manage certain activities such as contract research and manufacture of JTX-2011 and our discovery programs through our third-party vendors.

At this time, we cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including the uncertainty of:

•
addition and retention of key research and development personnel;

•
establishing an appropriate safety profile with IND-enabling toxicology studies;

•
the cost to acquire or make therapies to study in combination with our immunotherapies;

•
successful enrollment in and completion of clinical trials;

•
establishing agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if our product candidate is approved;

•
receipt of marketing approvals from applicable regulatory authorities;

•
commercializing products, if and when approved, whether alone or in collaboration with others;

•
the cost to develop companion diagnostics as needed for each of our development programs;

•
the costs associated with the development of any additional product candidates we acquire through third-party collaborations or identify through our Translational Science Platform;

•
the terms and timing of any collaboration, license or other arrangement, including the terms and timing of any milestone payments thereunder;

•
obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our products if and when approved; and

•
continued acceptable safety profiles of the products following approval.

A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate. We plan to increase our research and development expenses for the foreseeable future as we continue the enhancement of our Translational Science Platform and related product pipeline. At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of our programs and/or product candidates, we do not separately track or segregate the amount of costs incurred and we cannot reasonably estimate the costs we will incur and the timelines that will be required to complete development, obtain marketing approval, and commercialize our products, if and when approved.

Research and development activities account for a significant portion of our operating expenses. We expect our research and development expenses to increase over the next several years as we implement our business strategy, which includes advancing JTX-2011 into clinical trials, manufacturing pre-commercial clinical trial and preclinical study materials, expanding our research and development efforts, seeking regulatory approvals for any product candidates that successfully complete clinical trials, accessing and developing additional product candidates, and costs associated with hiring additional personnel to support our research and development efforts. In addition, product candidates in later stages of clinical development generally incur higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As such, we expect our research and development expenses to increase as any product candidates advance into later stages of clinical development.

General and administrative

General and administrative expenses consist of salaries and personnel-related costs, including non-cash stock-based compensation, for our personnel in executive, legal, finance, and accounting, human resources and other administrative functions, non-litigation legal costs, as well as fees paid for accounting and tax services, consulting fees, and facility costs not otherwise included in research and development expenses. Non-litigation legal costs include general corporate and patent legal fees and related costs.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities and the increased costs of operating as a public company. These increases will likely include costs related to outside consultants, attorneys, and accountants, among other expenses.

Other income (expense), net

Other income (expense), net, consists primarily of changes in the fair value of our Series A preferred stock Tranche Rights, which are described above under "Critical accounting policies and significant judgments and estimates—Fair value measurements—tranche rights."

Results of operations

Comparison of six months ended June 30, 2014 and 2015

The following table summarizes our results of operations for the six months ended June 30, 2014 and 2015, as well as changes in those items in dollars:

	Six months ended June 30,
(in thousands)	2014	2015	$ Change

Operating expenses:
Research and development	$5,104	$8,581	$3,477
General and administrative	2,185	3,107	922

Total operating expenses	7,289	11,688	4,399

Other income, net	2,949	1,860	(1,089)

Net loss	$(4,340)	$(9,828)	$(5,488)

Operating expenses

Research and development

Research and development expenses increased by $3.5 million from $5.1 million for the six months ended June 30, 2014 to $8.6 million for the six months ended June 30, 2015. The following table summarizes our research and development expenses for the six months ended June 30, 2014 and 2015, as well as changes in these items in dollars:

	Six months ended June 30,
(in thousands)	2014	2015	$ Change

Employee compensation	$1,680	$2,986	$1,306
Lab consumables	1,177	2,478	1,301
External research and development	998	1,661	663
Consulting research	441	400	(41)
Facility	545	821	276
Other research	263	235	(28)

Total research and development expenses	$5,104	$8,581	$3,477

The increase in research and development expenses was primarily attributable to the following:

•
$1.9 million for increased costs for lab consumables and external research and development;

•
$1.3 million for increased costs related to employee compensation due to increased headcount and incentive compensation plans; and

•
$0.3 million in increased facility expenses, including rent and utilities expenses, depreciation, and maintenance costs.

General and administrative

General and administrative expenses increased by $0.9 million from $2.2 million for the six months ended June 30, 2014 to $3.1 million for the six months ended June 30, 2015. The increase in general and administrative expense was primarily attributable to the following:

•
$0.6 million for increased employee compensation costs due to increased headcount and incentive compensation plans; and

•
$0.2 million for increased facility expenses including rent and utilities expenses, depreciation, and maintenance costs.

Other income (expense), net

Other income (expense), net, decreased by $1.1 million from $2.9 million for the six months ended June 30, 2014 to $1.9 million for the six months ended June 30, 2015. The decrease in other income (expense), net, primarily related to the mark to market adjustments recorded on our Series A preferred stock Tranche Rights in these periods.

Comparison of years ended December 31, 2013 and 2014

The following table summarizes our results of operations for the years ended December 31, 2013 and 2014, along with the changes in those items in dollars:

	Year ended December 31,
(in thousands)	2013	2014	$ Change

Operating expenses:
Research and development	$6,595	$11,243	$4,648
General and administrative	4,382	4,969	587

Total operating expenses	10,977	16,212	5,235

Other income (expense), net	(1,149)	5,696	6,845

Net loss	$(12,126)	$(10,516)	$1,610

Research and development

Research and development expenses increased $4.6 million from $6.6 million for the year ended December 31, 2013 to $11.2 million for the year ended December 31, 2014. The following table summarizes our research and development expenses, for the years ended December 31, 2013 and December 31, 2014, as well as the changes to those items in dollars:

	Year ended December 31,
(in thousands)	2013	2014	$ Change

Employee compensation	$1,720	$3,727	$2,007
Lab consumables	2,790	2,885	95
External research and development	184	1,988	1,804
Consulting research	865	938	73
Facility	739	1,170	431
Other research	297	535	238

Total research and development expenses	$6,595	$11,243	$4,648

The increase in research and development expenses was primarily attributable to the following:

•
$2.0 million for increased costs related to employee compensation due to increased headcount;

•
$2.0 million for increased costs for lab consumables and external research and development; and

•
$0.4 million for increased facility expenses including rent and utilities expenses, depreciation, and maintenance costs.

General and administrative

General and administrative expenses increased $0.6 million from $4.4 million for the year ended December 31, 2013 to $5.0 million for the year ended December 31, 2014. The increase in general and administrative expense was primarily attributable to the following:

•
$1.2 million for increased employee compensation costs due to increased headcount;

•
partially offset by a decrease of $0.1 million in facility expenses, including rent and utilities expenses, depreciation, and maintenance costs; and

•
partially offset by a decrease of $0.6 million in costs attributable to corporate and intellectual property-related legal activities and other professional consulting fees as we replaced certain outside consultants with full time employees.

Other income (expense), net

Other income (expense), net, changed from a net expense of $1.1 million for the year ended December 31, 2013 to net income of $5.7 million for the year ended December 31, 2014. This change was primarily related to the mark to market adjustments recorded on our Series A preferred stock Tranche Right liability during the year ended December 31, 2014.

Liquidity and capital resources

Sources of liquidity

We have funded our operations primarily through proceeds from private placements of our convertible preferred stock of $103.0 million. As of June 30, 2015, we had cash and cash equivalents of $61.1 million.

Between February 2013 and April 2015, we sold a total of 47,000,000 Series A convertible preferred stock at a purchase price of $1.00 per share for gross proceeds of $47.0 million.

In April 2015, we sold 24,778,761 shares of Series B convertible preferred stock at a price of $2.26 per share for gross proceeds of $56.0 million.

Plan of operation and future funding requirements

Our plan of operation is to continue implementing our business strategy, continue the research and development of JTX-2011, continue to expand our research pipeline and our internal research and development capabilities, including the enhancement of our Translational Science Platform.

We plan to increase our research and development expenses for the foreseeable future as we continue to advance JTX-2011 and our discovery programs and continue to enhance our Translational Science Platform. At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of our programs and product candidate, we cannot reasonably estimate the costs we will incur and the timelines that will be required to complete development, obtain marketing approval, and commercialize our products, if and when approved. For the same reasons, we are also unable to predict when, if ever, we will generate revenue from product sales or whether, or when, if ever, we may achieve profitability. Clinical and preclinical development timelines, the probability of success, and development costs can differ materially from expectations. In addition, we cannot forecast which products, if and when approved, may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Due to our significant research and development expenditures, we have generated substantial operating losses in each period since inception. We have incurred an accumulated deficit of $40.6 million through June 30, 2015. We expect to incur substantial additional losses in the future as we expand our research and development activities. Based on our research and development plans, we expect that the net proceeds from this offering, together with our existing cash, will enable us to fund our operating expenses and capital expenditure requirements for at least                        . However, we have based this estimate on

assumptions that may prove to be incorrect and we could exhaust our capital resources sooner than we expect.

The timing and amount of our operating expenditures will depend largely on:

•
the timing and progress of preclinical and clinical development activities;

•
the cost to access, acquire, or make therapies to study in combination with our immunotherapies;

•
successful enrollment in and completion of clinical trials;

•
the cost to develop companion diagnostics as needed for each of our development programs;

•
our ability to establish agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if our product candidate is approved;

•
the costs associated with the development of any additional product candidates we acquire through third-party collaborations or identify through our Translational Science Platform;

•
our ability to maintain our current research and development programs and enhancement of our Translational Science Platform;

•
addition and retention of key research and development personnel;

•
our efforts to enhance operational, financial and information management systems and hire additional personnel, including personnel to support development of our product candidates;

•
the costs involved in prosecuting patent applications and enforcing patent claims and other intellectual property claims;

•
the costs and ongoing investments to in-license or acquire additional technologies, including the in-license of intellectual property related to our potential product candidate, the effectiveness of which is subject to certain conditions; and

•
the terms and timing of any collaboration, license or other arrangement, including the terms and timing of any milestone payments thereunder.

A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

In addition to the variables described above, if and when any of our product candidates successfully complete development, we will incur substantial additional costs associated with regulatory filings, marketing approval, post marketing requirements, maintaining our intellectual property rights, and regulatory protection, in addition to other costs. We cannot reasonably estimate these costs at this time.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity or debt financings and collaboration arrangements. We currently have no credit facility or committed sources of capital. To the extent that we raise additional capital through the future sale of equity or debt, the ownership interests of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. If we raise additional funds through the issuance of debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all. If we raise additional funds through collaboration arrangements in the future, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Historical cash flows

The following table provides information regarding our cash flows for the years ended December 31, 2013 and 2014, as well as the six months ended June 30, 2014 and 2015:

	Year ended December 31,		Six months ended June 30,
(in thousands)	2013	2014	2014	2015

Net cash provided by (used in):
Operating activities	$(6,920)	$(14,909)	$(7,123)	$(11,217)
Investing activities	(5,309)	(709)	(448)	(888)
Financing activities	15,003	15,006	7,510	70,833

Net increase (decrease) in cash and cash equivalents	$2,774	$(612)	$(61)	$58,728

Cash used in operating activities

The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital, which are primarily the result of increased research and development costs.

Net cash used in operating activities for the year ended December 31, 2014 was $14.9 million, compared to $6.9 million during the year ended December 31, 2013. The increase of $8.0 million of cash used in operating activities was primarily attributable to increases in net loss of $5.0 million, when adjusted for the non-cash impact of the fair value remeasurement of the Tranche Rights and the cash flow provided by the lease incentive benefit of $2.8 million for the year ended December 31, 2013.

Net cash used in operating activities for the six months ended June 30, 2015 was $11.2 million, compared to $7.1 million during the six months ended June 30, 2014. The increase of $4.1 million of cash used in operating activities was primarily attributable to the increase in net loss of approximately $5.5 million, offset by adjustments for non-cash charges.

Cash used in investing activities

Net cash used in investing activities for the year ended December 31, 2014 was $0.7 million, compared to $5.3 million during the year ended December 31, 2013. The decrease of $4.6 million of cash used in investing activities was primary attributable to increased purchases of fixed assets during the year ended December 31, 2013, including leasehold improvements of approximately $3.3 million.

Net cash used in investing activities for the six months ended June 30, 2015 was $0.9 million compared to $0.4 million during the six months June 30, 2014. The increase of $0.4 million of cash used in investing activities was primarily attributable to purchases of lab equipment and construction in progress related to leasehold improvements.

Cash provided by financing activities

Net cash provided by financing activities in the years ended December 31, 2013 and 2014 was primarily attributable to net proceeds of $14.6 million and $15.0 million, respectively, received from the issuance of Series A preferred stock.

Net cash provided by financing activities for the six months ended June 30, 2015 was $70.8 million, compared to $7.5 million during the six months ended June 30, 2014. The increase of $63.3 million in cash provided by financing activities was primarily attributable to the sale of Series B convertible preferred stock for net proceeds of approximately $55.8 million in April 2015, as well as the closing of the final two Series A preferred stock financing tranches with net proceeds of $15.0 million.

Off-balance sheet arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable Securities and Exchange Commission rules.

Contractual obligations

Our contractual obligations as of December 31, 2014 were as follows:

(in thousands)	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 years

Operating lease obligations(1)	$4,052	$1,020	$3,032	$—	$—

(1)    Represents future minimum lease payments under our non-cancellable operating office and lab space lease as of December 31, 2014.

In addition to the operating lease obligation disclosed above, in March 2015, we entered into a three-year sublease agreement to lease additional lab and office facilities at the same location as our corporate headquarters. Under the lease, we were required to provide the landlord with a $0.2 million deposit, of which $0.1 million is non-refundable at the end of the lease term provided that the lease is not terminated before it expires. The $0.1 million was recorded as prepaid rent at inception of the lease and is being recognized through rent expense over the term of the lease. The minimum aggregate lease payments are $0.4 million, $0.8 million, $0.8 million and $0.2 million for the years 2015, 2016, 2017, and 2018, respectively.

We have also entered into license and collaboration agreements with various third parties, both of which are in the normal course of business. We have not included these future payments in the table of contractual obligations above since the contracts are cancelable at any time by us, generally upon 30 to 90 days prior written notice. The payment obligations under these license and collaboration agreements, as of December 31, 2014, are contingent upon future events such as our achievement of specified development, regulatory, and commercial milestones, or royalties on net product sales. As of December 31, 2014, the aggregate maximum amount of milestone payments we could be required to make under our then-existing license and collaboration agreements is $5.0 million and $12.5 million per product, respectively. As of June 30, 2015, we were unable to estimate the timing or likelihood of achieving these milestones or generating future product sales. See Note 11 of the audited financial statements for the years ended December 31, 2013 and 2014.

JOBS Act

As an "emerging growth company," the JOBS Act allows us to delay adoption of new or revised accounting standards applicable to public companies until such standards are made applicable to private companies. However, we have irrevocably elected not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Quantitative and qualitative disclosures about market risk

We are exposed to market risk related to changes in interest rates. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are in the form of a money market fund, which is primarily invested in short-term U.S. Treasury obligations.

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with foreign vendors that are located in Europe. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015.

Business

Overview

We are an immunotherapy company dedicated to transforming the treatment of cancer by developing therapies that enable the immune system to attack tumors and provide long-lasting benefits to patients. Through the use of our Translational Science Platform, we prioritize targets and identify related biomarkers designed to match the right therapy to the right patients, and our current efforts are focused on the treatment of solid tumors. We believe that our enriched-enrollment clinical trial designs will also lead to shortened development timelines. Our strategy addresses T cells and other cells beyond T cells in the tumor microenvironment, potentially allowing us to fully exploit the promise of immunotherapy in cancer.

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Targeting T cells:    Our lead product candidate, JTX-2011, is a monoclonal antibody that binds to and activates ICOS, a protein on the surface of certain T cells commonly found in many solid tumors. Our preclinical data demonstrates that by binding to and activating ICOS, JTX-2011 stimulates a significant T cell immune response against solid tumors, and we expect to submit our Investigational New Drug Application, or IND, for JTX-2011 to the Food and Drug Administration, or FDA, by                           . We believe JTX-2011 has the potential to act as both a single agent and in combination with other therapies to offer treatment alternatives to patients who otherwise lack an effective response to existing therapies.

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Beyond T cells:    We are discovering and developing immunotherapies beyond T cell-directed therapeutic approaches and are systematically and comprehensively interrogating cell types within the human tumor microenvironment, or TME, including immune cells and stromal cells. We have a pipeline of early discovery programs that target different cell types within tumors, including immunosuppressive macrophages that create a pro-tumor environment. We believe therapies targeting these macrophages, as well as stromal cells, could complement existing T cell approaches and benefit many patients who do not respond to existing T cell-directed immunotherapies.

Immunotherapies are increasingly recognized as a critical component of cancer therapy and are beginning to fundamentally change the paradigm for treating patients. Fewer than half of all cancer patients respond to single agent immunotherapies in part because of a general lack of predictive biomarkers to identify responsive patient populations. Combination therapies are beginning to yield greater responses than single agent therapies, yet there is still significant unmet medical need among large patient populations across most solid tumor indications.

Our Translational Science Platform utilizes a suite of integrated technologies to comprehensively profile the cellular and molecular characteristics within thousands of human solid tumors, providing critical information about the TME that we believe will allow us to identify and guide new immunotherapies more efficiently through development. We utilize a systematic approach to match targets to defined patient populations that we believe are more likely to benefit from these therapies. Building on our biomarker-driven strategy, we aim to establish companion diagnostics for each of our products to identify the right patients for treatment with our products.

Our JTX-2011 preclinical program has shown anti-tumor effects both as a single agent and in combination with existing immunotherapies such as anti-PD-1 antibodies. Using our Translational Science Platform, we have identified cancer indications that display high percentages of ICOS-expressing T cells and ICOS-related biomarkers within the tumors. Based on this, we have prioritized non-small cell lung cancer, or NSCLC, and head and neck squamous cell cancer, or HNSCC, for evaluation in our upcoming JTX-2011 single agent trials. We expect that individual patient tumors from the selected indications will be evaluated during clinical trial enrollment for ICOS and related biomarkers so that we can enrich our trials with patients that may be more likely to respond to JTX-2011. Because existing immunotherapies such as anti-PD-1/anti-PD-L1 antibodies may induce ICOS upregulation on T cells, we believe that in a combination setting, JTX-2011 will exert anti-tumor activity in a broader group of indications and thus provide benefit to a greater number of patients.

The majority of immunotherapy discovery and development efforts have focused on T cell targeted therapies which have provided long-lasting benefits to some patients, but significant unmet medical need remains. As such, we have focused our early discovery efforts on interrogating other cell types, which we refer to as "beyond T cells." We believe our approach will identify novel immunotherapies that engage different elements of the immune system and stroma and can address the broader unmet medical need across solid tumor indications. Our discovery pipeline consists of multiple programs, including several that target immunosuppressive macrophages, which are highly prevalent in many solid tumor types. We believe that targeting these cells may create options for patients who are less likely to respond to current therapies, as well as enhance responses in patients who have had limited response to current immunotherapies.

We have assembled a highly experienced team of experts in immunotherapy to help us leverage our Translational Science Platform to drive the development of our early discovery programs and JTX-2011. Our chief executive officer, Dr. Richard Murray, and our chief scientific officer, Dr. Deborah Law, each have successful track records discovering, developing, and commercializing drugs across a range of therapeutic areas including immunotherapy, and have played leadership roles from the preclinical stages through the BLA approval of the product Keytruda. Two of our founders, Dr. James Allison and Dr. Padmanee Sharma of the University of Texas MD Anderson Cancer Center, were initially responsible for the translational science behind ICOS. Dr. James Allison played a fundamental role in ushering in the era of checkpoint therapy in general, and was recently awarded the Lasker prize in medicine. Dr. Thomas Gajewski of the University of Chicago, Dr. Drew Pardoll of Johns Hopkins University, and Dr. Louis Weiner of Georgetown University, our founders, and Dr. Robert Schreiber of Washington University School of Medicine also serve as advisors to the company.

Immuno-oncology background

Cancer is a broad group of diseases in which normal cells are transformed into a state of rapid and uncontrolled cell growth, forming tumors. Cancer typically originates from a particular tissue in the body, such as the lung or skin, and often spreads, or metastasizes, as the disease progresses. Tumors are comprised of multiple cell types, all present to varying degrees, including cancerous cells, immune cells, and stromal cell types that collectively form the TME. The composition of the TME dictates the aggressiveness of a particular cancer, its susceptibility to treatment, and ultimately the fate of the patient.

The immune cells within the TME are now the subject of significant drug development activity. The immune system contains many different cells types that fall into two general categories, innate and adaptive. The innate immune system is a first line, ubiquitous defense aimed at combating elements which the body views as foreign. After the innate immune system is activated, its cells help to trigger an adaptive immune response that is specific to a particular antigen. The adaptive immune system is flexible and can evolve to combat multiple antigens. Importantly, it has the capacity for immune memory, or the ability of the immune system to be recalled into action if the same foreign material is reintroduced into the body in the future. The innate and adaptive components of the immune system are both essential for a productive immune response. A collection of innate and adaptive immune cell types are shown in Figure 1 below.

Figure 1: Illustration of Innate and Adaptive Immune Cell Types

Historically, cancer treatments have focused on either killing or arresting the proliferation of the tumor cells themselves. However, fundamental work pioneered by one of our founders, Dr. James Allison, led to the discovery of immune cell checkpoint therapy. Checkpoints are key immune cell mechanisms that function as either positive or negative steps to fine tune and control the immune response. In the cancer setting, tumor cells have developed strategies for hijacking these immune checkpoints, preventing an immune response to the cancer and allowing the tumor cells to proliferate without any natural interference. Checkpoint immunotherapies have been developed to overcome this by either enhancing immune cell activation (stepping on the gas of the immune system) or blocking immune cell inhibition (releasing the brakes on the immune system) resulting in an amplification of the anti-tumor immune response. The activation of the immune cells within a tumor leads to an anti-cancer attack and can result in a long-lasting effect as some of the immune cells become memory cells that remain primed to stimulate a response to future cancer cells.

Two single-agent immunotherapies that target the receptor PD-1 on certain T cells, pembrolizumab, marketed as Keytruda, and nivolumab, marketed as Opdivo, have been approved in melanoma and NSCLC, and have shown clinical promise in a number of other tumor types. The recent approval of Keytruda in a PD-L1 biomarker-high subgroup of NSCLC patients validates our proposed biomarker-driven approach. An additional single-agent immunotherapy, ipilimumab, or Yervoy, that targets a different protein receptor on certain T cells, has also been approved for melanoma and is undergoing additional clinical trials.

Combination therapy aimed at multiple targets has now become an important element of immunotherapy development, with the goal of creating even better long-lasting responses. For example, Opdivo plus Yervoy was recently approved as the first combination immunotherapy for use in a subpopulation of patients with melanoma.

The promise of long-lasting benefit to cancer patients has led to heightened enthusiasm for these types of immunotherapy products and a further expansion of the market opportunity. The overall market for immunotherapy has expanded significantly over the past five years, with current estimates for the 2020 market size ranging from $25 to $59 billion across solid and blood-based tumors.

In addition, current immunotherapies, such as the anti-PD-1 inhibitors, are only directed at T cells and are generally beneficial for cancer patients whose tumors are infiltrated with this cell type. However, many solid tumors lack high T cell infiltration in the TME yet possess other immune cell types, which could be the basis of more effective treatments for those patients.

The pattern of immune cell infiltration varies across solid tumors. Initial immunotherapy approaches did not take into account the immune cell composition of the tumor, and therefore treatments were not matched to defined patient populations, leading to response rates in a minority of patients. We believe it is important to identify tumors with certain immune cell characteristics, defined by biomarkers, to best predict which patients are most likely to benefit from a given therapy. Our Translational Science Platform has the potential to allow us to conduct a broad, systematic characterization of the different patterns of cell types within a range of solid tumor indications. We believe our platform enables identification of targets and related biomarkers linked to specific immune cell types that will allow us to enroll patients in our clinical trials that may be more likely to respond to our new therapies.

Challenges in immuno-oncology

Despite the enthusiasm surrounding immunotherapies and the benefit certain cancer patients have experienced in recent years, substantial challenges remain to maximize the impact of immunotherapy in cancer. To date, identifying the most appropriate indications and most responsive patient populations for a particular immunotherapy has presented significant challenges, including the following:

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Established immunotherapies are only effective in a minority of patients.

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The current approach to immunotherapy target prioritization is not systematic and does not leverage a complete understanding of the TME to best identify high value-targets.

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The current emphasis on T cell-directed immunotherapy targets does not harness the entire spectrum of potential immune cell targets leaving fewer therapeutic options for patients whose tumors are poorly infiltrated with T cells.

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Predictive biomarkers are not uniformly used to proactively select responsive patient populations, which drives longer development timelines with higher associated costs.

Our differentiated approach to solving the challenges of immuno-oncology

Jounce was founded on the principle that an in-depth understanding and profiling of the immune system within human tumors can significantly enhance and expedite the development of impactful immunotherapies. Our multifaceted approach to profiling tumors yields a comprehensive understanding of the TME allowing us to efficiently prioritize promising cancer targets and related biomarkers. We believe our efforts match the right therapy to the right patients, enabling an enriched-enrollment clinical trial design, which may result in shorter development timelines with lower-associated costs. More specifically:

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Our Translational Science Platform allows us to comprehensively interrogate the TME.  Our Translational Science Platform utilizes a suite of integrated technologies to comprehensively characterize the TME. We analyze thousands of human solid tumors, which provides critical information that we believe will allow us to guide immunotherapies more efficiently through development. Critical components of our approach include:

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  Proprietary bioinformatics to interrogate large tumor RNA data sets. This allows us to create and distill critical information such as gene signatures and related expression patterns across multiple solid tumor types and to correlate them to the specific cell types within the TME.

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  Multi-parametric immunohistochemistry, or IHC, to evaluate the level of specific proteins in tumor cells and healthy tissues.

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  Isolation and characterization of the specific immune system components of tumors.

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  Tumor histoculture to provide early evidence and proof of concept of our therapeutic programs in human tumor samples using in vivo-like analysis of potential therapies using patient tumor cells.

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Our ability to extensively exploit and evaluate cells within the TME allows us to prioritize targets and develop new immunotherapies. We systematically evaluate both adaptive and innate immune cells and stromal cells within the TME to prioritize targets that go beyond T cell-directed approaches. Our early discovery efforts are focused on programs targeting immunosuppressive macrophages, which are highly prevalent in many solid tumor types. We believe that targeting these cells may enable the development of therapeutic alternatives for patients who are less likely to respond to current therapies, as well as enhance responses in patients who have had limited response to current immunotherapies.

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Our Translational Science Platform allows us to identify potential predictive biomarkers to match the right therapy to the right patient.  Despite the promise of newly approved agents in immunotherapy, only a minority of patients respond. Biomarkers and companion diagnostics are not uniformly used to identify responsive patient populations. Using our Translational Science Platform, we prioritize indications based on the levels of specific biomarkers that we have identified as relevant within the applicable tumor. For example, in our JTX-2011 program we identified and prioritized the cancer indications to study in our initial clinical trials based on the levels of ICOS-expressing T cells and ICOS-related biomarkers present within tumors. Individual patient tumors from the selected indications will be evaluated during clinical trial enrollment for the same ICOS and related biomarkers so that we can enrich our trials with patients that may be more likely to respond to JTX-2011. Building on our biomarker-driven strategy, we aim to establish companion diagnostics for each of our products to identify the right patients for treatment with our products.

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Potential for shorter development timelines and lower associated costs.  We believe that our Translational Science Platform will enable us to identify optimal immune cell targets, as well as enrich patient populations most likely to respond to our therapies. Unlike most current immunotherapy approaches that involve significant time and costs associated with achieving effective response rates, we believe that our approach will yield a more efficient overall development process.

Our strategy

Our goal is to bring the right immunotherapies to the right patients to provide a long-lasting benefit that ultimately changes the patient's life. To achieve our goal, we are:

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Aggressively developing our lead product candidate JTX-2011 both as a single agent and in combination with approved therapies.  We expect to submit our IND for JTX-2011 to the FDA by              and to initiate our Phase I clinical trial in select cancer types, including NSCLC and HNSCC in                  . We used our Translational Science Platform to identify the target cancer indications for this clinical trial.

  During clinical trial enrollment, we will assess, on a patient-by-patient basis, the levels of ICOS and related biomarkers to enrich for patients we believe may be more likely to respond. If our biomarker-driven strategies are successful, we aim to establish a companion diagnostic. We plan to pursue development of JTX-2011 both as a single agent and in combinations with other therapies to maximize its utility and value.

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Efficiently building a broad pipeline of immunotherapies targeting defined patient populations through the use of our Translational Science Platform.  We believe our platform is an efficient and productive discovery and development engine that can identify new targets across multiple cell types with the aim of creating a portfolio of novel, targeted immunotherapies. By identifying related biomarkers to build a clinical population of patients that may be more likely to respond to JTX-2011, we believe we have the potential to shorten development timelines with lower associated costs.

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Addressing the unmet medical needs of cancer patients with tumors unresponsive to T cell-directed therapies by emphasizing our discovery efforts on other cell types within the TME.  We are looking beyond the initial immunotherapy approaches that target T cells and are systematically and comprehensively interrogating cell types within the TME, including innate immune cells, such as macrophages, and stromal cells. Therapies targeting macrophages may provide benefit to many patients who do not respond to existing T cell-directed immunotherapies by converting an immune inhibitory TME to an immune-enhancing TME. In addition, by targeting different immune cell types and mechanisms, macrophage targeted therapies may be able to combine with existing T cell approaches and provide potential benefit to a greater number of patients. Similarly, stromal cells often support tumor growth and influence immune cell function and may be an important avenue for the development of more effective cancer immunotherapies.

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Maximizing the value of our pipeline through the evaluation of strategic collaborations.  We will evaluate potential collaborations and partnerships that could maximize the value of our programs and pipeline by allowing us to leverage the resources, potential combinable therapies, and expertise of strategic collaborators or partners.

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Building the leading fully-integrated discovery-to-commercial immuno-oncology company by delivering innovative immunotherapies to cancer patients.  We believe that immunotherapy is changing the paradigm of cancer treatment. We have assembled a world-class team and have built a robust translational platform that we believe allows us to create a sustainable, novel pipeline in immunotherapy. If JTX-2011 or any future product candidate we may develop is approved, we will consider marketing them to niche markets to retain the greatest value for our shareholders. We aim to enter into partnership arrangements to benefit the greatest number of patients and maximize the commercial opportunity for certain indications and in many international markets.

Jounce's Translational Science Platform

Our Translational Science Platform utilizes a suite of integrated technologies to comprehensively profile the cellular and molecular characteristics within thousands of human solid tumors, providing critical information on the TME that we believe will allow us to identify and guide new immunotherapies more efficiently through development. We have built a broad network of relationships with academic institutions and clinicians to access human tumor samples with well documented clinical histories. Profiling of the TME is driven by robust analytics including proprietary bioinformatics, multi-parametric immunohistochemistry, isolation and characterization of components of tumors, and tumor histoculture. Our current development efforts are focused on the adaptive and innate components of the immune system. Through our

Translational Science Platform, samples are profiled for the composition of immune cells within the tumors, which is then correlated with biological and clinical information, such as patient outcomes. We select targets that may be relevant for drug discovery, and employ our suite of integrated assays and in vivo models to validate these programs. In parallel with our drug discovery efforts, such as generation of lead monoclonal antibodies, we use our Translational Science Platform to identify potential predictive biomarkers that may allow us to build a clinical population of patients that may be more likely to respond to our therapies. This approach is evident in our current pipeline of immunotherapy product candidates and highlight the following key differentiating features of our Translational Science Platform:

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Target Identification.  Using our Translational Science Platform, we identify targets and related biomarkers linked to specific cell types. By targeting both adaptive and innate immune cells, as well as stromal cells that support tumor growth, within the TME, we can focus on programs that go beyond T cell approaches and create drug candidates with the potential to benefit patients less likely to respond to current immunotherapies. We have also used our Translational Science Platform to identify several targets within the TME, including on immunosuppressive macrophages, one of the innate immune cell types. Several of these macrophage targets have been further validated and we are optimizing potential drug candidates against them.

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Indication Selection and Patient Enrichment.  Using our Translational Science Platform, we prioritize indications based on the levels of specific biomarkers that we have identified as relevant within the applicable tumor. For example, in our JTX-2011 program, we used both IHC and RNA profiling to evaluate the levels of ICOS and related biomarkers in over a thousand tumor samples. NSCLC and HNSCC were prioritized as indications that in general demonstrated higher percentages of ICOS-expressing immune cells and related biomarkers. Individual patient tumors will be evaluated during clinical trial enrollment for ICOS and related biomarkers to build a clinical population of patients that may be more likely to respond to JTX-2011.

Although immuno-oncology is leading the frontier in new cancer therapies, most of the focus to date has been on T cells. We believe there are significant opportunities to develop immunotherapies that target other cell types within the TME that could result in groundbreaking advances in cancer treatment. As new technologies arise, we plan to continually enhance our Translational Science Platform by looking for additional opportunities to expand our capabilities and deepen our understanding of the TME. Our ultimate goal is to use our Translational Science Platform to comprehensively interrogate the TME to enable us to bring the right therapies to the right patients.

Our product pipeline

We are developing a pipeline of immunotherapies that we believe will provide a meaningful and long-lasting benefit to cancer patients. We plan to develop each of these as both a single agent and in combination with other therapies. The following table depicts our current pipeline:

Program	TME Component	Cell Type	Status	Commercial Rights

JTX-2011 (ICOS)	Adaptive immune	Teffector Tregulatory	IND-enabling	Jounce
MT-1	Innate immune	Macrophage	Discovery	Jounce
Undisclosed	Innate immune	Macrophage	Discovery	Jounce
Undisclosed	Stromal	Stromal	Discovery	Jounce
Undisclosed	Adaptive immune	Teffector	Discovery	Jounce

Lead program JTX-2011: an anti-ICOS monoclonal antibody immunotherapy

Overview

Our lead product candidate, JTX-2011, is a monoclonal antibody that binds to and activates ICOS, a protein on the surface of certain T cells, which we believe will stimulate an immune response against the cancer. We are developing JTX-2011 to treat solid tumors as a single agent and in combination with other therapies. Because existing immunotherapies such as anti-PD-1/anti-PD-L1 antibodies may induce ICOS upregulation on T cells, we believe that in a combination setting, JTX-2011 will exert anti-tumor activity in a broader group of indications and thus provide benefit to a greater number of patients. We also believe that some patients whose tumors are unresponsive to existing agents may have high levels of ICOS and be responsive to JTX-2011 as a single agent. JTX-2011 is in the late stages of preclinical development and we expect to submit our IND to the FDA by              . We plan to initiate our multi-arm Phase I clinical trial in              if our IND is accepted. We expect to include patients with NSCLC and HNSCC in single agent therapy and with NSCLC, HNSCC, triple-negative breast cancer, or TNBC, melanoma, and stomach cancer in combination therapy.

ICOS, the Inducible T cell CO-Stimulator, is the target of JTX-2011. ICOS is a member of the CD28 family of cell surface proteins, a family that includes PD-1, the target of Keytruda and Opdivo, and CTLA-4, the target of Yervoy. ICOS is upregulated on T effector cells when they become activated, such as following recognition of a tumor antigen, and the resulting signaling through ICOS works to amplify an immune response. ICOS is therefore viewed as an activating receptor on T cells and, as such, agents that can stimulate ICOS would be anticipated to show anti-tumor activity.

The potential importance of ICOS in the tumor setting is supported by key clinical observations. In human studies aimed at understanding changes in the immune system following exposure to an immunotherapy drug, ICOS was the protein showing the most significant change. In melanoma patients, the observed upregulation of ICOS and its prolonged expression on the surface of CD4+ T cells was associated with response to the dosed drug. This data led to the concept that ICOS stimulatory activity on T cells was beneficial in treating solid tumors. We believe this type of clinically-derived information serves as an important factor in distinguishing and prioritizing targets suitable for immunotherapy development.

We believe our JTX-2011 antibody has a dual mechanism of action that serves to amplify an immune response in T effector cells, or "good" T cells, while preferentially reducing the number of T regulatory cells, or "bad" T cells, within a tumor. Our preclinical data demonstrates that JTX-2011 acts as an agonist to stimulate primed ICOS-expressing CD4+ T effector cells to provide an amplification of the desired anti-tumor immune response. In addition, our preclinical data also suggests that JTX-2011 can reduce the number of T regulatory cells to further enhance an anti-tumor immune response by removing cells that naturally act to dampen and control immune responses. This preferential reduction of T regulatory cells has been observed in both in vitro assays using human T cells as well as in mouse tumor models. In the in vitro assays, JTX-2011 depletes human T regulatory cells but not T effector cells. Similarly, in the mouse models, there is a reduction in the number of T regulatory cells, specifically within the tumor, but no reduction in the number of T effector cells or other cells are observed. Additional data from preclinical studies using mouse tumor models supports the use of JTX-2011 both as a single agent and in combination with other therapies.

Clinical indication selection and study plans for JTX-2011

Preclinical evidence supports the view that tumors infiltrated with CD4+ T effector cells expressing ICOS are the best tumor candidates for JTX-2011. Based on this information, we believe that it is important to use our biomarkers to enroll patients in our clinical trials who are potentially more likely to respond to JTX-2011. This may allow for a more focused program with the potential to more rapidly and more efficiently develop JTX-2011. Implementation of our Translational Science Platform early in the ICOS program enabled the identification and development of ICOS-related biomarker assays, including an ICOS gene signature assay that is designed to determine RNA levels of related biomarkers and an IHC assay that is designed to detect ICOS protein.

For example, in our IHC assay, over a thousand tumor samples were evaluated (approximately one hundred tumors were analyzed per indication with the exception of melanoma, for which approximately fifty tumors were analyzed). Using the IHC assay, the level of ICOS protein expression can be classified by a 0, 1+, 2+, 3+ scoring system that indicates increasing percentages of ICOS-expressing cells within the tumor sample. A spectrum of ICOS expression could be seen across individual samples within a given indication. This has allowed us to prioritize certain indications with higher percentages of ICOS-expressing immune cells, including NSCLC and HNSCC, as illustrated in Figures 2A and 2B below. These two indications were also prioritized based on RNA profiling of several thousand additional tumor samples. We expect that our biomarker assays will be performed at central laboratories to allow us to efficiently focus our clinical trials on patients that may be more likely to respond to JTX-2011, which would correspond to patients with tumors with higher ICOS levels, as exemplified by the boxed samples in Figure 2B. Building on our biomarker-driven strategy, we aim to establish companion diagnostics for each of our products to identify the right patients for treatment with our products. Our ability to prioritize indications by determining ICOS protein expression levels is shown in Figures 2A and 2B below.

Figure 2A: Distribution of ICOS Expression Across Multiple Human Tumor Indications

Figure 2B: Distribution of ICOS Expression in Selected Indications in Human Tumor Samples

Phase I clinical plan for JTX-2011

Our planned Phase I clinical study is an adaptive design, four-part study, which we refer to as Parts A, B, C, and D.

Monotherapy setting (Parts A and C)

For monotherapy, we expect to conduct an initial dose escalation safety study (Part A) before expanding to larger patient cohorts (Part C) in specific indications highlighted by our Translational Science Platform, namely NSCLC and HNSCC. We plan to evaluate tumor specimens for our ICOS-related biomarkers on a patient-by-patient basis to allow us to build a clinical population of patients so that we can test JTX-2011 in patients that may be more likely to respond. We also plan to include a cohort of PD-1 failures (refractory patients who are not responding to therapy) in the expansion cohorts to allow for the testing of JTX-2011 in the PD-1-refractory patient setting.

The rationale for assessing JTX-2011 in PD-1-refractory patients is based on data from our Translational Science Platform that indicates that PD-L1 expression, believed to be a biomarker of response to anti-PD-1 antibody treatment, does not completely correlate with ICOS expression in tumors. Thus we believe that a proportion of PD-1-refractory patients have high levels of ICOS and therefore could be responsive to JTX-2011.

Combination with other therapies (Parts B and D)

In the Phase I clinical study, we also plan to evaluate JTX-2011 initially in combination with an anti-PD-1/anti-PD-L1 antibody, a combination supported by our preclinical tumor model data. These studies will occur in parallel with the single agent efforts once initial safety has been established. As with monotherapy, we plan to conduct an initial dose escalation safety study (Part B) followed by expansion into larger patient cohorts (Part D). We plan to focus the combination setting expansion cohorts on patients with tumor types known to have a reasonable level of T cell infiltration, as well as a reasonable level of ICOS as determined by our Translational Science Platform. These tumor types include HNSCC, NSCLC, TNBC, melanoma, and stomach cancer. Studies have shown that ICOS is upregulated following treatment with anti-PD-1/anti-PD-L1 antibodies, and therefore we plan to assess tumor specimens for ICOS-related biomarkers for informational purposes in our first combination trial.

The ability of agents, including anti-PD-1/anti-PD-L1 and anti-CTLA-4 antibodies, and cancer vaccines such as GVAX, PROSTVAC, and Mammaglobin-A, to induce ICOS upregulation on T cells highlights the potential combinability of JTX-2011 with these immune therapies. We envision this inducible nature of ICOS to be a cornerstone of our strategy in combination studies.

Evaluation of JTX-2011 in preclinical tumor models

ICOS-targeted monotherapy efficacy

In addition to binding to human ICOS in vitro, JTX-2011 also demonstrated binding to and co-stimulation of mouse, rat, and monkey ICOS allowing us to assess our antibody broadly in preclinical settings, including mouse tumor models. The mouse studies used a version of JTX-2011, or mouse JTX-2011, that has exactly the same binding regions as JTX-2011 but with a mouse constant region rather than a human constant region. This antibody was used in order to minimize any immunogenicity caused by administering an antibody with a human constant region to fully immune competent mice. Mouse JTX-2011 showed significant anti-tumor activity as a single agent in multiple mouse tumor models as illustrated in Figure 3 below. Seven of the ten mice implanted with Sa1/N tumors, and six of the ten mice implanted with B16-SIY tumors, were cured by treatment with mouse JTX-2011.

Figure 3: Mouse JTX-2011 Anti-Tumor Activity as a Single Agent in Tumor Models

Long-term immunity effect

In addition, mouse JTX-2011 showed a long-lasting anti-tumor activity in a tumor re-challenge model. In this model, mice were implanted with Sa1/N tumors and when the tumors had reached a tumor size of 150mm3, mouse JTX-2011 was administered at a low (0.25mg/kg) single or double dose. The seven mice that showed complete tumor regression, and thus were cured for purposes of the study, were rested for 10 weeks and then re-challenged with the same tumor without additional mouse JTX-2011 treatment. In contrast to control animals, no tumor growth was observed in the mice that had previously shown complete tumor regression with JTX-2011 (as shown in Figure 4 below). These data demonstrate that mice previously cured of tumors through treatment with mouse JTX-2011 rejected subsequent assault by the same tumor cells.

Figure 4: Anti-ICOS Tumor Reduction and Long-term Immunity in Mice

Enhanced efficacy in combination

For combination approaches, data from preclinical mouse models support the proposed initial clinical combination of JTX-2011 with an anti-PD-1/anti-PD-L1 antibody. As demonstrated in Figure 5 below, an anti-ICOS antibody, the parental antibody of JTX-2011, was combined with anti-PD-1 antibody. In this model, mice bearing CT26 tumors were treated with either an anti-ICOS or an anti-PD-1 antibody as a single agent or in combination with antibodies being dosed on days 3, 6, 9, and 12 after tumor inoculation. The greatest anti-tumor activity was observed when these antibodies were used in combination, and this activity was significantly enhanced compared to either antibody alone. Eighty percent of the animals treated with the combination of anti-PD-1 and anti-ICOS showed complete tumor regression.

Figure 5: Greater Anti-Tumor Activity with the Combination of Anti-ICOS Plus Anti-PD-1

Preclinical safety studies

JTX-2011 recognizes and activates ICOS across multiple species, including rats and monkeys, which therefore are considered appropriate species to test the safety of JTX-2011. The potential toxicity and toxicokinetics of JTX-2011 were evaluated in a pilot non-GLP toxicology study conducted in cynomolgus monkeys. In this study, JTX-2011 was administered by a one-hour intravenous infusion at doses of 0.5, 5, or 75 mg/kg on days 1 and 8 and animals were terminated at day 10. All animals survived to the scheduled end of the study, and JTX-2011 was clinically well tolerated at all dose levels. With the exception of injection site changes commonly seen with antibodies and not considered to be an adverse event, there were no changes considered related to JTX-2011 in any of the evaluated safety parameters including macroscopic and microscopic evaluation of organs, assessment of various immune subsets in peripheral blood, and evaluation of cytokines in serum samples.

Beyond T cell discovery programs

We believe that the ability to target different cell types in the TME, such as innate immune cells and stromal cells, may allow us to 1) pursue tumor types not currently served by therapies which target adaptive immune cells, as well as 2) potentially convert the TME from an immunosuppressive environment to an immune-activating environment. We believe our differentiated approach to understanding and comprehensively interrogating cell types of the TME positions us to fully exploit the promise of immunotherapy in cancer. Our current discovery efforts are focused on macrophages, an innate immune cell, where there is evidence of the relationship of immunosuppressive macrophages to poor patient prognosis.

Targeting the adaptive immune system: A proven approach benefitting a subset of patients

Most first generation immunotherapy treatments have focused on the adaptive arm of the immune system, targeting T cells either to "release the brakes" on the immune system through the blocking of inhibitory receptors on T cell checkpoints (such as PD-1 and CTLA-4) or to "step on the gas" activating receptors on

T cells, such as our anti-ICOS program JTX-2011. This approach has successfully led to the approved medicines Yervoy, Keytruda and Opdivo. However, only a minority of patients respond to these treatments. We believe there are multiple factors that contribute to the lack of response, such as insufficient numbers of T cells in the tumors. Other cell types, particularly those associated with the innate arm of the immune system such as macrophages, may also contribute to a diminished immune response.

Our assessment of the immune cell profile of many tumors through our Translational Science Platform suggests that tumors can be broadly categorized into the four categories described below:

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Highly infiltrated by adaptive immune cells: T effector cell high and immunosuppressive macrophage low. T cell-directed immunotherapies such as anti-PD-1/anti-PD-L1 antibodies appear to induce responses in this type of TME.

2.
Highly infiltrated by both adaptive and innate immune cells: T effector cell high and immunosuppressive macrophage cell high. T cell-directed immunotherapies such as anti-PD-1/anti-PD-L1 antibodies appear to induce responses in this type of TME and may derive additional benefit from suppressive macrophage-directed therapies.

3.
Highly infiltrated by innate immune cells: T effector cell low and immunosuppressive macrophage high. Therapeutic responses of T cell-directed therapies are less prevalent, therefore an agent that targets macrophages, and is capable of converting the immunosuppressive TME, to an immune active TME could enable T cell-directed immunotherapies to work.

4.
Poorly infiltrated: T effector cell low and immunosuppressive macrophage low. A tumor type that may require additional approaches targeting other cell types within the TME such as stromal cells.

We believe that there is an increasing unmet medical need moving from category 1 to 4.

Figure 6: Characterization of Human Tumors by Immune Profile

Recently approved anti-PD-1 immunotherapies tend to be most effective in targeting highly T cell infiltrated tumors. As demonstrated through our Translational Science Platform, we used RNA profiling to assess the immune composition of approximately 300 melanoma patient samples to correlate patient outcome with key aspects of immune cell infiltrate of the TME. As shown in Figure 7 below, patients with tumors high in T effector cells and low in macrophages (tumor category 1 above) had the best outcome and, in contrast, those patients with tumors high in macrophages and low in T effector cells (tumor category 3 above) had the worst outcome. We believe that targeting immune cells beyond T cells presents a compelling opportunity to engage key immune cell targets to elicit anti-tumor effects and may have a meaningful impact on patients' lives. With evidence of the relationship of immunosuppressive macrophages to poor patient prognosis, we have prioritized our initial discovery efforts on developing novel immunotherapy agents targeting this innate immune cell type.

Figure 7: Survival Outcome in Melanoma Patients Associated with Types of Immune Cell within Tumors

Targeting the cells of the TME: a potential to expand the utility of cancer immunotherapies

Our Translational Science Platform enables us to take an unbiased, bioinformatics-based approach to focus in on a particular cell type within a large number of human tumor samples. In so doing, we can use our Translational Science Platform as a discovery engine to identify potential targets on specific cell subsets within a tumor. Using this approach, we identified targets on the immunosuppressive M2 macrophages that, when treated with specific monoclonal antibodies, may be able to influence the composition of macrophages within the TME, converting them from immune suppressing M2 to immune-enhancing, or M1, macrophages. We believe that by targeting these innate immune cells we may be able to 1) pursue tumor types not currently served by therapies which target adaptive immune cells, as well as 2) potentially convert the TME from an immunosuppressive environment to an immune-enhancing environment.

To explore these cell types and identify targets, a proprietary gene signature specific for macrophages within human tumors was generated. We then used the macrophage RNA signature to identify other expressed sequences from tumors that correlated highly with the signature (i.e., indistinguishable from the signature based on a correlation value). We then evaluated those sequences for predicted protein structures that would be on the cell surface, and therefore amenable to monoclonal antibody targeting, and that also contained protein motifs suggestive of potential involvement in inhibitory/immunosuppressive signaling to the macrophage. This discovery paradigm, illustrated in Figure 8 below, resulted in the prioritization of ten molecules to pursue as potential macrophage immunotherapy targets.

Figure 8: Use of Translational Science Platform to Identify Potential Targets Capable of Converting Immunosuppressive Macrophages to Immune-Enhancing Macrophages

We have analyzed these targets and have identified a novel, previously unrecognized protein-to-protein binding interaction between two of the targets, Macrophage Target-1, or MT-1, and Macrophage Target Binding Partner-1, or MTBP-1. Monoclonal antibodies have been created to both targets and classified into different functional property categories. For MT-1, the antibodies fall within certain functional categories that are defined by mapping the regions on the target to which the antibodies bind.

The functional category of major interest contains antibodies that are able to convert human immunosuppressive macrophages to immune-enhancing macrophages as determined by the expression of certain cytokines in in vitro assay systems. Based on the observed protein-to-protein binding of MT-1 to MTBP-1, certain antibodies directed to MTBP-1 also mediated the desired effect of converting M2 macrophages to M1. We conducted preclinical activities which used human monocytes isolated from peripheral blood which were placed under specific conditions that resulted in an M2-like immunosuppressive state. We then treated these M2-like macrophages with specific functionally selective antibodies to MT-1 or its binding partner, MTBP-1. Four days later, the levels of cytokines were measured in order to evaluate if pro-inflammatory cytokines which are not present in the immunosuppressive state are produced after the binding of our antibodies. We observed that our selective MT-1 or MTBP-1 antibodies reproducibly promoted the production of pro-inflammatory cytokines, such as TNF-a and IL-1b, illustrating the intended effect of conversion to an immune-enhancing macrophage. Neither the control antibody nor an antibody (named Ref. mAb) directed against MT-1, but a different functional category, induced the pro-inflammatory cytokines as shown in Figure 9 below.

Figure 9: Specific Antibodies to a Novel Protein Binding Pair Converts Macrophages from Immunosuppressive to Immune-Enhancing

In addition to using the immunosuppressive macrophage signature to identify potential targets of interest, we have also used it to identify particular patient populations that are enriched for tumors high in immunosuppressive macrophages and low in T cell content, a characteristic of tumors with poor outcomes.

Lead antibody candidates to MT-1, including humanized as well as fully human antibodies, are undergoing our selection and optimization process prior to selection of a final development candidate. In addition, we have developed an IHC assay that is designed to measure MT-1 levels in tumor samples. Using this assay, together with an anti-PD-L1 IHC agent, we believe we are able to identify distinct tumor types within an indication where there are MT-1 high/PD-L1 high tumors and MT-1 high/PD-L1 low tumors. We believe our anti-MT-1 antibody may be more effective in MT-1 high/PD-L1 low tumors, which would be expected to be less responsive to anti-PD-1 therapies.

We believe targeting the cells of the innate immune system, such as macrophages, as well as other cells within the TME, such as stromal cells, has the potential to expand the utility of cancer immunotherapies.

Manufacturing

We rely on and will continue to rely on our commercial manufacturer organizations, or CMOs, for both drug substance and drug product. We do not plan to develop our own manufacturing capabilities. All of our manufacturing is and will continue to be outsourced to well-established third-party commercial manufacturers. We have entered into a long-term contract with a CMO for our JTX-2011 clinical trials and plan to enter into additional contracts with this or other manufacturers for additional supply.

During the course of preclinical development, we transfer the production process to CMOs. The technology transfer agreement generally obligates the CMO to, among other things, develop a production cell line, establish master and working cell banks, develop and qualify upstream and downstream processes, develop drug product process, and develop suitable analytical methods for test and release as well as stability testing. We receive material from our CMOs for preclinical testing. We expect to receive material meeting current Good Manufacturing Practice, or cGMP, standards for clinical supplies. Before and during the cooperation with a CMO, we conduct audits to control compliance with the mutually agreed process descriptions and to cGMP regulations.

Competition

The biotechnology and pharmaceutical industries, and the immuno-oncology subsector, are characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property. While we believe that our product candidate, discovery programs, technology, knowledge, experience, and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others.

Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our products and the ease of use and effectiveness of any companion diagnostics. Our competitors fall primarily into the following groups of treatment:

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Traditional cancer therapies, including chemotherapy;

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Approved immunotherapy antibodies, anti-CTLA-4 (Yervoy, marketed by Bristol-Myers Squibb Company) and anti-PD-1 antibodies (Opdivo and Keytruda, marketed by Bristol-Myers Squibb Company and Merck & Co., respectively);

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Anti-PD-L1 immunotherapy antibodies in clinical trials, including those being developed by Genentech Inc. (MPDL3280A/atezolizumab), Merck KGaA and Pfizer, Inc. (avelumab), and MedImmune, Inc. (durvalumab);

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Agonist immunotherapy antibodies in clinical development, including: anti-GITR antibodies being developed by Merck & Co., Inc. (MK-4166) and GITR Inc. (TRX518); an anti-CD137 antibody being developed by Pfizer, Inc. (PF 05082566); anti-OX40 antibodies being developed by MedImmune, Inc. (MEDI6469) and Genentech, Inc. (MOXR0916) and GlaxoSmithKline plc (GSK 3174998); and an anti-CD27 antibody being developed by Celldex Therapeutics, Inc. (varlilumab);

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Other therapies targeting ICOS (no agonist immunotherapy antibodies are in clinical development to date, but GlaxoSmithKline plc has announced an anti-ICOS program (GSK 3359609) that they expect to begin a Phase I clinical trial in the first quarter of 2016); and

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Therapies targeting macrophages, including: antagonists of CSF1R: being developed by Plexxikon Inc. (PLX3397) and anti-CSF1R antibodies being developed by Five Prime Therapeutics, Inc. (FPA008), Roche Holding AG (RO5509554), and Eli Lily & Co. (IMC-CS4); and an anti-M-CSF antibody being developed by Pfizer, Inc. (PD-0360324)).

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Intellectual property

Our intellectual property is critical to our business and we strive to protect it, including by obtaining and maintaining patent protection in the United States and internationally for our product candidates, novel biological discoveries, including new targets and applications, and other inventions that are important to our business. For our product candidates, generally we intend to first pursue patent protection covering both compositions of matter and methods of use. As we continue the development of our product candidates, we intend to identify additional means of obtaining patent protection that would potentially enhance commercial success, including through additional methods of use and biomarker and companion diagnostic related claims.

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our product candidates. As of October 31, 2015 including with respect to JTX-2011, we own five provisional patent applications within two patent families that cover compositions of matter and methods of use and ICOS-related biomarkers, and we do not own any issued patents or pending non-provisional patent applications. Patents relating to these provisional patent applications, if issued from non-provisional applications that we timely file and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, would be expected to expire in 2036, excluding any additional term for patent term adjustments or patent term extensions. While we intend to timely file non-provisional patent applications relating to our owned provisional patent applications, we cannot predict whether the patent applications we pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any proprietary protection from competitors. Even if our pending patent applications are granted as issued patents, those patents, as well as any patents we license from third parties, may be challenged, circumvented or invalidated by third parties.

In addition, we exclusively in-licensed a patent portfolio from Sloan-Kettering Institute for Cancer Research, Memorial Sloan-Kettering Cancer Center and Memorial Hospital for Cancer, or MSKCC, and MD Anderson, consisting of one issued U.S. patent, one issued Chinese patent, one pending U.S. patent application, and six pending foreign patent applications. This licensed patent portfolio covers methods related to the use of an ICOS agonist in combination with blocking agents of certain T cell inhibitory receptors. The issued patents and the pending patent applications (if issued) licensed from MSKCC and MD Anderson, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

We also rely on unpatented know how, inventions and other proprietary information relating to JTX-2011 and our other future product candidiates. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee's use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. For a more comprehensive discussion of the risks related to our intellectual property, please see "Risk factors—Risks related to intellectual property."

Exclusive License Agreement with Sloan-Kettering Institute for Cancer Research, Memorial Sloan-Kettering Cancer Center, and Memorial Hospital for Cancer and Allied Diseases

In September 2015, we amended and restated an exclusive license agreement from December 2013 with Sloan-Kettering Institute for Cancer Research, Memorial Sloan-Kettering Cancer Center and Memorial Hospital for Cancer and Allied Diseases, or MSKCC. Pursuant to this amended and restated license agreement, MSKCC and The University of Texas MD Anderson Cancer Center, or MD Anderson, granted to us a worldwide exclusive license under certain patents to manufacture, develop and commercialize certain products and services, including those products for which the use in combination with another product for the treatment of any disease is covered by such patents (including, potentially, JTX-2011), and to practice certain methods covered by the patents.

Under the license agreement, we are obligated to use commercially reasonable efforts to commercialize at least one licensed product or licensed service as defined in the license agreement. We also are required to achieve certain developmental milestones within specified periods of time. If we fail to meet these developmental milestones, MSKCC and MD Anderson may terminate the license agreement.

In connection with the license agreement, we issued to MSKCC and MD Anderson an aggregate of 225,000 shares of our common stock. We also paid an upfront license fee of $30,000 to MSKCC and MD Anderson. Commencing on the third anniversary of the effective date of the amended and restated license agreement, we must pay an annual maintenance fee ranging in the mid-four figures to the mid-five figures. The annual maintenance fee is fully credited against the royalty payments for the same year or any subsequent year or any other amount due under the license agreement. We are obligated to pay the MSKCC milestone payments of up to $3,475,000 for the first and second licensed products to achieve certain development and marketing approval milestones, including up to $2,725,000 for the first licensed product to achieve such developmental and marketing approval milestones. On a country-by-country basis and licensed product-by-licensed product or licensed service-by-licensed service basis, we are also obligated to pay the MSKCC a low single-digit percentage royalty on net sales of licensed products or licensed services, to the extent used in combination with another product for the treatment of any disease covered by the applicable patents, until the earlier of the expiration of the last valid patent claim covering such licensed product or licensed service in such country or twelve years after the first commercial sale of such licensed product or licensed service in such country. If we sublicense our rights under our license agreement with MSKCC, we would be obligated to pay the MSKCC a low double-digit percentage royalty of the total gross proceeds we receive in consideration of the grant of the sublicense, excluding royalties, research and development funding, payments for equity or debt securities and certain other expenses we have incurred that are reimbursed by the sublicensee.

Unless terminated earlier, the license agreement expires on the date that we no longer have any royalty payment obligations under the license agreement. We may terminate the license agreement for convenience in its entirety upon 30 days' prior written notice to MSKCC and MD Anderson. Either party may terminate the license agreement in its entirety in the event of an uncured material breach or the bankruptcy, insolvency, dissolution or winding up of the other party which is not dismissed or cured within a set period of time. If we terminate the license agreement because of MSKCC's and MD Anderson's uncured breach or insolvency, we will retain a non-exclusive, perpetual, irrevocable, fully paid-up, royalty-free worldwide license to the licensed patents. Upon expiration of our obligation to pay royalties for a licensed product or service in a country, our license to the licensed patents for such licensed product or service will become exclusive, perpetual, irrevocable, fully paid-up and royalty-free in such country.

Government regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such as JTX-2011 and any future product candidates. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. drug development

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementation regulations and biologics under the FDCA, the Public Health Service Act, or PHSA, and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

JTX-2011 and any future product candidates must be approved by the FDA through either a New Drug Application, or NDA, or Biologics License Application, or BLA, process before they may be legally marketed in the United States. The process generally involves the following:

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Completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;

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Submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

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Approval by an independent institutional review board, or IRB, or ethics committee at each clinical trial site before each trial may be initiated;

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Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

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Submission to the FDA of an NDA or BLA;

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A determination by the FDA within 60 days of its receipt of an NDA or BLA to accept the filing for review;

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Satisfactory completion of a FDA pre-approval inspection of the manufacturing facility or facilities where the drug or biologic will be produced to assess compliance with current good manufacturing practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug or biologic's identity, strength, quality and purity;

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Potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA or BLA; and

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FDA review and approval of the NDA or BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug or biologic in the United States.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for JTX-2011 and any future product candidates will be granted on a timely basis, or at all. The data required to support an NDA or BLA are generated in two distinct developmental stages: preclinical and clinical. The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin.

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or BLA. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Preclinical studies and IND

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical trials

Clinical trials generally are conducted in three sequential phases, known as Phase I, Phase II and Phase III, and may overlap.

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Phase I clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug.

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Phase II clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

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Phase III clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase IV clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase IV clinical trials as a condition of approval of an NDA or BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product; and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that JTX-2011 and any future product candidates do not undergo unacceptable deterioration over their shelf life.

NDA/BLA and FDA review process

Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA or BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the NDA or BLA is a request for approval to market the drug or biologic for one or more specified indications and must contain proof of safety and efficacy for a drug or safety, purity and potency for a biologic. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product's use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA or BLA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. According to the FDA's fee schedule, effective through September 30, 2016, the user fee for an application requiring clinical data, such as an NDA or BLA, is approximately $2.37 million. PDUFA also imposes an annual product fee for human drugs and biologics (approximately $0.11 million) and an annual establishment fee (approximately $0.58 million) on facilities used to manufacture prescription drugs and biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted NDAs and BLAs before it accepts them for filing, and may request additional information rather than accepting the NDA or BLA for filing. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months, from the filing date, in which to complete its initial review of a new molecular-entity NDA or original BLA and respond to the applicant, and six months from the filing date of a new molecular-entity NDA or original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs or BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA or BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA or BLA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase III clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Orphan drug designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if JTX-2011 is determined to be contained within the scope of the competitor's product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited development and review programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for fast track designation if they are intended to treat a serious or life threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving NDA or BLA approval, but ideally no later than the pre-NDA or pre-BLA meeting.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biologic designated for priority review in an effort to facilitate the review. A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions, as it deems necessary to assure safe use of the product.

Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Pediatric information

Under the Pediatric Research Equity Act, or PREA, an NDA or BLA or supplement to a NDA or BLA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase II meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase III or Phase II/III study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

Post-marketing requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, complying with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations (known as "off-label use") and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA/BLA or NDA/BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS. The FDA will not approve the NDA or BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP regulations. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA or BLA, including recall.

Companion diagnostics

We believe that our success may depend, in part, on the development and commercialization of companion diagnostics. Companion diagnostics can identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. For several of our product candidates companion diagnostics will be needed to determine whether or not we can dose a particular patient with our product. Companion diagnostics are regulated as medical devices by the FDA, and we or our collaborators will need to obtain a 510(k) clearance or PMA approval for each companion diagnostic. The level of risk combined with available controls to mitigate risk determines whether a companion diagnostic device requires Premarket Approval Application, or PMA, approval or is cleared through the 510(k) premarket notification process. For a novel therapeutic product for which an IVD companion diagnostic device is essential for the safe and effective use of the product, the companion diagnostic device should be developed and approved or 510(k)-cleared contemporaneously with the therapeutic. The use of the companion diagnostic device will be stipulated in the labeling of the therapeutic product.

Other regulatory matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.

For example, in the United States, sales, marketing and scientific and educational programs also must comply with state and federal fraud and abuse laws. These laws include the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes created by the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. Moreover, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Although we would not submit claims directly to payors, manufacturers also can be held liable under the federal False Claims Act, which prohibits anyone from knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs or biologics, that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. The government may deem manufacturers to have "caused" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products, and the sale and marketing of our product and any future product candidates, are subject to scrutiny under this law. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs and the potential implication of various federal criminal statutes.

Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Affordable Care Act. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

U.S. patent-term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of FDA approval of JTX-2011 and any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of a NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, or BPCI Act, as part of the Affordable Care Act. This amendment to the PHSA, in part, attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Complexities associated with the larger, and often more complex, structure of biological products as compared to small molecule drugs, as well as the processes by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biological product is granted twelve years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. "First licensure" typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the "first licensure" of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods. This six-month exclusivity, which attaches to both the twelve-year and four-year exclusivity periods for reference biologics, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued "Written Request" for such a trial. Furthermore, a biological product seeking licensure as biosimilar to or interchangeable with a reference product indicated for a rare disease or condition and granted seven years of orphan drug exclusivity may not be licensed by the FDA for the protected orphan indication until after the expiration of the seven-year orphan drug exclusivity period or the 12-year reference product exclusivity, whichever is later.

European Union drug development

In the European Union, our future products also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the EU will be identical, but will not be effective until May 28, 2016. In the meantime, Clinical Trials Directive 2001/20/EC continues to govern all clinical trials performed in the EU.

European Union drug review and approval

In the European Economic Area, or EEA, which is comprised of the 27 Member States of the European Union (including Norway and excluding Croatia), Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations.

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The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European Union new chemical entity exclusivity

In the European Union, new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator's data to assess a generic application for eight years, after which generic marketing authorization can be submitted, and the innovator's data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with existing therapies.

European Union orphan designation and exclusivity

In the European Union, the EMA's Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in the European Union community (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or, if a method exists, the product would be a significant benefit to those affected).

In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Rest of the world regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the Affordable Care Act contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer's outpatient drugs furnished to Medicaid patients. The Affordable Care Act made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers' rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for "line extensions" (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. The Centers for Medicare & Medicaid Services, or CMS, have proposed to expand Medicaid rebate liability to the territories of the United States as well.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. As of 2010, the Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children's hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. An increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Employees

As of October 31, 2015, we had 50 full-time employees. 22 of our employees have Ph.D. degrees and 37 of our employees are engaged in research and development activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

We lease a facility containing our research and development, laboratory and office space, which consists of approximately 17,807 square feet located at 1030 Massachusetts Avenue, Cambridge, Massachusetts. Our lease expires in October 2018. We sublease an additional 11,980 square feet of research and development, laboratory and office space in the same building. Our sublease expires in March 2018. We believe our current facilities are sufficient to meet our needs through the lease terms.

Legal proceedings

We are not currently a party to any material legal proceedings.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors, including their ages as of October 31, 2015:

Name	Age	Position

Executive Officers:
Richard Murray, Ph.D.	56	President, chief executive officer and director
Kim C. Drapkin, CPA	47	Chief financial officer
Deborah Law, D. Phil.	50	Chief scientific officer
Jigar Raythatha	38	Chief business officer
Elizabeth G. Trehu, M.D.	55	Chief medical officer
Non-Management Directors:
Cary G. Pfeffer, M.D.	53	Chairman of the board
Robert Kamen, Ph.D.	71	Director
Robert Tepper, M.D.	60	Director

(1)    Member of the audit committee.

(2)    Member of the compensation committee.

(3)    Member of the nominating and corporate governance committee.

Richard Murray, Ph.D., has served as our president, chief executive officer and a director on our board of directors since July 2014. Prior to joining Jounce, Dr. Murray served as senior vice president of biologics and vaccines research and development at Merck & Co. from 2009 to 2014, where he had responsibilities for the advancement of biologics and vaccines, including Merck's cancer immunotherapy pipeline. From 2008 to 2009, Dr. Murray served as an advisor to venture capital and life science investors. From 2003 to 2008, he served in a variety of roles at PDL Biopharma Inc., or PDL, initially as vice president of research to executive vice president and chief scientific officer. He also served as a director of PDL from 2007 to 2008. Earlier in his career, Dr. Murray was a co-founder and served as vice president of research at Eos Biotechnology, Inc. from 1998 to 2003. Dr. Murray holds a Ph.D. in microbiology and immunology from the University of North Carolina at Chapel Hill and a B.S. in microbiology from the University of Massachusetts, Amherst.

Kim C. Drapkin, CPA, has served as our chief financial officer since August, 2015. From 2009 to 2015, Ms. Drapkin was the owner of KCD Financial LLC, through which she served as our interim chief financial officer from 2012 to August 2015, and consulted for numerous biotechnology companies. Previously, Ms. Drapkin served as the chief financial officer of EPIX Pharmaceuticals, Inc. from 2005 to 2009. Earlier in her career, from 1995 to 2005, Ms. Drapkin served in a variety of roles at Millennium Pharmaceuticals, Inc., including as director of finance. Ms. Drapkin holds a B.S. in accounting from Babson College.

Deborah Law, D. Phil., has served as our chief scientific officer since January 2015. Prior to joining Jounce, Dr. Law served as the vice president of immunology, oncology and immunomodulators at Merck & Co., Inc. from 2013 to 2014 and the vice president of biologics discovery from 2010 to 2013. Earlier in her career, Dr. Law served as the chief scientific officer of Ablynx NV from 2009 to 2010 and vice president of research at PDL Biopharma, Inc. from 2003 to 2009. Dr. Law received her D. Phil. in immunology from Oxford University, and holds a B.Sc. in immunology from University of Glasgow.

Jigar Raythatha joined Jounce as our chief business officer in December 2012. Prior to joining Jounce, Mr. Raythatha served as head of business development at Constellation Pharmaceuticals Inc. from 2009 to 2012 and head of corporate development from 2012 to 2013, overseeing business development and strategy. Mr. Raythatha joined Red Abbey Venture Partners, LLC in 2005 and served as a Kauffman fellow from 2005 to 2007, principal from 2007 to 2009 and venture partner in 2009. Prior to Red Abbey Venture Partners, Mr. Raythatha worked at Biogen from 1999 to 2003 in a variety of business development, commercial, and program management roles. Mr. Raythatha holds an M.B.A. from Columbia Business School, and B.A. in molecular biology, biochemistry, and economics from Rutgers University.

Elizabeth G. Trehu, M.D., joined Jounce as our chief medical officer in November 2015. Prior to joining Jounce, Dr. Trehu served as the chief medical officer of Promedior, Inc. from 2012 to 2015. Previously, Dr. Trehu served as vice president, product development and medical affairs for Infinity Pharmaceuticals, Inc. from 2010 to 2012. Earlier in her career, Dr. Trehu served in a variety of roles for Genzyme Corporation, including as the vice president and general manager, hematology from 2009 to 2010, vice president and general manager of Clolar from 2008 to 2009 and vice president, global medical affairs of Genzyme Oncology from 2006 to 2008. Previously, Dr. Trehu served from 2002 to 2006 in a variety of positions at Millennium Pharmaceuticals, Inc., including as vice president of oncology global medical affairs in 2006. Dr. Trehu holds an M.D. from the New York University School of Medicine and an A.B. in English from Princeton University.

Cary G. Pfeffer, M.D., has served as a director on our board of directors since February 2013, and as the chairman of our board of directors since June 2014. Dr. Pfeffer also served as our interim chief executive officer from February 2013 to July 2014. Dr. Pfeffer is a partner at Third Rock Ventures, LLC, which he joined in 2007. Dr. Pfeffer is also the interim chief executive officer of Neon Therapeutics, Inc. Dr. Pfeffer served at Biogen Inc. from 1992 to 2002 in a variety of domestic and international executive management roles. Dr. Pfeffer serves on the boards of directors for Ablexis, LLC, Edimer Pharmaceuticals, Inc., Eleven Biotherapeutics, Inc. and Neon Therapeutics, Inc. Dr. Pfeffer received an M.B.A. from the Wharton School, an M.D. from the University of Pennsylvania School of Medicine and a B.A. in biochemistry from Columbia University. We believe that Dr. Pfeffer is qualified to serve on our board of directors because of his experience in the venture capital industry, life sciences industry, membership of various other boards of directors, his prior service as our president and chief executive officer, and his leadership and management experience.

Robert Kamen, Ph.D., has served as a member of our board of directors since June 2013. Dr. Kamen also served as our interim chief technology officer from 2013 to 2015. Dr. Kamen is an entrepreneur in residence at Third Rock Ventures, LLC, which he joined in 2010. From 2005 to 2010, Dr. Kamen served as the chairman of BioAssets Development Corporation. From 2002 to 2008, Dr. Kamen served as executive-in-residence at Oxford Bioscience Partners. From 2001 to 2002 he served as president of Abbot Laboratories' Abbot Bioresearch Center and as a member of the Abbot Pharma Executive Management Committee. From 1991 to 2001, he served as the president of BASF Bioresearch Corporation. Dr. Kamen has served on the boards of directors for numerous companies, including Anchor Therapeutics, Inc., BioAssets Development Corporation, Inc., EpimAb Biotherapeutics, Inc., Harbour Antibodies BV, Lycera Corporation, and Opsonic Therapeutics Inc. Dr. Kamen holds a Ph.D. in biochemistry and molecular biology from Harvard University and a B.S. in biophysics from Amherst College. We believe that Dr. Kamen is qualified to serve on our board of directors because of his experience in the venture capital and life sciences industries, membership of various other boards of directors, and his leadership and management experience.

Robert Tepper, M.D., has served as a member of our board of directors since February 2013. Previously, Dr. Tepper served as our interim chief scientific officer from 2013 to 2015. Since 2007, Dr. Tepper has served as a partner at Third Rock Ventures, LLC, which he co-founded in 2007. Since 2014, Dr. Tepper is currently the interim chief scientific officer of Neon Therapeutics, Inc. Prior to joining Third Rock Ventures, LLC, Dr. Tepper held multiple positions at Millennium Pharmaceuticals, Inc., including service as president of research and development from 2002 to 2007, executive vice president of discovery from 2001 to 2002 and chief scientific officer from 1999 to 2002. Dr. Tepper serves on the boards of directors for numerous companies, including Alcresta, Inc., Allena Pharmaceuticals, Inc., Constellation Pharmaceuticals, Inc., Kala Pharmaceuticals, Inc., and Neon Therapeutics, Inc. Previously, Dr. Tepper served on the boards of Bluebird Bio, Inc. and Alnara Pharmaceuticals, Inc. Dr. Tepper received an M.D. from Harvard Medical School and an A.B. in biochemistry from Princeton University. We believe that Dr. Tepper is qualified to serve on our board of directors due to his experience in the venture capital industry, particularly with biotech and pharmaceutical companies, combined with his experience building and operating research and development operations, on the boards of public and private life sciences companies and as faculty and advisory board members of several healthcare institutions.

Composition of our board of directors

As of October 31, 2015, our board of directors consisted of four members, each of whom are members pursuant to the board composition provisions of our certificate of incorporation and agreements with our stockholders, which agreements are described under "Certain relationships and related party transactions." These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee's and our board of directors' priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus is a part also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director independence

Our board of directors has determined that all members of the board of directors, except              , are independent directors, including for purposes of NASDAQ and the Securities and Exchange Commission, or SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of NASDAQ and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

Under the rules of NASDAQ, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees must be independent. We intend to rely on the phase-in rules of NASDAQ with respect to the independence of the                       committees. In accordance with these phase-in provisions, our                       committees will have at least one independent member by the effective date of the registration statement of which this prospectus is a part, at least two independent members within 90 days of the effective date of the registration statement of which this prospectus is a part and all members will be independent within one year of the effective date of the registration statement of which this prospectus is a part.

Staggered board

In accordance with the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering and amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus is a part, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2017 for Class I directors, 2018 for Class II directors and 2019 for Class III directors.

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Our Class I directors will be                            and               ;
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Our Class II directors will be              and              ; and
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Our Class III directors will be              and              .

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus is a part provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board leadership structure and board's role in risk oversight

Currently, the role of chairman of the board is separated from the role of chief executive officer, and we plan to keep these roles separated following the completion of this offering. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors' oversight responsibilities continue to grow. While our amended and restated bylaws and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed under "Risk factors" in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and the SEC rules and regulations.

Audit committee

              ,               and              will serve on the audit committee, which will be chaired by              . Our board of directors has determined that              ,               and              are "independent" for audit committee purposes as that term is defined in the rules of the SEC and the applicable NASDAQ rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated                           as an "audit committee financial expert," as defined under the applicable rules of the SEC. The audit committee's responsibilities include:

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appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

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pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

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reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

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establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

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recommending based upon the audit committee's review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

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reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

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reviewing quarterly earnings releases.

Compensation committee

              ,               and              will serve on the compensation committee, which will be chaired by              . Our board of directors has determined that each member of the compensation committee is "independent" as defined in the applicable NASDAQ rules. The compensation committee's responsibilities include:

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annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

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evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

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reviewing and approving the compensation of our other executive officers;

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reviewing and establishing our overall management compensation, philosophy and policy;

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overseeing and administering our compensation and similar plans;

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evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NASDAQ rules;

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retaining and approving the compensation of any compensation advisors;

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reviewing and approving our policies and procedures for the grant of equity-based awards;

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evaluating and approving director compensation;

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preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

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reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and corporate governance committee

              ,               and                           wi ll serve on the nominating and corporate governance committee, which will be chaired by               . Our board of directors has determined that each member of the nominating and corporate governance committee is "independent" as defined in the applicable NASDAQ rules. The nominating and corporate governance committee's responsibilities include:

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developing and recommending to the board of directors criteria for board and committee membership;

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establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

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reviewing the size and composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

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identifying individuals qualified to become members of the board of directors;

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recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

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developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

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overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate governance

Prior to the effectiveness of the registration statement of which this prospectus is a part, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the code will be posted on the Corporate Governance section of our website, which is located at http://jouncetx.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Executive compensation

Executive compensation overview

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of our president and chief executive officer and our other executive officers identified in the 2014 Summary Compensation Table below, who we refer to as the named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of stock options and restricted stock awards. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly-traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

2014 Summary compensation table

The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities for the year ended December 31, 2014.

Name and principal position	Salary ($)		Bonus ($)		Option awards ($)(1)	All other compensation ($)		Total ($)

Richard Murray, Ph.D.,	199,968		350,822	(3)	442,191	19,063	(4)	1,012,044
president and chief executive officer(2)
Cary G. Pfeffer, M.D.,	219,200	(5)	—		—	—		219,200
chairman of the board and former interim president and chief executive officer
Jigar Raythatha,	278,250		11,500	(6)	—	759	(7)	290,509
chief business officer
Kim C. Drapkin, C.P.A.,	119,256	(8)	—		3,292	—		122,548
chief financial officer

(1)    Amounts reflect the grant date fair value of option awards granted in 2014 in accordance with Financial Accounting Standards Board, Accounting Standards Codification 718, or ASC 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 10 to our financial statements for the year ended December 31, 2014. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting of the applicable awards.

(2)    Dr. Murray joined us in July 2014. His annualized base salary for 2014 was $425,000.

(3)    The amount reported represents a discretionary bonus of $19,125 awarded based on performance in 2014, which was paid in 2015, and a relocation bonus of $331,697 payable pursuant to the terms of Dr. Murray's offer letter, which was also paid in 2015.

(4)   The amount reported represents $18,303 in relocation expenses that were reimbursed by us and $760 for life insurance premiums paid by us.

(5)    Dr. Pfeffer served as our interim president and chief executive officer pursuant to a consulting arrangement between us and Dr. Pfeffer's employer, Third Rock Ventures, LLC. The amount reported represents consulting fees paid to Third Rock Ventures, LLC for Dr. Pfeffer's services as our interim president and chief executive officer in 2014.

(6)   Represents a discretionary bonus awarded based on performance in 2014, which was paid in 2015.

(7)    The amount reported represents the amount of life insurance premiums paid by us.

(8)   During 2014, Ms. Drapkin provided services as our interim chief financial officer pursuant to a consulting agreement with us. Ms. Drapkin commenced service as our employee on August 26, 2015. The amount reported represents fees paid to Ms. Drapkin in 2014 at a rate of $230 per hour pursuant to her consulting agreement with us.

Employment arrangements with our named executive officers

In connection this offering, we intend to enter into amended and restated employment agreements with each of our named executive officers.

Outstanding equity awards at 2014 fiscal year-end

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2014. All equity awards set forth in the table below were granted under the Jounce Therapeutics, Inc. 2013 Stock Option and Grant Plan, or the 2013 Plan.

	Option awards						Stock awards
Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Number of shares that have not vested (#)		Market value of shares or units of stock that have not vested ($)(1)

Richard Murray, Ph.D.	—		3,283,500	(2)	0.13	6/26/2024	—		—
Cary G. Pfeffer, M.D.	—		—		—	—	—		—
Jigar Raythatha	—		—		—	—	315,000	(3)
Kim C. Drapkin, C.P.A.	25,000	(4)	—		0.13	1/27/2024	—		—

(1)    There was no public market for our common stock on December 31, 2014. We have estimated the market value of the unvested stock award based on an assumed initial public offering price of $              per share, the midpoint of the range listed on the cover of this prospectus.

(2)    The shares underlying this stock option vest as follows: 25% of the shares vest on July 14, 2015 and the remainder of the shares vest in 36 equal monthly installments thereafter. In the event that Dr. Murray's employment is terminated by us without Cause or he resigns for Good Reason during the 12-month period following a Sale Event (each capitalized term as defined in the 2013 Plan), all of the shares underlying this option will become fully vested and exercisable upon the date of termination.

(3)    The shares underlying this awards vest as follows: 25% of the shares vested on December 10, 2013 and the remainder of the shares vest in 12 equal quarterly installments thereafter.

(4)   The shares underlying this option vested in equal monthly installments over one year from October 9, 2013.

Compensation risk assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee benefit and equity compensation plans

2015 Stock option and incentive plan

Our 2015 Stock Option and Incentive Plan, or our 2015 Plan, was adopted by our board of directors on              , 2015, approved by our stockholders on              , 2015 and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2015 Plan will replace the 2013 Plan as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. The 2015 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons (including consultants).

We have initially reserved              shares of our common stock for the issuance of awards under the 2015 Plan, plus the shares of common stock remaining available for issuance under our 2013 Plan. This limit are subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The 2015 Plan provides that the number of shares reserved and available for issuance thereunder will automatically increase on January 1, 2016 and each January 1 thereafter by              % of the number of shares of common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the compensation committee, or the Annual Increase.

The shares we issue under the 2015 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2015 Plan and the 2013 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan.

Stock options and stock appreciation rights with respect to no more than              shares of common stock may be granted to any one individual in any one calendar year. The maximum number of shares that may be issued as incentive stock options may not exceed              shares, cumulatively increased on January 1, 2016 and on each January 1 thereafter by the lesser of the Annual Increase, or              shares. The value of all awards made under the 2015 Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed $              .

The 2015 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan will be those full or part-time officers, employees, non-employee directors, and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2015 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2015 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee may determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2015 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance share awards or cash-based awards under the 2015 Plan that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total stockholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, development, clinical, regulatory or commercial milestones, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our common stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code that may be made to certain of our officers during any one calendar year period is              shares of common stock with respect to a share-based award and $              with respect to a cash-based award.

The 2015 Plan provides that upon the effectiveness of a "sale event," as defined in the 2015 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2015 Plan. To the extent that awards granted under the 2015 Plan are not assumed or continued or substituted by the successor entity, except as may be otherwise provided in the relevant award certificate, all options and stock appreciation rights that are not exercisable immediately prior to the effective time of the sale event shall become fully exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the compensation committee's discretion or to the extent specified in the relevant award certificate. Upon the effective time of the sale event, all outstanding awards granted under the 2015 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2015 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a cash payment to participants holding other vested awards.

Our board of directors may amend or discontinue the 2015 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder's consent. Certain amendments to the 2015 Plan require the approval of our stockholders.

No awards may be granted under the 2015 Plan after the date that is ten years from the effective date of the 2015 Plan. No awards under the 2015 Plan have been made prior to the date hereof.

2013 Stock option and grant plan

The 2013 Plan was approved by our board of directors and our stockholders on February 6, 2013 and was most recently amended in July 2015. Under the 2013 Plan, we have reserved for issuance an aggregate of 13,594,600 shares of our common stock, which number is subject to adjustment in the event of a reorganization, recapitalization, stock dividend, stock split or other similar change in our capital stock.

The shares we issue under the 2013 Plan are authorized but unissued shares or shares we reacquire. The shares of common stock underlying any awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of common stock or otherwise terminated (other than by exercise) under the 2013 Plan are currently added to the shares of common stock available for issuance under the 2013 Plan. Following this offering, such shares will be added to the shares available under the 2015 Plan.

Our board of directors has acted as administrator of the 2013 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2013 Plan. Persons eligible to participate in the 2013 Plan are our full or part-time officers, employees, directors, consultants and other key persons as selected from time to time by the administrator in its discretion.

The 2013 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, the 2013 Plan permits the granting of restricted shares of common stock, restricted stock units and unrestricted stock.

The 2013 Plan provides that upon the occurrence of a "sale event," as defined in the 2013 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of the 2013 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event prior to the consummation of the sale event. In addition, the company has the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount per share equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options. In the event of and subject to the consummation of a sale event, restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. In the event that shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the lower of the original per share purchase price and the fair market value of such shares. The company has the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.

No awards may be granted under the 2013 Plan after the date that is ten years from the date the 2013 Plan was adopted by the board of directors. Our board of directors has determined not to make any further awards under the 2013 Plan following the closing of this offering.

2015 Employee stock purchase plan

In              , 2015, our board of directors adopted and our stockholders approved the 2015 Employee Stock Purchase Plan, or the ESPP. The ESPP initially reserves and authorizes the issuance of up to a total of              shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on each January 1, beginning on January 1, 2016 and ending on January 1,         , by the lesser of (i)                 shares of common stock, (ii)      % of the outstanding shares of common stock on the immediately preceding December 31 or (iii) such lesser number of shares as determined by the administrator of the ESPP. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than       hours a week are eligible to participate in the ESPP. Any employee who owns 5% or more of the voting power or value of our shares of common stock is not eligible to purchase shares under the ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each           and           and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to         % of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to         % of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than              shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee's rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.

Senior executive incentive bonus plan

In              2015, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; development, clinical, regulatory or commercial milestones; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers; number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants' interests in their contributions are 100% vested when contributed. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The retirement plan is intended to qualify under Section 401(a) of the Code.

Director compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors and received compensation for such service during the year ended December 31, 2014. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2014. As of December 31, 2014, Dr. Kamen held 62,500 unvested shares of restricted stock. None of the other non-employee members of our board of directors held unvested equity awards as of December 31, 2014. We reimburse non-employee members of our board of directors for reasonable travel expenses. Richard Murray, our president and chief executive officer, did not receive any compensation for his service as a member of our board of directors during 2014. Dr. Murray's compensation for service as an employee for fiscal year 2014 is presented above in the "2014 Summary compensation table."

Name	Fees earned or paid in cash ($)	Option awards ($)	Total ($)

Robert Kamen, Ph.D.(1)	20,000	—	20,000

(1)    Pursuant to a letter agreement with us, Dr. Kamen is paid an annual cash retainer of $20,000 for his service on the board of directors.

We intend to put in place a formal director compensation policy for all of our non-employee directors prior to the completion of this offering.

Certain relationships and related party transactions

Other than the compensation agreements and other arrangements described under "Executive compensation" and "Director Compensation" in this prospectus and the transactions described below, since January 1, 2013, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Private placements of securities

Series A convertible preferred stock financing

On February 6, 2013, we entered into an initial stock purchase agreement, which provided for the sale of our Series A convertible preferred stock to certain investors. Through a series of subsequent closings from April 5, 2013 to April 1, 2015, we sold 47 million shares of our Series A convertible preferred stock to Third Rock Ventures II, L.P. and Third Rock Ventures III, L.P at a price of $1.00 per share. Dr. Pfeffer and Dr. Tepper, members of our board of directors, are partners at Third Rock Ventures, LLC, which is an entity affiliated with Third Rock Ventures II, L.P. and Third Rock Ventures III, L.P.

Agreements with stockholders

Investors' rights agreement

In connection with the Series B convertible preferred stock financing, on April 17, 2015, we entered into the Amended and Restated Investors' Rights Agreement with the holders of our Series A and Series B convertible preferred stock. This agreement provides these holders with certain rights relating to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see the section titled "Description of capital stock—Registration rights."

This agreement also establishes certain "information and observer" rights and rights of first offer, and sets forth certain covenants relating to insurance, employee agreements, employee stock, indemnification, and related matters. On the closing of this offering certain indemnification provisions will continue, and all other provisions relating to these rights and covenants will terminate.

Stockholders agreement

In connection with the Series B convertible preferred stock financing, on April 17, 2015, we entered into the Amended and Restated Stockholders Agreement with the holders of our Series A and Series B convertible preferred stock and certain key holders of our common stock. On the closing of this offering, all provisions of this agreement will terminate. All of our current directors were elected pursuant to the terms of this agreement. For more information, see "Management—Composition of our board of directors."

Management and consulting services

During the fiscal years ended December 31, 2013 and 2014, and the six months ended June 30, 2015, we incurred consulting fees to Third Rock Ventures, LLC, or TRV, in the amounts of $0.8 million, $0.5 million, and $0.1 million, respectively. TRV is a management company that is party to a services agreement with Third Rock Ventures, L.P., the beneficial owner of more than 5% of our voting securities. Dr. Pfeffer, Dr. Tepper and Dr. Kamen are members of our board of directors, and Dr. Pfeffer and Dr. Tepper are partners at TRV, Dr. Tepper is a partner at TRV and Dr. Kamen is an entrepreneur-in-residence at TRV. These consulting fees were paid to TRV in amounts mutually agreed upon in advance by us and TRV in consideration of certain strategic and ordinary course business operations consulting services provided to us on an as-needed basis, from time to time and at our request, by individuals related to TRV, including Dr. Pfeffer, and Dr. Kamen but not including Dr. Tepper. Such fees were payable pursuant to invoices submitted to us by TRV from time to time. None of these consulting fees were paid directly or indirectly to Dr. Pfeffer, Dr. Tepper or Dr. Kamen. The consulting fees paid to TRV did not exceed 5% of the consolidated gross revenue of TRV during any of these fiscal years.

Indemnification agreements

We have entered into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person's status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for approval of related party transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party's relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party's relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we intend to adopt a written related party transactions policy that such transactions must be approved by our audit committee or another independent body of our board of directors.

Principal stockholders

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of October 31, 2015, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•
each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

•
each of our named executive officers;

•
each of our directors; and

•
all of our executive officers and directors as a group.

To the extent that the underwriters sell more than         shares in this offering, the underwriters have the option to purchase up to an additional         shares at the initial public offering price less the underwriting discount.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership prior to this offering in the table below is based on 81,207,471 shares of common stock deemed to be outstanding as of October 31, 2015, and the percentage of beneficial ownership at this offering in the table below is based on         shares of common stock assumed to be outstanding after the closing of the offering. The information in the table below assumes no exercise of the underwriters' option to purchase additional shares. Options to purchase shares of common stock that are exercisable within 60 days of October 31, 2015 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

	Shares beneficially owned prior to offering		Shares beneficially owned after offering
Name and address of beneficial owner(1)	Number	Percentage	Percentage

5% Stockholders:
Entities Affiliated with Third Rock Ventures(2)	49,000,000	60.3%
Entities affiliated with Fidelity Investments(3)	11,061,947	13.6%
Named Executive Officers and Directors:
Richard Murray, Ph.D.(4)	1,201,179	1.5%
Kim C. Drapkin, CPA(5)	75,000	*
Jigar Raythatha(6)	642,402	*
Cary G. Pfeffer, M.D.	—	*
Robert Kamen, Ph.D.(7)	350,000	*
Robert Tepper, M.D.	—	*
All executive officers and directors as a group (6 persons)	2,268,581	2.8%

*      Represents beneficial ownership of less than one percent.

(1)    Unless otherwise indicated, the address for each beneficial owner is c/o Jounce Therapeutics, Inc., 1030 Massachusetts Avenue, Cambridge, MA 02138.

(2)    Consists of: (i) 35,750,000 shares of common stock issuable upon conversion of shares of Series A convertible preferred stock held by Third Rock Ventures II, L.P., or TRV II LP; (ii) 2,000,000 shares of common stock held by TRV II LP; and (iii) 11,250,000 shares of common stock issuable upon conversion of shares of Series A convertible preferred stock held by Third Rock Ventures III, L.P., or TRV III LP. Each of Third Rock Ventures II GP, LP, or TRV II GP, the general partner of TRV II LP, Third Rock Ventures GP II, LLC, or TRV II LLC, the general partner of TRV II GP, and Mark Levin, Kevin Starr and Dr. Tepper, the managers of TRV II LLC, may be deemed to share voting and investment power over the shares held of record by TRV II LP. Each of Third Rock Ventures III GP, LP, or TRV III GP, the general partner of TRV III LP, and Third Rock Ventures GP III, LLC, TRV III LLC, the general partner of TRV III GP, and Mark Levin, Kevin Starr and Dr. Tepper, the managers of TRV III LLC, may be deemed to share voting and investment power over the shares held of record by TRV III LP. The address for each of TRV II LP and TRV III LP is 29 Newbury Street, Suite 401, Boston, MA 02116.

(3)    Consists of: (i) 7,257,779 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock held by Fidelity Select Portfolios: Biotechnology Portfolio, or Fidelity Select Portfolios; (ii) 1,591,779 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, or Fidelity Advisor Series VII; and (iii) 2,212,389 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock held by Fidelity Securities Fund: Fidelity OTC Portfolio, or Fidelity Securities Fund. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or Fidelity Funds, advised by Fidelity Management & Research Company, or FMR Co, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The address for Fidelity Select Portfolios is Brown Brothers Harriman & Co., 525 Washington Blvd., Jersey City, NJ 07310, Attn: Michael Lerman, 15th Floor, Corporate Actions, the address for Fidelity Advisor Series VII is State Street Bank & Trust, PO Box 5756, Boston, Massachusetts 02206, Attn: Bangle & Co fbo Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, and the address for Fidelity Securities Fund is The Northern Trust Company, Attn: Trade Securities Processing, C-1N, 801 South Canal Street, Chicago, IL 60607, Fidelity Securities Fund: Fidelity OTC Portfolio, Reference account #26-68304.

(4)   Consists of options to purchase 1,201,179 shares of common stock that are exercisable within 60 days of October 31, 2015.

(5)    Consists of: (i) 25,000 shares of restricted stock; and (ii) options to purchase 50,000 shares of common stock that are exercisable within 60 days of October 31, 2015.

(6)   Consists of: (i) 630,000 shares of restricted stock; and (ii) options to purchase 12,403 shares of common stock that are exercisable within 60 days of October 31, 2015.

(7)    Includes: (i) 225,000 shares of restricted stock, held by Dr. Kamen as an individual; and (ii) 125,000 shares of common stock, held by The Robert Kamen 2012 Irrevocable Trust, of which Dr. Kamen serves as the trustee.

Description of capital stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation, which will be effective upon the closing of this offering and amended and restated bylaws, which will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The descriptions of the common stock and convertible preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of         shares of common stock, par value $0.001 per share, and         shares of convertible preferred stock, par value $0.001 per share, all of which shares of convertible preferred stock will be undesignated.

As of October 31, 2015, 81,207,469 shares of our common stock were outstanding and held by 51 stockholders of record. This amount assumes the conversion of all outstanding shares of our convertible preferred stock into common stock, which will occur immediately prior to the closing of this offering. In addition, as of October 31, 2015, we had outstanding options to purchase 8,499,506 shares of our common stock under our 2013 Plan, at a weighted average exercise price of $0.33 per share, 1,539,881 of which were exercisable.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding convertible preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding convertible preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Convertible preferred stock

Immediately prior to the completion of this offering, all outstanding shares of our convertible preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to          shares of convertible preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our convertible preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of convertible preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of convertible preferred stock will be outstanding, and we have no present plan to issue any shares of convertible preferred stock.

Registration rights

Upon the completion of this offering, the holders of 73,778,761 shares of our common stock, including those issuable upon the conversion of convertible preferred stock, are entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investors' rights agreement between us and certain holders of our common stock, Series A convertible preferred stock and Series B convertible preferred stock. The investors' rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under these agreements will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Beginning six months after the completion of this offering, the holders of 73,778,761 shares of our common stock, including those issuable upon the conversion of shares of our convertible preferred stock, are entitled to demand registration rights. Under the terms of the investors' rights agreement, we will be required, upon the written request of holders of at least 25% of the securities eligible for registration then outstanding and that have an aggregate amount of at least $10 million, to file a registration statement and use commercially reasonable efforts to effect the registration of such shares. We are required to effect only two registrations pursuant to this provision of the investors' rights agreement.

Short-form registration rights

Upon the completion of this offering, the holders of 73,778,761 shares of our common stock, including those issuable upon the conversion of shares of our convertible preferred stock are also entitled to short-form registration rights. Pursuant to the investor rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of at least 25% of the securities eligible for registration then outstanding and that have an aggregate amount of at least $1 million, we will be required to file a registration statement and use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any 12-month period pursuant to this provision of the investors' rights agreement.

Piggyback registration rights

Upon the completion of this offering, the holders of 73,778,761 shares of our common stock, including those issuable upon the conversion of shares of our convertible preferred stock, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors' rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering. In accordance with the terms of the investors' rights agreement, we have received a waiver of these piggyback registration rights with respect to the registration for this offering. We must pay all expenses, except for underwriting discounts, selling commissions, any applicable stock transfer taxes, and fees and disbursements of security holders' counsel, incurred in connection with the exercise of piggyback registration rights.

Indemnification

Our investor rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of registration rights

The demand registration rights, short-form registration rights and piggyback registration rights granted under the investor rights agreement will terminate on the fifth anniversary of the completion of this offering.

Anti-takeover effects of our certificate of incorporation and bylaws and Delaware law

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to certificate of incorporation and bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated convertible preferred stock

Our certificate of incorporation provides for         authorized shares of convertible preferred stock. The existence of authorized but unissued shares of convertible preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of convertible preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of convertible preferred stock. The issuance of shares of convertible preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•
before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•
at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•
subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Exchange listing

We intend to apply to list our common stock on the NASDAQ Capital Market under the trading symbol "JNCE".

Transfer agent and registrar

The transfer agent and registrar for our common stock will be         . The transfer agent and registrar's address is                   .

Shares eligible for future sale

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of October 31, 2015, upon the completion of this offering,              shares of our common stock will be outstanding, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•
1% of the number of shares then outstanding, which will equal approximately              shares immediately after this offering assuming no exercise of the underwriters' option to purchase additional shares, based on the number of shares outstanding as of October 31, 2015; or

•
the average weekly trading volume of our common stock on the NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

All of our directors and executive officers and certain holders of our shares, who collectively held substantially all of the shares of common stock as of October 31, 2015, have signed a lock-up agreement which prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives, subject to certain exceptions. See "Underwriting."

Registration rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Description of capital stock—Registration rights" for additional information.

Equity incentive plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of              , 2015, we estimate that such registration statement on Form S-8 will cover approximately                  shares.

Certain material U.S. federal income and estate
tax considerations to non-U.S. holders

The following is a summary of material U.S. federal income tax considerations to non-U.S. holders (as defined below) relating to the acquisition, ownership and disposition of common stock pursuant to this offering. This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Code) by a holder and does not discuss the U.S. federal income tax considerations applicable to a holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a foreign government or governmental entity; a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes or owners of such entity or arrangement; a person that received such common stock in connection with the performance of services; a pension fund or retirement account; a "controlled foreign corporation"; a "passive foreign investment company"; a corporation that accumulates earnings to avoid U.S. federal income tax; or a former citizen or long-term resident of the United States.

This summary is based upon provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, published rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate or alternative minimum tax considerations.

For purposes of this discussion, a "U.S. holder" is a beneficial owner of common stock that is: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion a "non-U.S. holder" is a beneficial owner of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on our common stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder's tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under the section titled "Certain material U.S. federal income and estate tax considerations to non-U.S. holders—Disposition of our common stock" below.

Distributions treated as dividends, if any, that are paid to a non-U.S. holder with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or lower applicable income tax treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business, then the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). However, in this case the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. To the extent provided in an applicable income tax treaty, such dividends may be exempt from such net income taxes (and instead subject to withholding tax) if such dividends are not attributable to a U.S. permanent establishment or fixed base. Any effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. A non-U.S. holder of shares of common stock who wishes to claim the benefit of an exemption or reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder's qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of our common stock

Non-U.S. holders may recognize gain upon the sale, exchange, or other taxable disposition of our common stock. Such gain generally will not be subject to U.S. federal income tax unless: (i) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder); (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or (iii) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period for our common stock, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. We believe that we are not and we do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes. No assurance can be provided that our common stock will remain regularly traded on an established securities market for purposes of the rules described above.

If a non-U.S. holder is an individual described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on a net income basis at the regular graduated U.S. federal individual income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder is a foreign corporation that falls under clause (i) of the preceding paragraph, it will be subject to tax on a net income basis at the regular graduated U.S. federal corporate income tax rates in the same manner as if it were a resident of the United States and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits.

Information reporting and backup withholding tax

We must generally report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements may apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder's conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to "backup withholding" at the then applicable rate. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of our common stock, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but can be credited against a non-U.S. holder's federal income tax, and may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign account tax compliance act

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding taxes on certain types of payments made to "foreign financial institutions" (as specially defined under these rules to include many entities that may not typically be thought of as financial institutions) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. FATCA imposes a 30% withholding tax on "withholdable payments" if they are paid to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. "Withholdable payments" will include dividends on our common stock and any gross proceeds from the sale or other disposition of our common stock. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under final U.S. Treasury Regulations and current IRS guidance, any withholding on payments of gross proceeds from the sale or disposition of our common stock will only apply to payments made on or after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors should consult their own tax advisors regarding this legislation.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC is acting as book-running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Cowen and Company, LLC
Wells Fargo Securities, LLC
Cantor Fitzgerald & Co.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $          per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $              .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing equity compensation plans.

Our directors and executive officers, and certain of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to apply to have our common stock approved for listing on the NASDAQ Capital Market under the symbol "JNCE."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Capital Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") was implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•
to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•
in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Canada

The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The financial statements of Jounce Therapeutics, Inc. at December 31, 2013 and 2014 and for the years then ended included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-                            ) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. We also maintain a website at http://jouncetx.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reported filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Report of independent registered public accounting firm

The Board of Directors and Stockholders of
Jounce Therapeutics, Inc.

We have audited the accompanying balance sheets of Jounce Therapeutics, Inc. as of December 31, 2013 and 2014, and the related statements of operations, convertible preferred stock, contingently redeemable common stock and stockholders' deficit (equity), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jounce Therapeutics, Inc. at December 31, 2013 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

                                                                                        /s/ Ernst & Young LLP

Boston, Massachusetts
November 6, 2015

Jounce Therapeutics, Inc.
Balance Sheets
(amounts in thousands, except share and per share data)

	December 31,			Pro forma June 30, 2015
			June 30, 2015
	2013	2014

			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,950	$2,338	$61,066	$61,066
Prepaid expenses and other current assets	319	527	1,161	1,161

Total current assets	3,269	2,865	62,227	62,227
Property and equipment, net	4,908	4,339	4,866	4,866
Other non-current assets	1,740	311	427	427

Total assets	$9,917	$7,515	$67,520	$67,520

Liabilities, convertible preferred stock, contingently redeemable common stock and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$1,216	$753	$735	$735
Accrued expenses	249	1,051	1,842	1,842
Deferred rent and lease incentive, current	613	641	656	656
Other current liabilities	2	17	22	22

Total current liabilities	2,080	2,462	3,255	3,255
Deferred rent and lease incentive, non-current	2,602	1,961	1,635	1,635
Other non-current liabilities	71	43	40	40
Preferred stock tranche liability	7,829	3,584	—	—

Total liabilities	$12,582	$8,050	$4,930	$4,930
Commitments and contingencies (see note 11)
Convertible preferred stock (Series A), $0.001 par value:
47,000,000 shares authorized at December 31, 2013 and 2014, and June 30, 2015 (unaudited), 17,000,000, 32,000,000, and 47,000,000 shares issued and outstanding at December 31, 2013 and 2014, and at June 30, 2015 (unaudited), respectively; aggregate liquidation preference of $34,991 and $51,678 at December 31, 2014, and at June 30, 2015 (unaudited), respectively; no shares issued and outstanding at June 30, 2015, pro forma (unaudited)	12,599	27,313	47,112	—
Convertible preferred stock (Series B), $0.001 par value:
No shares authorized, issued or outstanding at December 31, 2013 and 2014, and 24,778,761 shares authorized, issued and outstanding at June 30, 2015 (unaudited), aggregate liquidation preference of $56,916 at June 30, 2015 (unaudited); no shares issued and outstanding at June 30, 2015 pro forma (unaudited)	—	—	55,849	—
Contingently redeemable common stock	47	152	268	268
Stockholders' equity (deficit):
Common stock, $0.001 par value: 65,000,000, 65,000,000, and 94,000,000 shares authorized at December 31, 2013 and 2014, and at June 30, 2015 (unaudited), respectively; 9,202,500, 9,492,875, and 9,411,150 shares issued at December 31, 2013 and 2014, and at June 30, 2015 (unaudited), respectively; 2,621,250, 5,217,878, and 5,934,402 shares outstanding at December 31, 2013 and 2014, and at June 30, 2015 (unaudited), respectively; 81,189,911 shares issued and 77,713,163 shares outstanding at June 30, 2015, pro forma (unaudited)	3	5	6	78
Additional paid-in capital	—	—	—	99,215
Accumulated deficit	(15,314)	(28,005)	(40,645)	(36,971)

Total stockholders' equity (deficit)	$(15,311)	$(28,000)	$(40,639)	$62,322

Total liabilities, convertible preferred stock, contingently redeemable common stock and stockholders' equity (deficit)	$9,917	$7,515	$67,520	$67,520

The accompanying notes are an integral part of these financial statements.

Jounce Therapeutics, Inc.
Statements of Operations
(amounts in thousands, except share and per share data)

	Year ended December 31,		Six months ended June 30,
	2013	2014	2014	2015

			(unaudited)	(unaudited)
Operating expenses:
Research and development	$6,595	$11,243	$5,104	$8,581
General and administrative	4,382	4,969	2,185	3,107

Total operating expenses	$10,977	$16,212	$7,289	$11,688

Operating loss	(10,977)	(16,212)	(7,289)	(11,688)
Other income (expense), net:
Other income (expense), net	(13)	185	—	1
Other financing income (expense), net	(1,136)	5,511	2,949	1,859

Total other income (expense), net	(1,149)	5,696	2,949	1,860

Net loss	$(12,126)	$(10,516)	$(4,340)	$(9,828)

Reconciliation of net loss to net loss attributable to common stockholders:
Net loss	$(12,126)	$(10,516)	$(4,340)	$(9,828)
Accretion of preferred stock to redemption value	(887)	(2,434)	(1,015)	(1,011)
Loss on extinguishment of convertible preferred stock	—	—	—	(2,079)
Accrued dividends on Series A preferred stock	—	—	—	(820)
Accrued dividends on Series B preferred stock	—	—	—	(916)

Net loss attributable to common stockholders	$(13,013)	$(12,950)	$(5,355)	$(14,654)

Net loss per share attributable to common stockholders, basic and diluted	$(5.79)	$(2.96)	$(1.39)	$(2.61)

Weighted-average common shares outstanding, basic and diluted	2,248,051	4,370,650	3,842,417	5,607,703
Pro-forma net loss per share, basic and diluted (unaudited)		$(0.52)		$(0.20)

Pro-forma weighted-average common shares outstanding, basic and diluted (unaudited)		31,069,281		58,400,007

The accompanying notes are an integral part of these financial statements.

Jounce Therapeutics, Inc.
Statements of Convertible Preferred Stock, Contingently Redeemable Common Stock and Stockholders' Equity (Deficit)
(amounts in thousands except share data)

	Series A convertible preferred stock		Series B convertible preferred stock		Contingently redeemable common stock
						Common stock
								Additional paid-in capital		Total stockholders' equity (deficit)
									Accumulated deficit
	Shares	Amount	Shares	Amount	Amount	Shares	Amount

Balance at December 31, 2012	—	$ —	—	$ —	$ —	2,000,000	$ 2	$ —	$ (2,422)	$ (2,420)
Initial issuance of Series A preferred stock, including exchange of convertible promissory notes payable of $2,321, and net of tranche rights of $5,255 and issuance costs of $33	5,990,514	703	—	—	—	—	—	—	—	—
Subsequent issuances of Series A preferred stock	11,009,486	11,009	—	—	—	—	—	—	—	—
Vesting of restricted common stock	—	—	—	—	—	621,249	1	—	—	1
Stock-based compensation expense	—	—	—	—	47	—	—	121	—	121
Accretion of preferred stock to redemption value	—	887	—	—	—	—	—	(121)	(766)	(887)
Net loss	—	—	—	—	—	—	—	—	(12,126)	(12,126)

Balance at December 31, 2013	17,000,000	$ 12,599	—	$ —	$ 47	2,621,249	$ 3	$ —	$ (15,314)	$ (15,311)
Issuance of common stock	—	—	—	—	—	225,000	—	29	$ —	29
Issuances of Series A preferred stock, net of issuance costs of $16	15,000,000	14,984	—	—	—	—	—	—	—	—
Reclassification of tranche rights upon issuance of preferred stock	—	(2,704)	—	—	—	—	—	—	—	—
Vesting of restricted common stock	—	—	—	—	—	2,371,628	2	3	—	5
Stock-based compensation expense	—	—	—	—	105	—	—	227	—	227
Accretion of preferred stock to redemption value	—	2,434	—	—	—	—	—	(259)	(2,175)	(2,434)
Net loss	—	—	—	—	—	—	—	—	(10,516)	(10,516)

Balance at December 31, 2014	32,000,000	$ 27,313	—	$ —	$152	5,217,877	$ 5	$ —	$(28,005)	$(28,000)
Issuance of Series A preferred stock, net of issuance costs of $16 (unaudited)	15,000,000	14,984	—	—	—	—	—	—	—	—
Reclassification of tranche rights upon issuance of preferred stock (unaudited)	—	1,725	—	—	—	—	—	—	—	—
Issuance of Series B preferred stock, net of issuance costs of $151 (unaudited)	—	—	24,778,761	55,849	—	—	—	—	—	—
Exercises of common stock (unaudited)	—	—	—	—	—	5,025	—	1	—	1
Vesting of restricted common stock (unaudited)	—	—	—	—	—	711,500	1	5	—	6
Stock-based compensation expense (unaudited)	—	—	—	—	116	—	—	272	—	272
Accretion of preferred stock to redemption value (unaudited)	—	1,011	—	—	—	—	—	(278)	(733)	(1,011)
Extinguishment of Series A preferred stock (unaudited)	—	2,079	—	—	—	—	—	—	(2,079)	(2,079)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(9,828)	(9,828)

Balance at June 30, 2015 (unaudited)	47,000,000	$ 47,112	24,778,761	$ 55,849	$268	5,934,402	$ 6	$ —	$(40,645)	$(40,639)
Conversion of convertible preferred stock into common stock (unaudited)	(47,000,000)	(47,112)	(24,778,761)	(55,849)	—	71,778,761	72	99,215	3,674	102,961

Pro forma balance at June 30, 2015 (unaudited)	—	$ —	—	$ —	$268	77,713,163	$78	$99,215	$ (36,971)	$ 62,322

The accompanying notes are an integral part of these financial statements.

Jounce Therapeutics, Inc.
Statements of Cash Flows
(amounts in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015

			(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(12,126)	$(10,516)	$(4,340)	$(9,828)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	168	332	142	388
Depreciation	283	1,106	539	627
Non-cash research expenses	29	—	—	—
Change in other financing income (expense), net	1,136	(5,511)	(2,949)	(1,859)
Non-cash interest	13	—	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(281)	(217)	(253)	(634)
Other non-current assets	22	1	3	(116)
Accounts payable	399	(301)	(818)	3
Accrued expenses	222	802	849	504
Other current liabilities	—	8	7	9
Deferred rent	453	(613)	(303)	(311)
Lease incentive benefit	2,762	—	—	—

Net cash used in operating activities	$(6,920)	$(14,909)	$(7,123)	$(11,217)

Cash flow from investing activities:
Purchases of property and equipment	(5,008)	(699)	(448)	(888)
Change in restricted cash	(301)	(10)	—	—

Net cash used in investing activities	$(5,309)	$(709)	$(448)	$(888)

Cash flow from financing activities:
Proceeds from convertible promissory notes payable	350	—	—	—
Proceeds from the issuance of Series A convertible preferred stock and tranche rights, net of issuance costs	14,646	14,984	7,488	14,984
Proceeds from the issuance of Series B convertible preferred stock, net of issuance costs	—	—	—	55,849
Proceeds from the issuance of common stock and restricted stock	7	22	22	—

Net cash provided by financing activities	$15,003	$15,006	$7,510	$70,833

Net increase (decrease) in cash and cash equivalents	2,774	(612)	(61)	58,728
Cash and cash equivalents, beginning of period	176	2,950	2,950	2,338

Cash and cash equivalents, end of period	$2,950	$2,338	$2,889	$61,066

Supplemental disclosure of non-cash activities:
Accretion of convertible preferred stock to redemption value	$887	$2,434	$1,015	$1,011
Conversion of promissory notes payable and accrued interest into Series A convertible preferred stock	$2,321	$—	$—	$—
Purchases of property and equipment included in accounts payable	$183	$21	$—	$287
Reclassification of preferred stock tranche asset upon settlement	$—	$2,704	$1,650	$—
Reclassification of preferred stock tranche liability upon settlement	$—	$—	$—	$1,725

The accompanying notes are an integral part of these financial statements.

Jounce Therapeutics, Inc.
Notes to financial statements
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

1.     Organization and basis of presentation

Jounce Therapeutics, Inc. ("the Company") is an immunotherapy company dedicated to transforming the treatment of cancer by developing therapies that enable the immune system to attack tumors and bring long-lasting benefits to patients. The Company is subject to a number of risks similar to those of other development stage immunotherapy companies, including dependence on key individuals; the need to develop commercially viable products; competition from other companies, many of which are larger and better capitalized; and the need to obtain adequate additional financing to fund the development of its products.

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

2.     Significant accounting policies

The following is a summary of significant accounting policies followed in preparation of these financial statements.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company's management evaluates its estimates which included, but are not limited to, estimates related to accrued expenses, fair value of common stock, valuation of Tranche Rights, stock-based compensation and income taxes. The Company bases its estimates on historical experience and other market specific or other relevant assumptions it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

The Company utilizes significant estimates and assumptions in determining the fair value of its common stock. The Company determined the estimated fair value of its common stock based on a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector and the prices at which the Company sold shares of convertible preferred stock, the superior rights and preferences of securities senior to the Company's common stock at the time. The Company utilized valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid, to estimate the fair value of its common stock. The methodologies included the Option Pricing Method utilizing the Backsolve Method (a form of the market approach defined in the AICPA Practice Aid). This valuation methodology includes estimates and assumptions that require the Company's judgment. Significant changes to the key assumptions used in the valuations could result in different fair values of common stock at each valuation date.

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

Unaudited interim financial information

The accompanying balance sheet as of June 30, 2015, the statements of operations and statements of cash flows for the six months ended June 30, 2014 and 2015, and the statement of preferred stock, contingently redeemable common stock and stockholders' equity (deficit) for the six months ended June 30, 2015, are unaudited. The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements; and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company's financial position as of June 30, 2015, and the results of its operations and comprehensive loss and its cash flows for the six months ended June 30, 2014 and 2015. The financial data and other information disclosed in these notes related to the six months ended June 30, 2014 and 2015 are unaudited. The results for the six months ended June 30, 2015, are not necessarily indicative of results to be expected for the year ending December 31, 2015, any other interim periods, or any future year or period.

Unaudited pro forma information

The accompanying unaudited pro forma balance sheet as of June 30, 2015 has been prepared to give effect to the automatic conversion of all shares of preferred stock outstanding as of June 30, 2015 into 71,778,761 shares of common stock as if the proposed initial public offering had occurred on June 30, 2015. In the accompanying statements of operations, unaudited pro forma basic and diluted net loss per share attributable to common stockholders has been prepared to give effect to the automatic conversion of all outstanding shares of preferred stock as if the proposed initial public offering had occurred on the later of the beginning of the reporting period or the issuance date of the preferred stock. Accordingly, the unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of the accretion of issuance costs, discounts and accruing dividends on preferred stock or the Tranche Rights mark to market adjustments.

Fair value of financial instruments

ASC Topic 820, Fair Value Measurement ("ASC 820"), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following:

•
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

•
Level 3 inputs are unobservable inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying amounts reflected in the balance sheets for cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values, due to their short-term nature.

Cash equivalents

Cash equivalents are highly liquid investments that are readily convertible into cash with original maturities of three months or less when purchased. These assets include an investment in a money market fund that invests in U.S. Treasury obligations.

Restricted cash

Restricted cash is recorded in other non-current assets as of December 31, 2013 and 2014 and as of June 30, 2015, and includes amounts held as security deposits in the form of a letter of credit for the Company's leased facility and amounts held as collateral for the Company's corporate credit card.

Property and equipment

Property and equipment consists of lab equipment, furniture and fixtures, computer equipment, and leasehold improvements and is recorded at cost. The Company capitalizes equipment that is acquired for research and development activities and that has alternate future use. Expenditures for maintenance and repairs are recorded to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. Leasehold improvements are depreciated over the lesser of their useful life or the term of the lease. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method.

Impairment of long-lived assets

The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable and recognizes an impairment loss when it is probable that an asset's realizable value is less than the carrying value. To date, no such impairment losses have been recorded.

Research and development

Expenditures relating to research and development are expensed as incurred. Research and development expenses consist of both internal and external costs such as employee compensation, consultant costs,

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

external research, license fees and facilities costs associated with the development of the Company's immunotherapy pipeline and building of its Transformational Science Platform.

Intellectual property costs

The company expenses costs associated with intellectual property related matters as incurred and classifies such costs as general and administrative expenses in the accompanying statements of operations.

Stock-based compensation expense

The Company expenses the fair value of employee stock awards over the requisite service period, which is generally the vesting period. Compensation cost for stock awards issued to employees is measured using the grant date fair value of the award, net of estimated forfeitures, and is adjusted annually to reflect actual forfeitures. Grants of stock awards to non-employees are required to be recognized as expense in the statements of operations based on their vesting date fair values. Non-employee stock-based awards are revalued at each period to reflect the current fair value of such awards. Stock-based compensation is recognized on a straight-line basis.

The Company uses intrinsic value, which is based on the value of its common stock less any purchase price, to determine the fair value of restricted stock awards. The Company estimates the fair value of stock options at the date of grant using the Black-Scholes option-pricing model which requires inputs based on certain subjective assumptions. Expected volatility is calculated based on reported volatility data for a representative group of publicly traded companies for which historical information was available. The historical volatility is calculated based on a period of time commensurate with the expected term assumptions. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. The Company uses the simplified method, under which the expected term is presumed to be the midpoint between the vesting date and the end of the contractual term. The Company uses the remaining contractual term for the expected life of non-employee awards. The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on common stock.

The Company records the expense for stock-based compensation awards subject to performance-based milestone vesting over the remaining service period when management determines that achievement of the milestone is probable. Management evaluates when the achievement of a performance-based milestone is probable based on the expected satisfaction of the performance conditions as of the reporting date.

The amount of stock-based compensation expense recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. The Company evaluates its forfeiture rate annually. Ultimately, the actual expense recognized over the vesting period will be for those awards that vest.

Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method,

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of the assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company accounts for uncertain tax positions using a more-likely-than-not threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors, including, but not limited to, changes in the law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position. The Company evaluates its tax positions on an annual basis.

Comprehensive loss

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss was equal to net loss in all periods presented.

Net loss per share

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and potentially dilutive securities outstanding for the period determined using the treasury-stock and if-converted methods.

For purposes of the diluted net loss per share calculation, preferred stock, unvested restricted common stock and stock options are considered to be potentially dilutive securities, but are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive and therefore, basic and diluted net loss per share were the same for all periods presented.

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because to do so would be anti-dilutive (in common stock equivalent shares):

	As of December 31,		As of June 30,
	2013	2014	2014	2015

Series A preferred stock	17,000,000	32,000,000	24,500,000	47,000,000
Series B preferred stock	—	—	—	24,778,761
Outstanding stock options	—	4,147,500	672,500	5,448,997
Unvested restricted common stock	6,581,251	4,274,998	5,108,562	3,476,748

Total	23,581,251	40,422,498	30,281,062	80,704,506

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

Pro forma net loss per share

The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of the accretion of issuance costs, discounts, and accruing dividends on the preferred stock because it assumes that the conversion of the preferred stock into common stock occurred on the later of January 1, 2014 or the issuance date of the preferred stock for the year ended December 31, 2014, and on the later of January 1, 2015 or the issuance date of the preferred stock for the six months ended June 30, 2015.

The following table summarizes the Company's unaudited pro forma net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year ended December 31, 2014	Six months ended June 30, 2015

Net loss attributable to common stockholders	$(12,950)	$(14,654)
Add:
Changes in fair value of preferred stock tranche liability	(5,511)	(1,859)
Accretion of preferred stock to redemption value(1)	2,434	1,011
Accrued dividends on Series A preferred stock(2)	—	820
Accrued dividends on Series B preferred stock(3)	—	916
Loss on extinguishment of Series A preferred stock	—	2,079

Pro forma net loss	$(16,027)	$(11,687)

Weighted average number of common shares outstanding, basic and diluted	4,370,650	5,607,703
Add:
Pro forma adjustments to reflect assumed conversion of preferred stock	26,698,631	52,792,304

Shares used to compute pro forma net loss per share, basic and diluted	31,069,281	58,400,007

Pro forma basic and diluted net loss per share attributable to common stockholders	$(0.52)	$(0.20)

(1)    Accretion of preferred to redemption value included the discount, issuance costs and accruing dividends prior to the extinguishment of the Series A preferred stock, while it was redeemable at a fixed date.

(2)    Represents accruing dividends, which have not been recorded as either (i) the initial carrying value of the Series A preferred stock exceeded the redemption value or (ii) upon extinguishment of the Series A preferred stock in April 2015, the preferred stock became contingently redeemable.

(3)    Represents accruing dividends on the Series B preferred stock, which is contingently redeemable.

Concentrations of credit risk and off-balance sheet risk

The Company has no significant off-balance-sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash and cash equivalents. The Company places its cash and cash equivalents in an institutional money market fund.

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

Segment information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company's chief operating decision maker, the Company's chief executive officer, views the Company's operations and manages its business as a single operating segment, which is the business of discovering and developing cancer immunotherapies.

New accounting pronouncements

In June 2014, the FASB issued ASU No. 2014-10 Development Stage Entities (Topic 915), which simplifies financial reporting for development stage entities by eliminating requirements specific to development stage entities. As a result, entities in a development stage will no longer need to present inception-to-date information about income statement line items, cash flows, or equity transactions. Instead, the new guidance clarifies how these entities should tailor existing disclosures to explain the risks and uncertainties related to their activities. This update is effective for annual periods beginning after December 15, 2014, and early application is permitted for any annual period for which the entity's financial statements have not yet been issued or made available for issuance. The Company adopted this accounting standard in these financial statements.

In August 2014, the FASB issued ASU No. 2014-15 Presentation of Financial Statements—Going Concern, which requires management to assess an entity's ability to continue as a going concern every reporting period, and provide certain disclosures if management has substantial doubt about the entity's ability to operate as a going concern, or an express statement if not, by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. This guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is in process of evaluating this guidance and determining the expected effect on its financial statements.

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

3.     Fair value measurements

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 are as follows (in thousands):

	December 31, 2013	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)

Assets
Money market funds, included in cash and cash equivalents	$2,950	$2,950	$—	$—
Preferred stock tranche asset	1,438			1,438

Total	$4,388	$2,950	$—	$1,438

Liabilities
Preferred stock tranche liability	$7,829	$—	$—	$7,829

For the year ended December 31, 2013, the Company estimated the fair value of the preferred stock tranche asset and liability at the time of issuance and subsequently remeasured it using a probability-weighted present value model that considered the probability of closing each tranche (varying from 50% to 95% based on the milestone and measurement date), and the estimated future value of Series A convertible preferred stock ("Series A preferred stock") at closing (varying from $0.85 to $1.88 based on the expected tranche closing date). The Company converted future values to present value using a discount rate (17.6%) appropriate for probability adjusted cash flows. The estimates are based, in part, on subjective assumptions. Changes to these assumptions can have a significant impact on the fair value of the preferred stock tranche asset and liability.

At December 31, 2013, the preferred stock tranche asset of $1.4 million is recorded in other non-current assets on the balance sheet.

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 are as follows (in thousands):

	December 31, 2014	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)

Assets
Money market funds, included in cash and cash equivalents	$2,452	$2,452	$—	$—

Liabilities
Preferred stock tranche liability	$3,584	$—	$—	$3,584

For the year ended December 31, 2014, the Company estimated the fair value of the preferred stock tranche liability at the time of issuance and subsequently remeasured it using a probability-weighted present value model that considered the probability of closing each tranche (varying from 60% to 100% based on the milestone and measurement date), and the estimated future value of Series A preferred stock at closing (varying from $1.01 to $1.88 based on the expected tranche closing date). The Company converted future values to present value using a discount rate (16.8%) appropriate for probability adjusted cash flows. The estimates are based, in part, on subjective assumptions. Changes to these assumptions can have a significant impact on the fair value of the preferred stock tranche liability.

As of June 30, 2015, the preferred stock tranche liability was fully reclassified to convertible preferred stock and, as such, no preferred stock tranche asset or liability was outstanding. Assets measured at fair value as of June 30, 2015 were as follows (in thousands):

	June 30, 2015	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)

Assets
Money market funds, included in cash and cash equivalents	$61,586	$—	$—	$—

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

The following table provides a reconciliation of all assets and liabilities measured at fair value using Level 3 significant unobservable inputs (in thousands):

	Preferred stock tranche asset	Preferred stock tranche liability

Balance at December 31, 2012	$—	$—
Issuance	1,229	(6,484)
Changes in fair value	209	(1,345)
Reclassification to preferred stock	—	—

Balance at December 31, 2013	$1,438	$(7,829)

Changes in fair value	1,266	4,245
Reclassification to preferred stock	(2,704)	—

Balance at December 31, 2014	$—	$(3,584)

Changes in fair value	—	1,859
Reclassification to preferred stock	—	1,725

Balance at June 30, 2015	$—	$—

4.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following (in thousands):

	As of December 31,		As of June 30,
	2013	2014	2015

Prepaid expenses	$221	$281	$1,072
Other current assets	98	246	89

Total prepaids and other current assets	$319	$527	$1,161

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

5.     Property and equipment, net

Property and equipment and related accumulated depreciation are as follows (in thousands):

		As of December 31,
	Estimated useful life in years
				As of June 30,
		2013	2014	2015

Laboratory equipment	5	$1,671	$2,187	$2,862
Furniture and office equipment	4	107	107	107
Computer equipment	3	88	109	190
Construction in progress		—	—	383
Leasehold improvements	Shorter of lease or asset life	3,325	3,325	3,325

		5,191	5,728	6,867
Less: accumulated depreciation		(283)	(1,389)	(2,001)

Property and equipment, net		$4,908	$4,339	$4,866

Total depreciation expense was $0.3 million, $1.1 million, $0.5 million, and $0.6 million for the years ended December 31, 2013 and 2014, and for the six months ended June 30, 2014 and 2015, respectively.

6.     Accrued expenses

Accrued expenses consist of the following (in thousands):

	As of December 31,		As of June 30,
	2013	2014	2015

Employee compensation and benefits	$39	$557	$756
External research and professional services	101	443	529
Lab consumables and other	109	51	270
Property and equipment	—	—	287

Total accrued expenses	$249	$1,051	$1,842

7.     Convertible promissory notes payable

In 2012, the Company issued convertible promissory notes ("the Notes") to investors in the aggregate amount of $1.9 million. In January 2013, the Company issued an additional Note to the same investors for $0.4 million. The Notes accrued interest at a rate of 6% and were due and payable upon the earlier of (1) the next equity financing, as defined; (2) upon written election of the lender any time after December 31, 2012; or (3) upon the lender providing a default notice. Upon the execution of the Series A Preferred Stock Agreement in February 2013, the Notes and accrued interest converted into 2,320,685 shares of Series A preferred stock. The Company recorded interest expense of $13,000 in the year ended December 31, 2013.

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

8.     Convertible preferred stock

The Company's Series A and Series B convertible preferred stock, together referred to as "preferred stock", has been classified as temporary equity on the accompanying balance sheets in accordance with authoritative guidance for the classification and measurement of redeemable securities as the preferred stock is redeemable upon the occurrence of a deemed liquidation event.

Series A preferred stock

At June 30, 2015, 47,000,000 shares of Series A preferred stock were authorized, issued and outstanding. These shares were issued at various closing dates between 2013 and 2015 for $1.00 per share. The shares were issued in exchange for cash proceeds of $44.6 million, net of issuance costs of $0.1 million and the exchange of approximately $2.3 million in outstanding convertible promissory notes, including accrued interest.

Tranche rights issued with Series A preferred stock

Included in the terms of the Series A Preferred Stock Purchase Agreement were Tranche Rights that meet the definition of free standing instruments as they are legally detachable and separately exercisable from the Series A preferred stock. The Tranche Rights obligated the investors in Series A preferred stock to purchase, and the Company to sell, an additional 10,000,000 shares of Series A preferred stock at $1.00 per share contingent upon the initiation of certain research and development programs and initiation of translational science ("Tranche Right I"). In addition, the investors were obligated to purchase, and the Company was obligated to sell, an additional 20,000,000 shares of Series A preferred stock upon developing product candidates and achieving certain clinical milestones ("Tranche Right II"). In addition, the Tranche Rights provided the investors with the ability to purchase these additional shares at their option at any time. The Tranche Rights were transferrable by the investors, subject to approval by the Board.

The Company concluded that the Tranche Rights met the definition of a freestanding financial instrument, as the Tranche Rights were legally detachable and separately exercisable from the Series A preferred stock. Therefore, the Company has allocated the net proceeds between the Tranche Rights and the Series A preferred stock. Since the Series A preferred stock was contingently redeemable upon the occurrence of a deemed liquidation event, the Tranche Rights are classified as an asset or liability under ASC Topic 480 Distinguishing Liabilities from Equity and are initially recorded at fair value. The Tranche Rights were measured at fair value at each reporting period. Since the Tranche Rights were subject to fair value accounting, the Company allocated the proceeds to the Tranche Rights based on the fair value at the date of issuance with the remaining proceeds being allocated to the Series A preferred stock. The estimated fair value of the Tranche Rights was determined using a probability-weighted present value model that considers the probability of closing a tranche, the estimated future value of Series A preferred stock at each closing and the investment required at each closing. Future values were converted to present value using a discount rate appropriate for probability-adjusted cash flows.

The following table summarizes the initial value of the Tranche Rights included in the Series A

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

Preferred Stock Purchase Agreement (in thousands):

Fair value of tranche right asset (liability)

Tranche Right I	$1,229
Tranche Right II	(6,484)

Total value of Tranche Rights	$(5,255)

Tranche Right I was initially recorded as an asset of $1.2 million as the purchase price of the additional shares was greater than the estimated value of the Series A preferred stock at the expected settlement date. Conversely, Tranche Right II was initially recorded as a liability of $6.5 million as the purchase price of the additional shares was less than the estimated price of the Series A preferred stock at the expected settlement date. At December 31, 2013, the Tranche Rights both remained outstanding in full and the Company recognized expense of $1.1 million related to the mark to market adjustment in the carrying value of the Tranche Rights during the year ended December 31, 2013, which is included in other financing expense.

In February 2014, the Company amended the Tranche Rights, which changed the amount and timing of the subsequent closings related to Tranche Right I and Tranche Right II. The shares associated with Tranche Right I were increased by 5,000,000 to 15,000,000 and the shares associated with Tranche Right II were decreased by 5,000,000 to 15,000,000 while the purchase price per share remained unchanged at $1.00. Additionally, upon the achievement of the specified milestones, Tranche Right I and Tranche Right II would each be closed in two separate transactions whereby 50% of the commitment would be closed upon the achievement of the milestones and the remaining 50% commitment would be closed within six months of achieving the milestones. As a result of these modified Tranche Rights, the Company recognized income of $3.4 million related to the mark to market adjustment at the time of the amendment.

The Company issued 15,000,000 additional shares under Tranche Right I, in two separate closings during the year ended December 31, 2014 with total proceeds of $15.0 million, net of issuance costs. Prior to each closing, any changes in the value of Tranche Right I were recorded as other financing expense. The fair value of the portion of the Tranche Right I settled at each closing was reclassified to Series A preferred stock. The Company recognized income of $1.3 million, inclusive of the February 2014 amendment's impact of $1.3 million, related to the mark to market of Tranche Right I during the year ended December 31, 2014, which is included in other financing income. The Company recognized income of $4.2 million, inclusive of the February 2014 amendment's impact of $2.1 million, related to the mark-to-market of Tranche Right II during the year ended December 31, 2014, which is included in other financing income.

In January and April 2015, Tranche Right II was settled in two separate closings, prior to achieving the contingent milestones. The Company recognized income of $1.9 million related to the mark to market of Tranche Right II during the period ended June 30, 2015, which is included in other financing income. The fair value of the Tranche Right II settled at closing was reclassified to Series A preferred stock. The initial carrying amount of the Series A preferred stock issued upon the closing of Tranche Right II amounted to approximately $16.7 million which exceeds the redemption value of $15.0 million; therefore, the carrying value is not being subsequently adjusted until such time as the redemption value exceeds the initial

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

carrying amount. However, the Company has reflected accrued dividends of approximately $0.4 million related to this issuance in the net loss attributable to common shareholders for the six months ended June 30, 2015.

Series A preferred stock extinguishment

In April 2015, in connection with the issuance of the Series B convertible preferred stock ("Series B preferred stock"), the rights and preferences of the Series A preferred stock were modified and resulted in two primary changes. First, the right at the election of the holder to redeem the Series A preferred stock beginning in February 2020 was removed and the right to participate in liquidating distributions with the common stock holders on a pro rata basis was also removed. The removal of these two features resulted in a fundamental change to the nature of the preferred shares. As a result, the Company recognized a loss on extinguishment of the Series A preferred stock in the amount of $2.1 million, which caused the Series A preferred stock's carrying value to equal its fair value of $47.1 million after the modification. As the amended Series A preferred stock is no longer redeemable at the option of the holder in February 2020, and is only contingently redeemable upon the occurrence of a deemed liquidation event, the Company will not subsequently adjust the carrying value of the Series A preferred stock until such time that it is probable that the Series A preferred stock will be redeemed.

Series B preferred stock

At June 30, 2015, 24,778,761 shares of Series B preferred stock were authorized, issued and outstanding. These shares were issued for $2.26 per share. This issuance resulted in cash proceeds of $55.8 million, net of issuance costs of $0.2 million.

Preferred stock

The rights, preferences, and privileges of the preferred stock at June 30, 2015 are listed below:

  Conversion

Shares of preferred stock are convertible into such number of fully paid and non-assessable shares of common stock as determined by dividing the original issuance price by the conversion price at the time in effect. The original conversion price is $1.00 for Series A preferred stock and $2.26 for Series B preferred stock, subject to adjustments to reflect the issuance of common stock, options, warrants, or other rights to subscribe for or to purchase common stock for a consideration per share, less than the conversion price then in effect and subsequent stock dividends, stock splits, combinations, or recapitalizations.

Conversion is at the option of the Series A and Series B preferred stockholders, although conversion is automatic upon the earlier of the consummation of an underwritten public offering resulting in gross proceeds to the Company of at least $35 million or, separately for each class of preferred stock, the vote or written consent of the majority of the then outstanding shares of preferred stock.

  Dividends

Holders of preferred stock are entitled to receive, before any cash is paid out or set aside for any common stock, dividends at $0.08 and $0.18 per share for Series A and Series B preferred stock, respectively, subject to adjustment for stock splits; stock dividends; or, in certain circumstances, the sale of common stock at a price below the original issue price of the preferred stock. The dividends are cumulative, and are payable only when and if declared by the board of directors of the Company. No dividends have been declared since inception. Aggregate cumulative dividends at June 30, 2015, were $5.6 million.

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

  Liquidation preference

Holders of the Series B preferred stock have preference in the event of a liquidation, dissolution, sale, or winding up of the Company equal to the greater of original issue price per share, plus any accrued but unpaid dividends whether or not declared, plus any dividends declared but unpaid thereon or such amount per share as would have been payable had all shares of Series B preferred stock been converted into common stock immediately prior to such liquidation. Thereafter, the holders of Series A preferred stock shall have preference equal to the greater of original issue price per share, plus any accrued but unpaid dividends whether or not declared, plus any dividends declared but unpaid thereon or such amount per share as would have been payable had all shares of Series A preferred stock been converted into common stock immediately prior to such liquidation.

If the assets of the Company are insufficient to pay the Series B or Series A preferred stock preferential amounts the remaining assets shall be distributed ratably among such holders in proportion to their aggregate liquidation preference amounts.

  Redemption

As of June 30, 2015, the preferred stock is only redeemable upon the occurrence of a contingent deemed liquidation event, which includes a merger with a change in ownership of more than 50%, or a sale of substantially all of the assets. Prior to being modified in April 2015, the Series A preferred stock was redeemable beginning in February 2020, at the option of the holder.

  Voting rights

Holders of the preferred stock are entitled to vote as a single class with the holders of common stock and shall have one vote for each equivalent common share into which the preferred stock is convertible. A majority vote of the preferred stockholders is required in order to amend the certificate of incorporation or bylaws; reclassify common stock or establish another class of stock; create or authorize additional shares of preferred stock; effect a sale, liquidation, or merger of the Company; repurchase or redeem any capital stock; or engage in any action that would adversely affect the holders of the preferred stock.

The Company assessed the Series A and Series B preferred stock for any beneficial conversion features or embedded derivatives, including the conversion option that may require bifurcation from the Series A or B preferred stock and receive separate accounting treatment. The Company concluded that none of the features required bifurcation as a derivative liability.

9.     Stockholder's deficit

Common stock

The holders of the Company's common stock are entitled to receive dividends if and when declared by the Company's Board of Directors. Dividends to the holders of common stock may be declared and paid only after all accrued unpaid preferred stock dividends have been paid according to their respective terms.

Liquidation

After payments of their respective liquidation preferences to the holders of shares of Series A and Series B preferred stock, the holders of shares of common stock are entitled to the Company's remaining assets

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

available for distribution to its stockholders in the event of any voluntary or involuntary liquidation, dissolution or winding up of the business or upon occurrence of a deemed liquidation event.

Shares reserved for future issuance

The Company has reserved the following shares of common stock for the potential conversion of outstanding preferred stock:

	As of December 31,		As of June 30, 2015
	2013	2014

Shares reserved for Series A preferred stock outstanding	17,000,000	32,000,000	47,000,000
Shares reserved for future issuances of Series A preferred stock	30,000,000	15,000,000	—
Shares reserved for Series B preferred stock outstanding	—	—	24,778,761
Shares reserved for vesting of restricted stock awards under the founder agreements	4,837,501	3,143,750	2,693,750
Shares reserved for vesting of restricted stock awards under the 2013 Stock Option and Grant Plan	1,743,750	1,131,248	782,998
Shares reserved for exercises of outstanding stock options issued under the 2013 Stock Option and Grant Plan	—	4,147,500	5,448,997
Shares reserved for issuances under the 2013 Stock Option and Grant Plan	5,447,500	1,234,625	4,609,453
Shares reserved for issuance under collaboration agreements	300,000	75,000	—

	59,328,751	56,732,123	85,313,959

10.   Stock-based compensation

2013 Stock option and grant plan

In February 2013, the Company adopted the Jounce Therapeutics, Inc. 2013 Stock Option and Grant Plan (the "2013 Plan"), as amended and restated, under which it may grant restricted stock awards, incentive stock options ("ISOs"), or ISOs, and non-statutory stock options to purchase up to 7,500,000 shares of common stock to eligible employees, officers, directors, and consultants.

In January 2015, the Company amended the 2013 Plan to allow for the issuance of up to 7,700,000 shares of common stock. In April 2015, the Company amended the 2013 Plan to allow for the issuance of up to 12,094,600 shares of common stock.

During the year ended December 31, 2013, the Company issued restricted stock awards under the 2013 Plan. During the year ended December 31, 2014, the Company issued restricted stock and stock option awards under the 2013 Plan. During the six months ended June 30, 2015, the Company issued only stock options under the 2013 Plan.

The terms of restricted stock and stock option awards agreements, including vesting requirements, are determined by the Board of Directors, subject to the provisions of the 2013 Plan. Options and restricted stock awards granted by the Company to employees and directors generally vest ratably over four years. Awards granted to new employees vest ratably over four years with 25% vesting on the first anniversary of

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

employment and the remaining 75% vesting ratably, on a quarterly or monthly basis, over the remaining three years. Awards granted to non-employees generally vest monthly over one year.

During the years ended December 31, 2013 and 2014, the Company issued 2,010,000 and 150,000 shares of restricted common stock at an original purchase price of $0.001 and $0.13 per share, respectively, under the 2013 Plan to employees and directors. In addition, during the years ended December 31, 2013 and 2014, the Company issued 67,500 and 18,500 shares of restricted common stock at an original purchase price of $0.001 and $0.13, respectively, under the 2013 Plan to non-employees. No restricted common stock awards were issued during the six months ended June 30, 2015. During the year ended December 31, 2014, the Company granted 4,096,000 stock options to employees and directors and 51,500 stock options to non-employees. During the six months ended June 30, 2015, the Company issued 1,305,350 stock options to employees and directors and 45,000 stock options to non-employees. As of December 31, 2013 and 2014 and as of June 30, 2015, there were 5,447,500, 1,234,625, and 4,609,453 shares available for future issuance under the 2013 Plan, respectively.

The restricted common shares issued under the terms of the 2013 Plan allows the Company, at its discretion, to repurchase unvested shares at the initial purchase price if the employees or non-employees terminate their service relationship with the Company. The shares are recorded in stockholders' deficit as they vest.

Founder awards

From December 2012 to February 2013, the Company issued 5,150,000 shares of restricted common stock to non-employee founders ("Founders"). The shares were issued under the terms of the respective restricted stock agreements and allow the Company, at its discretion, to repurchase unvested shares if the Founders terminate their relationship with the Company. Of the total restricted shares awarded to the Founders, 3,850,000 shares generally vest over one to four years, based on each Founder's continued service relationship with the Company in varying capacity as advisors, as prescribed by the grantee's individual restricted stock purchase agreements. The remaining 1,300,000 of the shares issued begin vesting upon the determination by the board of directors of a Founder's achievement of certain performance objectives, as set forth in the agreements. When and if the performance criteria are satisfied, the full amount of the restricted shares shall vest irrespective of the continuation of the Founder's future service relationship with the Company.

These performance criteria are linked to certain milestones specific to the Company's research and development goals, including but not limited to preclinical and clinical development milestones related to the Company's product candidates. Stock-based compensation expense associated with these performance-based awards is recognized when the achievement of the performance condition is considered probable, based on management's judgment.

In March 2014, certain performance conditions associated with 150,000 shares of restricted stock were achieved; therefore, these shares became fully vested and the associated stock-based compensation expense was recorded. As of December 31, 2014 and June 30, 2015, management has concluded that achievement of the other performance-based milestones was not probable.

In addition, restricted stock awards granted to two non-employee Founders contain options that enable the Founders to sell their vested shares back to the Company at fair value upon the occurrence of a contingent

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

future event that is outside of the Founders' control. As such, these awards are recorded on the balance sheet as contingently redeemable common stock, residing in temporary equity, and are not remeasured after they vest. As of December 31, 2013 and 2014 and June 30, 2015, $47,000, $152,000, and $268,000 was recorded in temporary equity related to these awards, respectively.

Stock-based compensation expense

The total compensation cost recognized in the statements of operations associated with all stock-based compensation awards granted by the Company is as follows (in thousands):

	Year ended December 31,		Six months ended June 30,
	2013	2014	2014	2015

Research and development	$147	$252	$127	$307
General and administrative	21	80	15	81

Total stock-compensation expense	$168	$332	$142	$388

Restricted stock

A summary of the status of and changes in unvested restricted stock as of December 31, 2013 and 2014, and as of June 30, 2015, is presented below:

	Shares	Weighted average grant date fair value per share

Unvested restricted common stock as of December 31, 2012	700,000	$0.001
Issued	6,527,500	0.10
Vested	(621,249)	0.08
Repurchased	(25,000)	0.10

Unvested restricted common stock as of December 31, 2013	6,581,251	0.09

Issued	168,500	0.13
Vested	(2,371,628)	0.10
Repurchased	(103,125)	0.10

Unvested restricted common stock as of December 31, 2014	4,274,998	0.09

Issued	—
Vested	(711,500)	0.09
Repurchased	(86,750)	0.10

Unvested restricted common stock as of June 30, 2015	3,476,748	$0.09

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

The expense related to awards granted to employees and non-employees was $45,000 and $123,000, respectively, for the year ended December 31, 2013. The expense related to awards granted to employees and non-employees was $46,000 and $213,000, respectively, for the year ended December 31, 2014. The expense related to awards granted to employees and non-employees was $21,000 and $254,000, respectively, for the six months ended June 30, 2015.

As of June 30, 2015, the Company had unrecognized stock-based compensation expense related to its unvested restricted stock awards of $0.9 million, which is expected to be recognized over the remaining weighted average vesting period of 1.58 years.

The aggregate fair value of restricted stock awards that vested during the years ended December 31, 2013 and 2014 and the six months ended June 30, 2015, based on estimated fair values of the stock underlying the restricted stock awards on the day of vesting, was $0.1 million, $0.4 million and $0.3 million, respectively.

Stock options

The Company began issuing stock options to employees, directors and non-employees in the year ended December 31, 2014. A summary of the status of, and changes in, stock options for the year and six months ended December 31, 2014 and June 30, 2015, respectively, was as follows:

	Options	Weighted average exercise price	Remaining contractual life (in years)	Aggregate intrinsic value (in thousands)

Outstanding at December 31, 2013	—
Granted	4,147,500	$0.13
Exercised	—
Cancelled or forfeited	—

Outstanding at December 31, 2014	4,147,500	$0.13	9.5	$664
Granted	1,350,350	$0.20
Exercised	(5,025)	$0.14
Cancelled or forfeited	(43,828)	$0.16

Outstanding at June 30, 2015	5,448,997	$0.15

Vested and expected to vest at December 31, 2014	4,147,500	$0.13	9.5	$664

Exercisable at December 31, 2014	66,233	$0.13	9.2	$11

Vested and expected to vest at June 30, 2015	5,448,997	$0.15	9.1	$2,688

Exercisable at June 30, 2015	280,356	$0.14	8.9	$140

Using the Black-Scholes option pricing model, the weighted average fair value of options granted to employees and directors during the year ended December 31, 2014 and the six months ended June 30, 2015 was $0.13 and $0.20 per share, respectively. The expense related to awards granted to employees was $68,000, $4,000 and $98,000 for the year ended December 31, 2014 and for the six months ended June 30, 2014 and 2015, respectively. There were no stock options granted during the year ended December 31, 2013.

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

The fair value of options granted to employees and directors during the year ended December 31, 2014 and the six months ended June 30, 2015 (unaudited) under the 2013 Plan has been calculated on the date of grant using the following weighted average assumptions:

	Year ended December 31, 2014	Six months ended June 30, 2015

Risk-free interest rate	1.9%	1.5%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	6.1	6.1
Expected volatility	70.7%	68.5%

Using the Black-Scholes option pricing model, the weighted average fair value of options granted to non-employees during the year ended December 31, 2014 and the six months ended June 30, 2015 was $0.13 and $0.23 per share, respectively. The expense related to awards granted to non-employees was $5,000, $2,000 and $15,000 for the year ended December 31, 2014 and for the six months ended June 30, 2014 and 2015, respectively. There were no stock options granted during the year ended December 31, 2013.

The fair value of options granted to non-employees during the year ended December 31, 2014 and the six months ended June 30, 2015 (unaudited) under the 2013 Plan has been calculated on the date of grant using the following weighted average assumptions:

	Year ended December 31, 2014	Six months ended June 30, 2015

Risk-free interest rate	2.6%	1.9%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	10.0	10.0
Expected volatility	69.5%	69.5%

As of June 30, 2015, the Company had unrecognized stock-based compensation expense related to its unvested stock options of $0.6 million, which is expected to be recognized over the remaining weighted average vesting period of 3.09 years.

11.   Commitments and contingencies

Operating lease

The Company leases its corporate headquarters under an operating lease that expires on October 15, 2018. The Company has the option to extend the term of the lease for an additional three-year period, at the market rate, by giving the landlord written notice of its election to exercise the extension at least nine months prior to the original expiration of the lease term. The Company is recording rent expense on a straight-line basis through the end of the lease term and has recorded deferred rent on the balance sheet, accordingly. The lease provides the Company with a tenant improvement allowance of up to $2.8 million. The Company incurred $3.3 million of improvements in the year ended December 31, 2013, which were

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

recorded as leasehold improvements. The Company recorded the tenant improvement allowance incurred as a deferred lease incentive and has amortized the deferred lease incentive through a reduction of rent expense ratably over the lease term. The Company recorded rent expense, inclusive of lease incentives, of $0.6 million, $0.3 million, $0.2 million, and $0.4 million for the years ended December 31, 2013 and 2014, and six months ended June 30, 2014 and 2015, respectively. The lease agreement required the Company to pay a security deposit of $0.3 million, which is included in other non-current assets in the accompanying balance sheets.

In March 2015, the Company entered into a three year subleasing agreement to lease lab and office facilities at the same location as its corporate headquarters. Under the lease, the Company was required to provide the landlord with a $0.2 million deposit, of which $0.1 million is non-refundable at the end of the lease term provided that the lease is not terminated before it expires. The $0.1 million was recorded as prepaid rent at inception of the lease and is being amortized through rent expense over the term of the lease. The balance of the lease deposit is recorded in other non-current assets in the accompanying balance sheets.

The minimum aggregate future lease commitments at December 31, 2014, are as follows (in thousands):

Total minimum lease payments

2015	$1,020
2016	1,050
2017	1,080
2018	902

$4,052

License and collaboration agreements

During 2013, the Company entered into various license agreements for certain technology. In consideration for the licensed rights, the Company owed $55,000 to the licensors upon execution of the license. The Company is obligated to pay annual maintenance payments from $0 to $60,000 per year to certain of the licensors, which will be recognized as research and development expense. The Company could be required to make clinical development, and regulatory milestones of up to $5.0 million and low single-digit royalty payments to licensors based on the net sales of the licensed products. To date, the Company has incurred $25,000 in milestone payments under these agreements. In addition, one agreement included the issuance of 225,000 shares of common stock to the licensor, which was valued at approximately $29,000. The Company may cancel these agreements at any time by providing 30 to 90 days' notice to the other party and all payments not previously due are no longer owed.

During 2013 and 2014, the Company entered into collaboration agreements with various third parties for research services and access to proprietary technology platforms. Under the terms of one of the collaboration agreements, the Company is required to provide research funding on a per full-time-employee equivalent basis for services received, which is recognized as research and development expense. The Company could be required to make clinical development, and regulatory milestones of up to $12.5 million per product, as well as low single-digit royalty payments paid as a percentage of net sales on a product by product basis. To date no milestone payments or royalties have been incurred under the agreement.

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

12.   401(k) Savings plan

The Company has a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers all employees who meet defined minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pretax basis. As currently established, the Company is not required to make and has not made any contributions to the 401(k) Plan to date.

13.   Income taxes

A reconciliation of the expected income tax (benefit) computed using the federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Year ended December 31,
	2013		2014

Income tax computed at federal statutory tax rate	34.0%		34.0%
State taxes, net of federal benefit	5.4%		7.8%
General business credit carryovers	1.6%		6.3%
Non-deductible income (expense)	(3.2%	)	16.7%
Change in valuation allowance	(37.7%	)	(64.3%	)
Other	(0.1%	)	(0.5%	)

	0.0%		0.0%

The principal components of the Company's deferred tax assets and liabilities consist of the following at December 31, 2013 and 2014 (in thousands):

	Year ended December 31,
	2013	2014

Deferred tax assets:
Net operating loss carryforwards	$4,903	$10,846
Tax credit carryforwards	356	966
Deferred lease incentive	939	745
Deferred rent	324	277
Intangibles	43	40
Other	1	216
Stock-based compensation	—	3

Total deferred tax assets	6,566	13,093
Less valuation allowance	(5,534)	(12,294)

Net deferred tax assets	1,032	799
Deferred tax liabilities—depreciation	(1,032)	(799)

Net deferred taxes	$—	$—

The Company has incurred net operating losses ("NOL") since inception. As of December 31, 2013 and 2014, the Company had federal NOL carryforwards of $12.5 million and $27.7 million, respectively, and

Notes to financial statements (continued)
(information as of June 30, 2015 and for the six months
ended June 30, 2014 and 2015 is unaudited)

state NOL carryforwards of $12.3 million and $27.3 million, respectively, which expire beginning in 2032 through 2034. As of December 31, 2013 and 2014, the Company had federal research and development tax credit carryforwards of $0.2 million and $0.7 million, respectively, which expire beginning in 2032 through 2034. In addition, as of December 31, 2013 and 2014, the Company had state research and development tax credit carryforwards of $0.1 million and $0.4 million, respectively, which expire beginning in 2027 through 2029.

Management has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which principally comprise NOL carryforwards, tax credit carryforwards, deferred lease incentives and deferred rent. Management has determined that it is more likely than not that the Company will not realize the benefits of its federal and state deferred tax assets, and as a result, a valuation allowance of $5.5 million, and $12.3 million has been established at December 31, 2013 and 2014, respectively. The change in the valuation allowance was $6.8 million for the year ended December 31, 2014 and was primarily due to the additional operating loss.

At December 31, 2013 and 2014, the Company had no unrecognized tax benefits. The Company has not as yet conducted a study of its research and development credit carryforwards. This study may result in an adjustment to the Company's research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company's research and development credits, and if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the statements of operations if an adjustment were required.

Interest and penalty charges, if any, related to unrecognized tax benefits would be classified as income tax expense in the accompanying statements of operations. As of December 31, 2013 and 2014, the Company has no accrued interest related to uncertain tax positions. Since the Company is in a loss carryforward position, it is generally subject to examination by the U.S. federal, state, and local income tax authorities for all tax years in which a loss carryforward is available.

Net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50% as defined under Sections 382 and 383 in the Internal Revenue Code. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company's value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not yet conducted Section 382 and 383 studies.

14.   Related-party transactions

Since March 2012, the Company has received consulting and management services from one of its investors, Third Rock Ventures LLP ("Third Rock Ventures"). The Company incurred expenses of $0.8 million, $0.5 million, $0.4 million, and $0.1 million for services from Third Rock Ventures during the years ended December 31, 2013 and 2014, and the six months ended June 30, 2014 and 2015, respectively. Of amounts due to Third Rock Ventures for management fees, $0.2 million, $21,000, and $27,000 were included in accounts payable and accrued expenses for the years ended December 31, 2013 and 2014, and six months ended June 30, 2015, respectively.

15.   Subsequent events

In July 2015, the Company amended its 2013 Plan by increasing the number of common stock reserved for issuance under the 2013 Plan to 13,594,600 shares.

                     Shares

Jounce Therapeutics, Inc.

Common Stock

J.P. Morgan	Cowen and Company
Wells Fargo Securities
Cantor Fitzgerald & Co.

Through and including                    , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 13.    Other expenses of issuance and distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee.

Amount to be paid

SEC registration fee	$	*
FINRA filing fee		*
The NASDAQ Capital Market listing fee		*
Printing and mailing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*      To be filed by amendment.

Item 14.    Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding if the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the director or officer's conduct was unlawful. Section 145 permits corporations to pay expenses (including attorneys' fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation as authorized in Section 145. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation to be in effect upon the closing of this offering and bylaws to be in effect upon the effectiveness of the registration statement of which this prospectus is a part that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•
any breach of the director's duty of loyalty to us or our stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•
any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•
we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•
we will advance reasonable expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys' fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person's services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director's or officer's services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Exchange Act.

Item 15.    Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

1.     In the three years preceding the filing of this registration statement, we have granted stock options to purchase an aggregate of 8,577,412 shares of our common stock, with exercise prices ranging from $0.13 to $0.64 per share, to employees, directors, and consultants pursuant to the 2013 Plan.

2.     In the three years preceding the filing of this registration statement, we have issued an aggregate of 22,583 shares of common stock to employees, directors, and consultants for cash consideration in the aggregate amount of $3,027.35 upon the exercise of stock options.

3.     In the three years preceding the filing of this registration statement, we have issued an aggregate of 7,396,000 shares of restricted common stock to employees, directors and consultants for consideration in the aggregate amount of $29,132.50. We have repurchased 214,875 shares of such shares for an aggregate of $214.88.

4.     In the three years preceding the filing of this registration statement, we have issued an aggregate of 225,000 shares of common stock pursuant to license agreements.

5.     Between February 6, 2013 and April 1, 2015, we issued and sold to investors an aggregate of 47,000,000 shares of Series A convertible preferred stock, for aggregate consideration of approximately $47.0 million.

6.     On April 17, 2015, we issued and sold to investors an aggregate of 24,778,761 shares of our Series B convertible preferred stock, for aggregate consideration of approximately $56.0 million.

We deemed the grants and exercises of stock options described in paragraphs (1), (2) and (3) above as exempt pursuant to Section 4(a)(2) of the Securities Act or in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

We deemed the offer, sale and issuance of the securities described in paragraphs (4), (5) and (6) above to be exempt from registration under the Securities Act, in reliance on Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, regarding transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and financial statement schedules.

(a)    Exhibits:

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)   Financial Statements Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)    The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c)    For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)   If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)    For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  i.      Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  ii.     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  iii.    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  iv.    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on the         day of                  , 2015.

JOUNCE THERAPEUTICS, INC.
By:	Richard Murray, Ph.D. President and chief executive officer

Power of attorney and signatures

Each individual whose signature appears below hereby constitutes and appoints each of Richard Murray and Kim C. Drapkin and as such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

Richard Murray, Ph.D.	President, chief executive officer and director (principal executive officer)	, 2015
Kim C. Drapkin, CPA	Treasurer and chief financial officer (principal financial and accounting officer)	, 2015
Cary G. Pfeffer, M.D.	Director	, 2015

Name	Title	Date

Robert Kamen, Ph.D.	Director	, 2015
Robert Tepper, M.D.	Director	, 2015

Exhibit index

Exhibit no.		Exhibit index

1.1	*	Form of Underwriting Agreement
3.1		Second Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2	*	Form of Third Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon completion of this offering)
3.3		Bylaws of the Registrant, as currently in effect
3.4	*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the effectiveness of the registration statement of which this prospectus is a part)
4.1	*	Specimen Common Stock Certificate
4.2		Amended and Restated Investors' Rights Agreement among the Registrant and certain of its stockholders, dated April 17, 2015
5.1	*	Opinion of Goodwin Procter LLP
10.1	*#	2015 Stock Option and Grant Plan and forms of award agreements thereunder
10.2	#	2013 Stock Option and Grant Plan and forms of award agreements thereunder
10.3	*#	2015 Employee Stock Purchase Plan
10.4	*#	Employment Agreement between Richard Murray and the Registrant, dated , 2015
10.5	*#	Employment Agreement between Kim Drapkin and the Registrant, dated , 2015
10.6	*#	Employment Agreement between Deborah Law and the Registrant, dated , 2015
10.7	*#	Employment Agreement between Jigar Raythatha and the Registrant, dated , 2015
10.8	*#	Employment Agreement between Elizabeth Trehu and the Registrant, dated , 2015
10.9		Lease between HCP/LFREP Ventures I, LLC and the Registrant, dated March 28, 2013
10.10		Sublease between Manus BioSythesis, Inc. and the Registrant, dated May 11, 2015
10.11	*	Amended and Restated Exclusive License Agreement between Sloan-Kettering Institute for Cancer Research, Memorial Sloan-Kettering Cancer Center and Memorial Hospital for Cancer and the Registrant, dated September 28, 2015.
23.1	*	Consent of Ernst & Young LLP
23.2	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1	*	Power of Attorney (included in page II-6)

*      To be included by amendment

†      Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

#      Indicates a management contract or any compensatory plan, contract or arrangement.